COLUMBIA BANKING SYSTEM

Annual Report
2024



To Our Shareholders:

2024 marked our first full year of combined post-merger performance. In 2024, we demonstrated the expanded capabilities created by our merger. We focused on steady performance to consistently deliver stable quarterly results. We remained disciplined and closely aligned loan growth priorities around our strategy, which focuses on balanced growth in relationship-driven loans, deposits and core fee income products as we allow transactional loan balances to exit our balance sheet. We reduced expenses while continuing to bring talented bankers into the organization and invested in strategic technologies for improving operations and the customer experience.

Consistent performance

Your company continued to earn new business by building meaningful relationships and meeting our customers' needs. Our emphasis on attracting customers through our relationship-based approach to business continues to build momentum across the organization. The introduction of three highly successful small business campaigns in 2024 generated approximately $700 million in new deposits and brought new customers to the bank through superior service and our compelling value proposition, instead of promotional pricing.

We continued to expand core fee income as part of our strategy to build a more diversified revenue stream. Our Wealth Management teams made significant inroads with our expanded customer base. Financial advisory and trust revenue were key contributors to core fee income, rising 50% from 2023. These services were enhanced by our conversion to a new broker platform. Pipelines for key contributors to core fee income were strong heading into the new year, and we are pleased with the favorable trends in our collective product and service income.

Treasury management and commercial card income increased 11% and 8% from 2023, respectively, as bankers continued to increase awareness of the depth of our capabilities. In addition to these efforts, our

bankers launched a well-received fraud prevention campaign that helped protect 1,800 relationships and 3,000 accounts and saved $1 million in fraud losses.

Refined operations

We are dedicated to improving customer experiences through a culture of efficiency and continuous improvement. In early 2024, we completed an enterprise-wide evaluation of our operations that resulted in consolidated positions, simplified organizational structures and an improved profitability outlook. We achieved gross annualized savings of $82 million from improved operational efficiency, which supports $12 million of ongoing reinvestments in people, locations and technology enhancements. These changes have paved the way for identifying and removing friction points in our internal processes, enhancing workflows and improving internal customer service to deliver a seamless experience that extends to our customers.

We believe that improving the ways our teams support one another within the bank has a direct impact on the customer experience. This concept was formally adopted into our culture in 2024 with the addition of an approach we call 'The Easiest Bank to Do Business Within.' At the core of this approach, teams are focused on providing their internal partners the same exceptional support we offer our customers. This has resulted in operational efficiencies, including simpler referral processes and the onboarding of technology solutions such as an enterprise CRM system, allowing bankers and internal teams to collaborate more effectively in support of customers.

Key market expansion

As we deepen our presence throughout the West, your company is poised for continued growth in thriving business environments. Our market share in the Northwest stands at 10%, rivaling national and super regional banks, providing a catalyst for growth throughout the West. Our foothold in top western markets, combined with a scaled and more efficient franchise, creates new opportunities to grow our customer base and increase market share in California, Arizona, Colorado and Utah. To capitalize on this growth strategy, we plan to continue enhancing our presence in these key markets.

We are actively pursuing opportunities to expand our presence in areas within our footprint. After building our first branch in Utah in 2023, we opened additional branches in key growth markets across the footprint in 2024. In the Southwest, we strengthened our foothold with two new branches in Phoenix and Scottsdale, Arizona. We also opened our first FinancialHub, a branch format designed to prioritize relationship-building activities and consultative customer solutions, under the combined company in Irvine, California. As we redeploy resources made available through four net consolidations and other offsetting cost reductions in 2024, we plan to continue our expansion. Six new branches are expected to open during 2025 in targeted markets, including Los Angeles, Denver and Colorado Springs.

Increased impact

In 2024, we supported charitable organizations in communities across the footprint with more than $7 million in grants, contributions and sponsorships through both Umpqua Bank and the Umpqua Bank Charitable Foundation. In addition to $1.25 million in community grants distributed to more than 200 organizations, we awarded $1 million to fund the construction of MultiCare's new state-of-the-art pediatric hospital in Tacoma, Washington. Among their many community initiatives, our associates also raised nearly $350,000 in the 10th year of our annual Warm Hearts Winter Drive. Since its inception, the drive has raised more than $2.5 million to help families and individuals struggling with homelessness in our communities.

Over the last year, your company received numerous recognitions for excellence in business, leadership and philanthropy. For the second year in a row, we were named one of 'America's Most Trustworthy Companies' by Newsweek and Global Finance Magazine named us the 'Best Regional Bank (Far West).' For our commitment to thriving communities, the Puget Sound Business Journal honored the bank as a 'Corporate Citizen of the Year,' and leaders across Oregon named Umpqua Bank one of the Portland Business Journal's 'Most Admired Companies' for the 20th year in a row.

Board retirements

Following years of dedicated service to our company, Craig Eerkes and Peggy Fowler are retiring from the Columbia Banking System board and have not been nominated for re-election at the 2025 annual meeting. Throughout their tenure, Craig and Peggy led the Columbia Banking System and Umpqua Holdings Corporation boards, respectively, driving success through a period of unique challenges and significant growth.

Craig Eerkes joined the Columbia Banking System board in 2014 and was appointed Chair in 2018. Craig's guidance helped the company navigate a number of challenges and opportunities, including emergency and planned CEO succession events, the pandemic and the subsequent Paycheck Protection Program, as well as the expansion of the bank's footprint across the West through three acquisitions and the transformative merger with Umpqua Holdings Corporation. He has served as Lead Independent Director since the Umpqua merger in 2023.

Peggy Fowler joined the Umpqua Holdings Corporation board in 2009 and was appointed Chair in 2012, serving in that capacity for more than a decade. In the early years of her service, Peggy supported a period of rapid expansion, fueled by growth through FDIC-assisted acquisitions. During her tenure as Chair, she guided the company through two transformational mergers, Sterling Financial Corporation in 2014 and Columbia Banking System in 2023. She has served as Chair of the Nominating and Governance Committee since the close of the merger in 2023.

Throughout their years of service, Craig and Peggy have led the board through challenging moments and great opportunities. They have supported the company through transformational growth, and their leadership was instrumental in guiding the company through the Columbia Banking System and Umpqua Holdings Corporation merger. We appreciate their many years of service and their leadership in our first years of operation as a combined company and will miss their wisdom and perspective in the board room.

A dedicated team

Your company made repeatable progress toward our goals by increasing the depth of customer relationships and strengthening our internal operating environment, resulting in higher net income and improved profitability. We would like to express our appreciation to all our associates for their exceptional work. They continue to foster a strong reputation among the industry, making us a destination for top talent and attracting experienced bankers with deep expertise and local knowledge. Their commitment to managing expenses while growing relationship-focused business and providing exceptional service puts us in a position to continue delivering solid results for shareholders in 2025.

Clint E. Stein
President and Chief Executive Officer

Cort L. O'Haver
Executive Chair of the Board



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from ___________________ to ___________________.

Commission file number: **000-20288**

COLUMBIA BANKING SYSTEM, INC.

(Exact name of registrant as specified in its charter)

Washington	**91-1422237**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1301 A Street
Tacoma, Washington 98402-4200
(Address of Principal Executive Offices)(Zip Code)
(253) 305-1900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	TRADING SYMBOL	NAME OF EXCHANGE
Common Stock	**COLB**	**The Nasdaq Stock Market LLC**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statement of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2024, based on the closing price on that date of $19.89 per share, was $2,868,372,642.

The registrant had outstanding 209,649,030 shares of common stock as of January 31, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2025 Annual Meeting of Shareholders of Columbia Banking System, Inc. ("Proxy Statement") are incorporated by reference in this Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14.

COLUMBIA BANKING SYSTEM, INC.
FORM 10-K TABLE OF CONTENTS

The acronyms, abbreviations, and terms listed below are used in various sections of this Annual Report on Form 10-K, including Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data.

GLOSSARY OF DEFINED TERMS	
ACH	Automated Clearing House
ACL	Allowance for Credit Losses
ACLLL	Allowance for Credit Losses on Loans and Leases
ALCO	Asset/Liability Management Committee
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
ATM	Automated Teller Machine
Bank	Umpqua Bank
Basel III	Basel capital framework (third accord)
BHCA	Bank Holding Company Act of 1956
BIPOC	Black, Indigenous, and People of Color
Board	The Company's Board of Directors
BMA	Bank Merger Act of 1960
BOLI	Bank Owned Life Insurance
BSA	Bank Secrecy Act
BTFP	Bank Term Funding Program
Capital Rules	Risk-based capital standards currently applicable to the Company and the Bank
CARES Act	Coronavirus Aid, Relief and Economic Security Act
CCPA	California Consumer Protection Act of 2018
CDL	Collateral-Dependent Loans
CODM	Chief Operating Decision Maker
CECL	Current Expected Credit Losses (ASC Topic 326)
CET1	Common Equity Tier 1
CFPB	Consumer Financial Protection Bureau
Columbia	Columbia Banking System, Inc.
Company	Columbia Banking System, Inc. and its Subsidiaries
COVID-19	Coronavirus Disease 2019
CPRA	California Privacy Rights Act
CRA	Community Reinvestment Act of 1977
CVA	Credit Valuation Adjustments
DCBS	Oregon Department of Consumer and Business Services Division of Financial Regulation
DCF	Discounted Cash Flow
DCP	Deferred Compensation Plan
DIF	Deposit Insurance Fund
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
DTA	Deferred Tax Assets
ESPP	Employee Stock Purchase Plan
FASB	Financial Accounting Standards Board
FDIA	Federal Deposit Insurance Act
FDIC	Federal Deposit Insurance Corporation
Federal Reserve	Board of Governors of the Federal Reserve System

GLOSSARY OF DEFINED TERMS (CONTINUED)

FHLB	Federal Home Loan Bank
FinPac	Financial Pacific Leasing, Inc.
Fintech	Financial technology
FRB	Federal Reserve Bank
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
GNMA	Government National Mortgage Association
HELOC	Home Equity Line of Credit
IDI	Insured Depository Institutions
LGD	Loss Given Default
Merger	Umpqua Holdings Corporation merged with and into Columbia, with Columbia as the surviving corporation
Merger Agreement	Agreement and Plan of Merger dated as of October 11, 2021, by and among UHC, Columbia, and Cascade Merger Sub, Inc., as amended on January 9, 2023
Merger Date	February 28, 2023
MSR	Mortgage Servicing Rights
NOL	Net Operating Loss
OCC	Office of the Comptroller of the Currency
PCD	Purchased Credit Deteriorated
PD	Probability of Default
ROU	Right-Of-Use
RSA	Restricted Stock Awards
RSU	Restricted Stock Units
RUC	Reserve for Unfunded Commitments
SBA	Small Business Administration
SEC	Securities and Exchange Commission
SERP	Supplemental Retirement Plan associated with legacy Columbia
SOFR	Secured Overnight Financing Rate
SOX	Sarbanes-Oxley Act of 2002
SRP	Supplemental Retirement Plan
SRP/DCP	Umpqua Supplemental Retirement & Deferred Compensation Plan
TDR	Troubled Debt Restructured
Trusts	Trusts wholly-owned by the Company
UHC	Umpqua Holdings Corporation
USDA	United States Department of Agriculture
Umpqua	Umpqua Bank

PART I

ITEM 1. BUSINESS.

In this Annual Report on Form 10-K, we refer to Columbia Banking System, Inc. as the "Company," "Columbia," "we," "us," "our," or similar references.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements that expressly or implicitly predict future results, performance, or events. Statements other than statements of historical fact are forward-looking statements. You can find many of these statements by looking for words such as "anticipates," "expects," "believes," "estimates," "intends," "forecast", and words or phrases of similar meaning.

We make forward-looking statements including, but not limited to, statements about derivatives and hedging; the results and performance of models and economic forecasts used in our calculation of the ACL; projected sources of funds and the Company's liquidity position and deposit level and types; our securities portfolio; loan sales; adequacy of our ACL, including the RUC; provision for credit losses; non-performing loans and future losses; our commercial real estate portfolio, its collectability and subsequent charge-offs; resolution of non-accrual loans; mortgage volumes and the impact of rate changes; the economic environment; inflation and interest rates generally; litigation; dividends; junior subordinated debentures; fair values of certain assets and liabilities, including MSR values and sensitivity analyses; tax rates; deposit pricing; and the effect of accounting pronouncements and changes in accounting methodology.

Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. In addition to the factors set forth in the sections titled "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K, the following factors, among others, could cause actual results to differ materially from the anticipated results expressed or implied by forward-looking statements:

- changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically;
- deterioration in economic conditions that could result in increased loan and lease losses, especially those risks associated with concentrations in real estate related loans;
- uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, or any recession or slowdown in economic growth particularly in the western United States;
- volatility and disruptions in global capital and credit markets;
- the impact of proposed or imposed tariffs by the U.S. government or potential retaliatory tariffs imposed by U.S. trading partners that could have an adverse impact on customers;
- the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks;
- changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds;
- competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services;
- continued consolidation in the financial services industry resulting in the creation of larger financial institutions that have greater resources;
- our ability to successfully, including on time and on budget, implement and sustain information technology product and system enhancements and operational initiatives;
- our ability to attract new deposits and loans and leases;
- our ability to retain deposits;
- our ability to achieve the efficiencies and enhanced financial and operating performance we expect to realize from investments in personnel, acquisitions, and infrastructure;

- the possibility that our recorded goodwill could become impaired, which may have an adverse impact on our earnings and capital;
- demand for financial services in our market areas;
- stability, cost, and continued availability of borrowings and other funding sources, such as brokered and public deposits;
- changes in legal or regulatory requirements or the results of regulatory examinations that could increase expenses or restrict growth;
- changes in the scope and cost of FDIC insurance and other coverage;
- our ability to manage climate change concerns, related regulations, and potential impacts on the creditworthiness of our customers;
- our ability to recruit and retain key management and staff;
- our ability to raise capital or incur debt on reasonable terms;
- regulatory limits on the Bank's ability to pay dividends to the Company that could impact the timing and amount of dividends to shareholders;
- financial services reform and the impact of legislation and implementing regulations on our business operations, including our compliance costs, interest expense, and revenue;
- a breach or failure of our operational or security systems, or those of our third-party vendors, including as a result of cyber-attacks;
- success, impact, and timing of our business strategies, including market acceptance of any new products or services;
- the outcome of legal proceedings;
- our ability to effectively manage credit risk, interest rate risk, market risk, operational risk, legal risk, liquidity risk and regulatory and compliance risk;
- the possibility that the anticipated benefits from ongoing initiatives to improve operational performance are not realized in the amounts or when expected if at all;
- economic forecast variables that are either materially worse or better than end of quarter projections and deterioration in the economy that exceeds current consensus estimates;
- the effect of geopolitical instability, including wars, conflicts, and terrorist attacks;
- natural disasters, including earthquakes, tsunamis, flooding, fires, pandemics, and other similarly unexpected events outside of our control;
- our ability to effectively manage problem credits;
- our ability to successfully negotiate with landlords or reconfigure facilities; and
- the effects of any damage to our reputation resulting from developments related to any of the items identified above.

There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. Forward-looking statements are made as of the date of this Annual Report on Form 10-K. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under federal securities laws. Readers should consider any forward-looking statements in light of this explanation, and we caution readers about relying on forward-looking statements.

For a more detailed discussion of some of the risk factors that could (i) affect our business, financial condition, and future results, or (ii) cause actual results to differ materially from those contemplated by these forward-looking statements, see the section entitled "Risk Factors" under Item 1A of this Annual Report on Form 10-K. We do not intend to update any factors, except as required by SEC rules, or to publicly announce revisions to any of our forward-looking statements. Any forward-looking statement speaks only as of the date that such statement was made. You should consider any forward-looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

SEC Filings

We electronically file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy and information statements and other information with the SEC. You may obtain these reports and statements, and any amendments, from the SEC's website at www.sec.gov. You may obtain copies of these reports, and any amendments, through the investor relations section of our website at www.columbiabankingsystem.com. These reports are available through our website as soon as reasonably practicable after they are filed electronically with the SEC.

Introduction

Columbia Banking System, Inc. (referred to in this Annual Report on Form 10-K as "we," "our," the "Company," and "Columbia") is a registered financial holding company. Columbia completed its previously announced merger with UHC on February 28, 2023, combining two premier banks in the Northwest to create one of the largest banks headquartered in the West.

Through the Bank, we provide a broad range of banking, private banking, mortgage, and other financial services to corporate, institutional, small business, and individual customers. FinPac, a commercial equipment leasing company, is a subsidiary of the Bank. Along with its subsidiaries, the Company is subject to the regulations of state and federal agencies and undergoes regular examinations by these regulatory agencies.

The majority of the Bank's loans and deposits are within its service areas in Oregon, Washington, California, Idaho, Nevada, Arizona, Colorado, and Utah. Umpqua Bank is an Oregon state-chartered commercial bank, the deposits of which are insured in whole or in part by the FDIC.

Business Strategy

Columbia, through its principal subsidiary, Umpqua Bank, seeks to bank businesses of all sizes, along with their owners, executives, and employees, in addition to the residents of the communities we serve. We seek to provide our customers with the financial sophistication and product depth of a regional banking company while retaining the appeal and service level of a community bank. Our approach is a concentrated focus on full banking relationships, bringing together collaborative teams from commercial and consumer banking as well as wealth management, and leveraging our retail branch network to provide community banking at scale through our "Business Bank of Choice" across the West strategy.

We continually evaluate our existing business processes while focusing on maintaining asset quality and granular loan and deposit portfolios diversified by product, customer, industry, and geography. Our merger with UHC accelerated our targeted strategy to expand market share in communities in the western United States. Our scaled franchise and offerings, talented associate base, and customer-focused business model enable us to provide comprehensive financial services in a manner that serves our four identified stakeholder groups: associates, customers, shareholders, and communities. We seek to expand total revenue while controlling expenses in an effort to gain operational efficiencies and increase our return on average tangible common equity. As a result of our strong commitment to highly personalized, relationship-oriented customer service, our diverse products, our strategic branch locations, and the long-standing community presence of our associates, we believe we are well positioned to attract new customers while not only retaining existing customers, but also deepening our relationship with them. Our ability to attract and retain talented associates strengthens our ability to drive balanced growth in loans, deposits, and sustainable core fee income that results from providing customers tailored financial solutions to meet their needs.

Products and Services

We place the highest priority on customer service and assist our customers in making informed decisions when selecting from the products and services we offer. Our array of financial products are delivered through traditional and digital channels to meet the banking needs of our market area and commercial and consumer customers. To ensure the ongoing viability of our product offerings, we regularly examine the desirability and profitability of existing and potential new products. Our customers can access our products through our branch network, mobile banking applications, and our website: www.umpquabank.com (information contained on our website is not incorporated by reference into this Annual Report on Form 10-K).

Commercial Lending Products. We offer specialized loans for corporate, middle market, and small business customers, including commercial lines of credit and term loans, accounts receivable and inventory financing, international trade finance, commercial property loans, multifamily loans, equipment loans, commercial equipment leases, real estate construction loans and permanent financing, SBA program financing, and capital markets.

Treasury Management and Payments. As Umpqua Bank focuses on banking the full customer relationship and meeting the needs of customers of all sizes, we offer treasury management and payments solutions to our customers through our Global Payments & Deposits group. These products include business digital and mobile banking solutions, ACH, wires, positive pay, remote deposit capture, integrated payments, integrated receivables, lockbox, cash vault, Real-Time Payments via The Clearinghouse, commercial card, and foreign exchange and international banking related products. We also offer merchant services in coordination with a strategic partner. Within our business digital experience, customers can engage in a fully authenticated chat and co-browse feature with a knowledgeable representative if they require assistance with any of the Bank's solutions. We offer our treasury management and payments solutions using a unique consulting experience for prospects and customers that involves a holistic review of a business's cash flows and financial operations to advise the business on opportunities to optimize working capital, gain efficiencies through automation, and achieve cost savings through financial technology deployment.

Deposit Products. We offer deposit products, including non-interest-bearing checking accounts, analyzed business accounts, interest-bearing checking and savings accounts, money market accounts, insured cash sweep and other investment sweep solutions, and certificates of deposit. Interest-bearing accounts earn interest at rates established by management based on competitive market factors and management's desire to increase certain types of deposit liabilities. Our approach is to provide a streamlined and differentiated experience that meets the customer's needs across all channels. This approach is designed to add value for the customer and generate related fee income for the services provided.

Wealth Management. As a division of Umpqua Bank, the Wealth Management team provides a full suite of financial planning, investment, trust, insurance, and private banking solutions to individuals, families, and businesses through Columbia Wealth Advisors, Columbia Trust Company, and Columbia Private Bank. We deliver personalized service and experience through dedicated financial advisors that leverage an approach revolving around the three stages of the wealth cycle: grow, preserve, and transition.

Residential Real Estate Loans. Real estate loans are available for the construction, purchase, and refinancing of residential owner occupied and rental properties. Borrowers can choose from a variety of fixed and adjustable rate options and terms. We sell many of the residential real estate loans that we originate into the secondary market. Servicing is retained on the majority of these loans.

Consumer Loans. We provide loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit, and motor vehicle loans.

Market Area and Competition

The geographic markets we serve are highly competitive for deposits, loans, and leases. We compete with traditional banking institutions, as well as non-bank financial service providers, such as credit unions, mortgage companies, fintechs, and online based financial service providers. In our market areas of Oregon, Washington, California, Idaho, Nevada, Arizona, Colorado, and Utah, major national banks generally hold top market share positions. Competition also includes small community banks that operate in concentrated areas within our footprint and other regional banks that focus on commercial and retail banking.

As the industry becomes increasingly oriented toward technology-driven delivery systems, permitting transactions to be conducted on mobile devices and computers, non-bank institutions are able to attract customers and provide lending and other financial services even without offices located in our primary service area. Some insurance companies and brokerage firms compete for deposits by offering rates that are higher than the weighted average market price and may be inappropriate for the Bank in relation to its asset and liability management objectives.

Credit unions present a significant competitive challenge for our banking services and products. As credit unions currently enjoy an exemption from income tax, they are able to offer higher deposit rates and lower loan rates than banks can on a comparable basis. Credit unions are also not currently subject to certain regulatory constraints, such as the Community Reinvestment Act, which, among other things, requires us to implement procedures to make and monitor loans throughout the communities we serve. Adhering to such regulatory requirements raises the costs associated with our lending activities and reduces potential operating profits.

We seek to compete by focusing on building customer relationships, providing superior service, and offering a wide variety of commercial and consumer banking products. Our branch system funds our lending activities and allows us to better serve both retail (consumer) and business (commercial) depositors. We believe this approach enables us to expand lending activities while attracting a stable core deposit base and enhancing utilization of our full range of products and services. Our branch system and other delivery channels are continually evaluated as an important component of ongoing efforts to improve efficiencies without compromising customer service.

The following table presents the Bank's market share percentage for total deposits as of June 30, 2024 in each state where we have operations. The table also indicates the ranking by deposit size in each market. All information in the table was obtained from S&P Global, which compiles deposit data published by the Federal Deposit Insurance Corporation as of June 30, 2024 and updates the information for any bank mergers and acquisitions completed subsequent to the reporting date.

State	Market Share	Market Rank	Number of Branches
Oregon	16.40 %	2	107
Washington	7.44 %	5	102
Idaho	3.80 %	11	25
Nevada	0.46 %	17	3
California	0.40 %	24	60
Arizona	0.02 %	54	2
Utah	— %	56	1

Sustainability and Responsible Business

We take pride in being an active partner to build stronger, more resilient, better connected, and thriving economies throughout our footprint. Our approach to sustainability is about making responsible business decisions that support all of our stakeholders for the long term, and it is embedded in the fabric of our corporate values and culture, driving us to think very intentionally about how we serve our communities.

To inform our strategy and approach, the Company completed a comprehensive assessment of our corporate impact in early 2024 to identify priority sustainability areas for the Company, building on research completed in 2023. Through internal and external stakeholder analysis, fourteen key topics were identified and ranked with the final prioritization approved by executive leadership and the Board's Nominating and Governance Committee. Additionally, the Company expanded its corporate responsibility performance reporting in our most recent annual Corporate Responsibility Report to reference recommendations by the Task Force on Climate-related Financial Disclosure, alongside standards outlined by the Global Reporting Initiative and Sustainability Accounting Standards Board frameworks.

Our annual Corporate Responsibility Report is available at the "About Us-Our Impact" section of the Bank's website (www.umpquabank.com) but is not incorporated by reference into this Annual Report on Form 10-K. This report provides additional detail about our commitment to operating responsibly and building long-term value for all of our stakeholders. A brief overview:

Associates
We create an environment where our associates have the chance to grow, connect, and do meaningful work together.
Relationship banking is at our core, and our people are the key to maintaining relationships with each other, our customers, and our communities. Our Do Right TOGETHER culture lays the foundation for fostering an environment where associates care about one another, root for the customer down the street, and participate in making their community a better place to live and work. Our associates are encouraged to use their skills and passions to make a difference in their communities while growing their careers and being recognized and appreciated for their respective talents, backgrounds, and perspectives.

- We emphasize a culture of kindness and positivity, encouraging behaviors consistent with our Do Right TOGETHER values[1], which describe the qualities we expect all of our associates to embody every day in all interactions with other associates, customers, shareholders, and in our communities.
- Inclusion and belonging are strong anchors in our foundation. We celebrate differences and encourage authenticity, not just where we work, but also with our customers and in our communities.
- We support our associates with a portfolio of programs that address their well-being, from physical and financial health to community connections and workplace recognition.

Customers

We are committed to helping individuals, families, and businesses thrive. The Company focuses on the genuine human connection and building long-term relationships by putting customer needs first. We see technology as a vital tool to better serve our customers expanding access to the expertise of our bankers.

- We prioritize financial health and access to capital for our customers and communities. We continue to innovate and find new ways to provide access to financial solutions across a diverse customer base.
- In order to reduce the number of unprotected customers and financial loss, in 2024, we launched the fraud prevention initiative Success Against Fraud Events, or S.A.F.E., to reinforce the value of our fraud protection solutions for our business customers.
- Underscoring our commitment to the growth and success of our customers and their needs, we surveyed 1,250 businesses nationwide to gauge their perspective and plans on the United States economy and business conditions. 2024 was the seventh year in a row that the Bank has published the Umpqua Bank Business Barometer Report with insights from these small and middle market business leaders throughout the country.
- In 2024, we continued to invest in community lending efforts to promote access to homeownership for first-time homebuyers through responsible lending practices and education programs.
- Our Client Advisory Board, comprised of customers from around our footprint, meets regularly to discuss new topics, industry trends, products and services that are important to them in order for them to build, operate and grow their businesses.

Communities

We strive to meaningfully support economic prosperity in the communities where we live and work. Our approach to community investment focuses on increasing the economic vitality of our communities, particularly in places where systemic challenges hinder access to financial expertise, gainful employment, and building intergenerational wealth.

- We continue to execute on the five-year, $8.1 billion Community Benefits Plan with the National Community Reinvestment Coalition, which builds on our commitment to advance economic opportunity for individuals and support small business formation in historically underserved communities throughout the Bank's footprint. In support of this, we periodically meet with our Community Advisory Panel, comprised of nonprofit partners that represent under-resourced groups from throughout the Bank's footprint, to help to guide our efforts.
- Through bank sponsorships as well as the Umpqua Bank Charitable Foundation, we are committed to providing sponsorship and grant funding in communities in which we have a physical banking presence. Combined, the Bank and the Foundation made sponsorships and grants totaling $7.7 million to nonprofits across our footprint in 2024. Both programs focus on nonprofits who have shown strong community leadership, a commitment to improving access to economic opportunity and to support for a variety of under-resourced communities in the areas of affordable housing and homeownership, education, career readiness, entrepreneurship, and health and wellness.
- In 2024, the Bank expanded its operational capacity to meet the needs of Individual Development Account and Matched Investment Savings Account providers and savers, enabling low-income families to save towards a targeted goal and purpose.
- The Company's Connect Volunteer Network™ continues to be one of the nation's leading volunteer programs, providing all associates with up to 40 hours of paid time off each year committed to a wide range of community needs.

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[1] The Do Right TOGETHER values consist of:
T: Build TRUST through credibility.
O: Take OWNERSHIP of personal and company goals.
G: Pursue GROWTH for you, your customers, and communities.
E: Practice EMPATHY to increase understanding.
T: Embrace TEAMWORK to improve outcomes.
H: Serve others with HEART.
E: Bring ENJOYMENT to everything you do.
R: Form lasting RELATIONSHIPS with customers and each other.

- Our new "Dollars for Doers" program was deployed in 2024 further amplifying our associates' impact and support of their philanthropic passions and goals. The Company made an additional $500 donation on behalf of each associate who met the 40-hour volunteerism threshold to the associate's nonprofit organization of choice.
- We continue to support our associates by offering a matching program that doubles their gifts, including an increased giving match in support of organizations aligned with the Company's Associate Resource Groups.
- 2024 marked the tenth year of our annual Warm Hearts Winter Drive where associates collect funds and warm winter clothing supporting those experiencing homelessness in the communities that we serve. Over the past decade, more than $2.8 million has been raised and donated to local shelters across our footprint.

Planet

We focus on smart business operations that benefit both the environment and the Company. As a financial institution, we acknowledge the economic, societal, and ecological impacts of climate change to our business and to our customers. We seek to advance efficient, responsible practices that lessen our impact and contribute to the company's business goals. As we expand into new markets, we are taking steps that are designed to optimize the resources we consume and minimize the waste we create, limiting our operational impact so that we help both our communities and our bottom line.

- Our fourteen material topics identified in 2024 included energy management, resource management, environmental impact of operations, and environmental benefits of products and services.
- We maintain an Environmental Commitment Statement.
- We annually report our Greenhouse Gas Inventory as well as our energy, water, and business travel usage.

Stakeholder Engagement

We solicit input from our stakeholders through a variety of channels, including:
- Customers may provide feedback to any of our associates through our customer resource center and through outreach from our customer insights team.
- Associates may provide feedback through periodic engagement surveys, executive listening sessions, and all-hands and division calls.
- Community members or representatives may reach out anytime or talk directly with footprint-based Community Impact Officers.
- We maintain regular contact with government entities and regulatory bodies.
- Shareholders regularly interact with our executive management team at investor conferences, road shows and 1:1 meetings, and they may contact our Director of Investor Relations directly or via our Investor Relations webpage (www.columbiabankingsystem.com).

Human Capital

In our unique brand of banking, where relationships come first, associates are vital to our success. We bring together the power of the collective talents, skills, and expertise of our dedicated associates to realize our purpose, and to deliver on our commitment to our customers, shareholders, and communities. We believe in helping businesses and families thrive, and equally, in helping our associates thrive.

We strive to deliver an employment experience anchored in a healthy and vibrant culture that appreciates and respects all associates. We empower our associates to grow, connect, and do meaningful work. We recognize their different talents, backgrounds, and perspectives. And we are dedicated to providing competitive, performance-based compensation along with attractive benefits, a safe and healthy workplace, and a wealth of learning opportunities.

Workforce Composition. As of December 31, 2024, we employed 4,721 employees, the majority of which were full-time associates. Our workforce includes customer-facing associates across our various business lines. These include our retail branches, business and commercial banking teams, wealth management and trust experts, as well as professionals in various support functions that enable the business, such as technology, finance, risk, audit, legal, and human resources. Our teams are primarily in eight western states.

Total workforce decreased by 8%, which was driven primarily by staff reductions that took place in 2024 related to the enterprise-wide evaluation of our operations, which resulted in consolidated positions and simplified reporting and organizational structures; natural attrition; and shifts in the business strategy in specific lines of business. Turnover rate, as calculated in our payroll system on a combined basis, was 25%.

Employee Health and Well-being. We offer competitive medical, dental, vision, life, short and long-term disability, and accident insurance, in addition to paid time off for vacation, sick time, and volunteerism. Medical benefits are available to associates working 30 hours per week, while paid time off begins at 20 hours per week. These programs are assessed regularly against market benchmarks.

Compensation. We attract and reward our associates by providing market competitive compensation and benefit practices. Our compensation approach is designed to pay for performance and reward associate contributions. Our salary structure is informed by market data, and recognizing that the compensation environment is dynamic, we review and adjust our pay ranges regularly. This includes an ongoing practice of analyzing pay equity. In addition, many positions have incentive plans to encourage achievement of various corporate, business unit, and individual goals.

On a regular basis, we conduct an associate engagement survey to gain insights into associate sentiment about various aspects of the associate experience. This feedback is used to assess the effectiveness of our people practices and prioritize enhancements to our programs.

Talent Development. We believe in the growth of our associates as individuals and as professionals. Our talent development programs provide our associates with the skills and experiences that allow them to thrive, supporting achievement of their personal career goals. We provide on-demand learning for all associates, in addition to specific training for many roles. Our development programs build key leadership capabilities, and support growth of our internal leadership talent pipeline. We have available new manager programs, tuition reimbursement, banking school participation, coaching, and mentoring programs. Additionally, we have a robust annual talent review and succession planning program that is key to our overall talent management practice. This results in targeted development approaches, identification of emerging talent, and a healthy succession-talent bench.

Inclusion and Belonging. The Company's culture starts with providing a great place to work where appreciation for different experiences, cultures and perspectives builds a sense of belonging that attracts an associate base that reflects the composition of our communities. We are committed to creating banking experiences and solutions that support and attract our communities. We accomplish this by recruiting the best qualified associates and building teams that reflect our communities. It is our policy to comply with all laws applicable to discrimination in the workplace. We believe we are stronger when we have people at the table who represent the different life experiences and perspectives of our customers and community.

Our culture of belonging is created through a comprehensive support system guided by the Company's executive team and supported by our Belonging Council, which is comprised of leaders from across the organization. We strive to be a bank that serves our full community and take pride in our role as a community leader.

Information about our Executive Officers

Information regarding employment agreements with our executive officers is contained in Item 11 of this Annual Report on Form 10-K, which item is incorporated by reference to the Proxy Statement.

Government Policies

The operations of the Company and our subsidiaries are affected by state and federal legislative and regulatory changes and by policies of various regulatory authorities, including domestic monetary policies of the Federal Reserve, United States fiscal policy, and capital adequacy and liquidity constraints imposed by federal and state regulatory agencies.

Supervision and Regulation

The following discussion provides an overview of certain elements of the extensive regulatory framework applicable to the Company and Umpqua Bank, which operates in Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah, and Washington. This regulatory framework is primarily designed for the protection of depositors, customers, federal DIFs and the banking system as a whole, rather than specifically for the protection of shareholders or non-depository creditors. Due to the breadth and growth of this regulatory framework, our costs of compliance continue to increase in order to monitor and satisfy these requirements.

To the extent that this section describes statutory and regulatory provisions, it is qualified by reference to those provisions. These statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations, or regulatory policies applicable to us, including the interpretation or implementation thereof, cannot be predicted, but may have a material effect on our business, financial condition, or results of operations. Our continued efforts to monitor and comply with new regulatory requirements and developments add to the complexity and cost of our business.

We expect that the change in presidential administration will result in a regulatory agenda that differs from that of the previous presidential administration, which could lead to significant impacts on the rulemaking, supervision, examination, and enforcement priorities of federal agencies, including the federal banking agencies. We will continue to monitor regulatory developments and assess their impacts on the Company.

Federal and State Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the BHCA that has elected to become a financial holding company, and is therefore subject to regulation, supervision, and examination by the Federal Reserve. The Company must file reports with and provide the Federal Reserve such additional information as it may require. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities underwriting and dealing, insurance underwriting and brokerage, merchant banking and other activities that are determined by the FRB, in coordination with the Treasury Department, to be "financial in nature or incidental thereto" or that the FRB determines unilaterally to be "complementary" to financial activities. Upon the consummation of our merger with UHC in early 2023, the Company elected to be treated as a financial holding company. To maintain its status as a financial holding company, a bank holding company (and all of its depository institution subsidiaries) must each remain "well capitalized" and "well managed." If a bank holding company fails to meet these regulatory standards, the Federal Reserve could place limitations on its ability to conduct the broader financial activities permissible for financial holding companies or impose limitations or conditions on the conduct or activities of the bank holding company or its affiliates. If the deficiencies persisted, the Federal Reserve could order the bank holding company to divest any subsidiary bank or to cease engaging in any activities permissible for financial holding companies that are not permissible for bank holding companies.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company. In addition, under the BMA, the prior approval of the FDIC is required for the Bank to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another FDIC IDI. In reviewing applications seeking approval of merger and acquisition transactions, bank regulators consider, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the CRA, the applicant's compliance with other laws, including fair housing and consumer protection laws, and the effectiveness of all organizations involved in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.

In July 2021, the Biden administration issued an executive order on competition, which included provisions relating to bank mergers. These provisions "encourage" the Department of Justice and the federal banking regulators to update guidelines on banking mergers and to provide more scrutiny of bank mergers. In September 2024, the FDIC approved a final statement of policy on bank merger transactions that details the types of transactions that require FDIC approval, the principles the FDIC applies when applying the BMA statutory factors, and the procedures the FDIC uses in reviewing BMA applications. The statement of policy provides, among other things, that (i) the evaluation of a merger's competitive effects may take into account concentration beyond deposits, including the ability of the resulting IDI to better meet the needs of the community to be served, (ii) the FDIC may require divestitures to be completed before allowing bank merger transactions to be consummated, (iii) the FDIC expects to hold public hearings for mergers resulting in IDIs that have $50 billion or more in total consolidated assets, and (iv) mergers resulting in IDIs that have $100 billion or more in total consolidated assets will be subject to added scrutiny. The FDIC statement of policy will apply where the surviving bank is a state bank that is not a member of the Federal Reserve system. In September 2024, the Department of Justice withdrew from the 1995 Bank Merger Guidelines and issued a banking addendum to its 2023 Merger Guidelines, which will apply to all bank mergers. The banking addendum to the 2023 Merger Guidelines provides that the Department of Justice will evaluate potential harms to more narrowly defined customer markets and that the federal bank regulators may, at their discretion, use their own methods to evaluate bank mergers. We are unable to predict what impact the executive order, the FDIC statement of policy, the Department of Justice withdrawal from the 1995 Bank Merger Guidelines and the issuance of a banking addendum to the 2023 Merger Guidelines, or any other responsive changes to such guidelines, will have on the timing of or ability to obtain regulatory approvals of future mergers.

In July 2024, the FDIC issued a proposed rule to amend its regulations under the Change in Bank Control Act of 1978, which generally provides that no person, acting directly or indirectly, may acquire control of an IDI unless the person has given the appropriate federal banking agency prior notice of the proposed transaction, and the agency has not disapproved the transaction. The proposed rule would eliminate the existing exemption from FDIC approval for acquisitions of voting securities at the bank holding company level for which the Federal Reserve reviews a notice pursuant to the Change in Bank Control Act of 1978.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing, or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by Federal Reserve regulation or order, have been identified as activities so closely related to the business of banking as to be a proper incident thereto.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiaries may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by us; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy and federal law, the Company is required to act as a source of financial and managerial strength to Umpqua Bank, including at times when we may not be in a financial position to provide such resources, and it may not be in our, or our shareholders' best interests to do so. This means that the Company is required to commit resources, as necessary, to support Umpqua Bank. Any capital loans the Company makes to Umpqua Bank are subordinate to deposits and to certain other indebtedness of Umpqua Bank.

State Law Restrictions. As a Washington corporation, the Company is subject to certain limitations and restrictions under applicable Washington corporate law. For example, state law restrictions in Washington include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Umpqua Bank

General. The deposits of Umpqua Bank, an Oregon state-chartered commercial bank in Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah, and Washington, are insured by the FDIC. As a result, Umpqua Bank is subject to supervision and regulation by the DCBS and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices. Furthermore, under the FDIA, insurance of deposits may be terminated by the FDIC if the FDIC finds that the IDI has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. With respect to branches of Umpqua Bank, the Bank is also subject to certain laws and regulations governing its activities in the states in which we operate.

State Bank Regulation. Umpqua Bank, as an Oregon state-chartered bank, is primarily subject to the state-level supervision and regulation of the DCBS. In addition, Umpqua Bank is subject to regulation by the financial institution oversight authorities in the states of Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah, and Washington. Our primary state regulator regularly examines the Bank or participates in joint examinations with the FDIC; these agencies may prohibit the Bank from engaging in what they believe constitute unsafe or unsound banking practices.

Consumer Protection. The Bank is subject to a variety of federal and state consumer protection laws and regulations that govern its relationship with consumers, including laws and regulations that impose certain disclosure requirements and regulate the manner in which we take deposits, make, and collect loans, and provide other services. Failure to comply with these laws and regulations may subject the Bank to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil monetary penalties, criminal penalties, punitive damages, and the loss of certain contractual rights. As an IDI with assets of $10 billion or more, the CFPB has primary enforcement and enforcement authority for federal consumer financial laws over the Bank. This includes the right to obtain information about the Bank's activities and compliance systems and procedures and to detect and assess risks to consumers and markets. The CFPB engages in several activities, including (i) investigating consumer complaints about credit cards and mortgages, (ii) launching supervisory programs, (iii) conducting research for and developing mandatory financial product disclosures, and (iv) engaging in consumer financial protection rulemaking. Umpqua Bank has established a compliance management system designed to ensure consumer protection. In October 2024, the CFPB adopted a final rule regarding personal financial data rights that applies to financial institutions that offer consumer deposit accounts such as Umpqua Bank. Covered financial institutions are required to provide consumers electronic access to 24 months of transaction data and certain account information under the final rule and are prohibited from imposing any fees or charges for maintaining or providing access to such data. The final rule also imposes data accuracy, retention, and other obligations. These requirements will apply to Umpqua Bank beginning on April 1, 2027, and we will continue to evaluate the final rule and the impact on Umpqua Bank. In December 2024, the CFPB adopted a final rule that significantly reforms the regulatory framework governing overdraft practices applicable to banks, including Umpqua Bank, that have more than $10 billion in assets. The rule will become effective on October 1, 2025. The rule modifies or eliminates several long-standing exclusions from requirements generally applicable to consumer credit that previously exempted certain overdraft practices. The rule also generally requires banks to restructure many overdraft fees, overdraft lines of credit, and other overdraft practices as separate consumer credit accounts that would be subject to those requirements.

With the recent change in presidential administration and control of Congress, the scope of regulation by the CFPB and other federal agencies remains uncertain. In February 2025, the acting director of the CFPB directed the CFPB's staff to cease all supervision and examination activity and stakeholder engagement, stop all work on proposed rulemaking, suspend the effective dates of any finalized but not yet effective rules, and halt other actions relating to investigations, enforcement, and litigation. The extent to which these recent or other future developments will ultimately impact the CFPB's regulation of the Bank's business remains uncertain.

Community Reinvestment. The CRA requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve, the OCC or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. A bank's community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions, and applications to open a branch or facility. The Bank's failure to comply with the CRA could, among other things, result in the denial or delay of such transactions. The Bank received a rating of "Satisfactory" in its most recently completed CRA examination. On October 24, 2023, the Federal Reserve, the FDIC and the OCC jointly issued a final rule amending the agencies' CRA regulations to achieve the following goals: (i) encourage banks to expand access to credit, investment and banking services in low- and moderate-income communities, (ii) adapt to changes in the banking industry, including internet and mobile banking, (iii) provide greater clarity and consistency in the application of the CRA regulations, and (iv) tailor CRA evaluations and data collection to bank size and type. A court has issued a preliminary injunction enjoining the federal bank regulators from enforcing the revised regulations pending resolution of the lawsuit challenging the regulations.

Anti-Money Laundering, Anti-Terrorism and Sanctions. The BSA requires all financial institutions, including banks, to, among other things, establish a risk-based system of internal controls reasonably designed to prevent money laundering and the financing of terrorism. It includes a variety of recordkeeping and reporting requirements (such as cash and suspicious activity reporting) as well as due diligence/know-your-customer documentation requirements. In June 2024, the United States Treasury Department's Financial Crimes Enforcement Network ("FinCEN") issued a proposed rule that would amend the anti-money laundering/countering the financing of terrorism ("AML/CFT") program requirements for all financial institutions subject to the BSA with AML/CFT program obligations, including the Bank. The proposed rule would, among other things, require that (i) financial institutions have a risk assessment process to identify, evaluate, and document the financial institution's money laundering, terrorist financing, and other illicit activity risks, and (ii) the risk assessment process must be updated on a periodic basis, including when certain material changes occur in the financial institution's products, services, customer base, intermediaries, and geographic footprint. In July 2024, the OCC, the Federal Reserve, and the FDIC each proposed rules to amend their respective BSA compliance program rules to align with FinCEN's June 2024 proposed rule.

The Patriot Act further augments and strengthens the requirements set forth in the BSA. The Patriot Act, in relevant part, (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also includes provisions providing the government with power to investigate terrorism, including expanded government access to bank account records.

Umpqua Bank is also subject to regulation under the International Emergency Economic Powers Act and the Trading with the Enemy Act, as administered by the United States Treasury Department's Office of Foreign Assets Control ("Sanctions Laws"). The Sanctions Laws are intended to restrict transactions with persons, companies, or foreign governments sanctions by U.S. authorities. An institution that fails to meet these standards may be subject to regulatory sanctions, including limitations on growth. Umpqua Bank has established compliance programs designed to comply with the BSA, the Patriot Act and applicable Sanctions Laws.

Transactions with Affiliates; Insider Credit Transactions. Transactions between the Bank and its subsidiaries, on the one hand, and the Company or any other subsidiary, on the other hand, are regulated under federal banking law. The Federal Reserve Act imposes quantitative and qualitative requirements and collateral requirements on covered transactions by the Bank with, or for the benefit of, its affiliates. In addition, subsidiary banks of a bank holding company are subject to restrictions on extensions of credit to the holding company or its subsidiaries, on investments in securities of the holding company or its subsidiaries and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from Umpqua Bank for its cash needs, including funds for payment of dividends, interest, and operational expenses.

Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are at least as stringent as those prevailing at the time for comparable transactions with persons not related to the lending bank; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, regulatory enforcement actions, and other regulatory sanctions. The Umpqua Bank board has established controls to ensure compliance with regulatory expectations around affiliated transactions.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (ii) places constraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (iii) generally prohibits management personnel of a bank from serving as directors or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Certain non-capital safety and soundness standards are also imposed upon banks. These standards cover internal controls, information systems and internal audit, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings, and stock valuation. An institution that fails to meet these standards may be subject to regulatory sanctions, including limitations on growth. Umpqua Bank has established policies and risk management activities designed to ensure the safety and soundness of the Bank.

Interstate Banking and Branching

The Interstate Act together with the Dodd-Frank Act relaxed prior interstate branching restrictions under federal law by permitting, subject to regulatory approval, state and federally chartered commercial banks to establish branches in states where the laws permit banks chartered in such states to establish branches. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Federal banking agency regulations prohibit banks from using their interstate branches primarily for deposit production and the federal banking agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Dividends

Columbia is a legal entity separate and distinct from the Bank and its other subsidiaries. As a bank holding company, Columbia is subject to certain restrictions on its ability to pay dividends under applicable banking laws and regulations. Federal bank regulators are authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In particular, federal bank regulators have stated that paying dividends that deplete a banking organization's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, in the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. Federal Reserve policy also provides that a bank holding company should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company's capital structure.

A significant portion of our income comes from dividends from the Bank, which is also the primary source of our liquidity. In addition to the restrictions discussed above, the Bank is subject to limitations under Oregon law regarding the level of dividends that it may pay to the Company. Oregon law provides that a bank may not pay dividends greater than the bank's unreserved retained earnings, deducting therefrom, to the extent not already charged against earnings or reflected in a reserve, all bad debts, which are debts on which interest is past due and unpaid for at least six months, unless the debt is fully secured and in the process of collection; all other assets charged-off as required by Oregon bank regulators or a state or federal examiner; and all accrued expenses, interest and taxes of the institution. Under the Oregon Bank Act and the Federal Deposit Insurance Corporation Improvement Act of 1991, Umpqua Bank is subject to restrictions on the payment of cash dividends to its parent company and may be required to receive prior approval in certain circumstances. In addition, state and federal regulatory authorities are authorized to prohibit banks and holding companies from paying dividends that would constitute an unsafe or unsound banking practice. The Bank currently has an accumulated deficit and is required to seek FDIC and DCBS approval for dividends from Umpqua Bank to the Company.

Regulatory Capital Requirements

The Federal Reserve monitors the capital adequacy of the Company on a consolidated basis, and the FDIC and the DCBS will monitor the capital adequacy of the Bank. The Capital Rules are based on the December 2010 final capital framework for strengthening international capital standards, known as Basel III, of the Basel Committee. As of December 31, 2024, Columbia and the Bank met all capital adequacy requirements under the Capital Rules, as described below.

The Capital Rules, among other things (i) include a capital measure called CET1, (ii) specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, and (iii) define CET1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital. Under the Capital Rules, the minimum capital ratios are (i) 4.5% CET1 to risk-weighted assets, (ii) 6% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets, and (iii) 8% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets.

The Capital Rules also require an institution to establish a capital conservation buffer of CET1 in an amount above the minimum risk-based capital requirements for "adequately capitalized" institutions equal to 2.5% of total risk-weighted assets. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall and the institution's "eligible retained income" (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) average net income over the preceding four quarters).

The Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, certain deferred tax assets and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. The Capital Rules also generally preclude certain hybrid securities, such as trust preferred securities, from being counted as Tier 1 capital for most bank holding companies.

In addition, the Company and the Bank are subject to the final rule adopted by the Federal Reserve, OCC and FDIC in July 2019 relating to simplifications of the capital rules applicable to non-advanced approaches banking organizations. These rules became effective for the Company on April 1, 2020 and provide for simplified capital requirements relating to the threshold deductions for mortgage servicing assets, deferred tax assets arising from temporary differences that a banking organization could not realize through net operating loss carry backs, and investments in the capital of unconsolidated financial institutions, as well as the inclusion of minority interests in regulatory capital.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms. The standards are commonly referred to as "Basel IV." Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as home equity lines of credit) and provide a new standardized approach for operational risk capital. The Basel framework standards have been generally effective since January 1, 2023, with an aggregate output floor phasing in through January 1, 2028.

The Bank is also subject to the prompt corrective action regulations pursuant to Section 38 of the FDIA. See "Prompt Corrective Action Framework" below.

Prompt Corrective Action Framework

The FDIA requires the federal bank regulators to take prompt corrective action in respect of depository institutions that fail to meet specified capital requirements. The FDIA establishes five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized"), and the federal bank regulators are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions that are undercapitalized, significantly undercapitalized, or critically undercapitalized. The severity of these mandatory and discretionary supervisory actions depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDIA requires the regulator to appoint a receiver or conservator for an institution that is critically undercapitalized.

Under the rules currently in effect, the following table presents the requirements for an IDI to be classified as well-capitalized or adequately capitalized:

"Well-capitalized"	"Adequately capitalized"
Total capital ratio of at least 10%,	Total capital ratio of at least 8%,
Tier 1 capital ratio of at least 8%,	Tier 1 capital ratio of at least 6%
CET1 ratio of at least 6.5%,	CET1 ratio of at least 4.5%, and
Tier 1 leverage ratio of at least 5%, and	Tier 1 leverage ratio of at least 4%.
Not subject to any order or written directive requiring a specific capital level.	

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the Bank's overall financial condition or prospects for other purposes.

As of December 31, 2024, the Company and the Bank met the capital requirements to be well-capitalized with CET1 capital ratios of 10.54% and 11.37%, respectively, Tier 1 capital ratios of 10.54% and 11.37%, respectively, total capital ratios of 12.75% and 12.42%, respectively, and Tier 1 leverage ratios of 8.31% and 8.97%, respectively.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal bank regulator. Under the FDIA, in order for the capital restoration plan to be accepted by the appropriate federal banking agency, a bank holding company must guarantee that a subsidiary depository institution will comply with its capital restoration plan, subject to certain limitations. The bank holding company must also provide appropriate assurances of performance. The obligation of a controlling bank holding company under the FDIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions and capital distributions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. Institutions that are undercapitalized or significantly undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions failing to submit or implement an acceptable capital restoration plan are subject to appointment of a receiver or conservator.

Resolution Planning

In June 2024, the FDIC issued a final rule that revised its then existing rule that requires the submission of resolution plans by IDI's with $50 billion or more in total assets. Under the final rule, IDI's with more than $50 billion in total assets, but less than $100 billion in total assets, must submit a full informational filing to the FDIC every three years, with interim supplements to be submitted in years that an informational filing is not required. The final rule also contains a credibility standard which provides that an informational filing can be found "not credible" if the information and analysis in the informational filing are not supported with observable and verifiable capabilities and date and reasonable projections, or the IDI fails to comply in all material respects with the requirements of the final rule. The information filing does not require, among other things, development of an identified strategy for resolution of the IDI in a failure scenario. Umpqua Bank's initial informational filing under the final rule will be due on or before April 1, 2026.

Brokered Deposits

The FDIA prohibits an IDI from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the Bank's normal market area or nationally (depending upon where the deposits are solicited) unless it is well-capitalized or is adequately capitalized and receives a waiver from the FDIC. A depository institution that is adequately capitalized and accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. In July 2024, the FDIC issued a proposed rule to amend the FDIC's brokered deposit regulations. The proposed rule would, among other things, (i) significantly expand the definition of deposit broker by replacing the "matchmaking" prong with a broader definition relating to "deposit allocation" services, eliminating the exclusive arrangement exception, and including a fee-based trigger, (ii) consider the third party's intent in placing deposits at a particular IDI when analyzing the applicability of the primary purpose exception, (iii) eliminate the ability for an agent or nominee to submit their own primary purpose exception applications, instead requiring that the application be submitted by each IDI for each specific deposit placement arrangement it has with a third party, (iv) narrows the current 25 percent exemption so that it is only available to broker-dealers or investment advisers registered with the SEC who place less than 10 percent of the total assets under management into non-maturity accounts at one or more IDIs, and (v) eliminate the enabling transactions designated business exception.

Regulatory Oversight and Examination

The Federal Reserve conducts periodic inspections of bank holding companies. The supervisory objectives of the inspection program are to ascertain whether the financial strength of the bank holding company is being maintained on an ongoing basis and to determine the effects or consequences of transactions between a holding company or its non-banking subsidiaries and its subsidiary banks.

Banks are subject to periodic examinations by their primary regulators. Bank examinations have evolved from reliance on transaction testing in assessing a bank's condition to a risk-focused approach. These examinations are extensive and cover the entire breadth of operations of the Bank. Generally, FDIC safety and soundness examinations for a bank of our size are completed on an annual basis through the execution of a quarterly focal review process. The FDIC and state bank regulatory agencies complete these examinations on a combined schedule.

The CFPB has primary examination and enforcement authority over institutions with assets of $10 billion or more, including the Bank, with respect to various federal consumer protection laws, and we are subject to continued examination by the FDIC on certain consumer regulations. State authorities are also responsible for monitoring our compliance with all state consumer laws.

The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the Federal Reserve and the FDIC allows them to examine supervised banks as frequently as deemed necessary based on the condition of the supervised bank or as a result of certain triggering events.

Financial Privacy

Under the Gramm-Leach-Bliley Act of 1999, as amended, a financial institution may not disclose non-public personal information about a consumer to unaffiliated third parties unless the institution satisfies various disclosure requirements and the consumer has not elected to opt out of the information sharing. The financial institution must provide its customers with a notice of its privacy policies and practices. The Federal Reserve, the FDIC, and other financial regulatory agencies issued regulations implementing notice requirements and restrictions on a financial institution's ability to disclose non-public personal information about consumers to unaffiliated third parties.

In addition, privacy and data protection are areas of increasing state legislative focus, and several states have recently enacted consumer privacy laws that impose significant compliance obligations with respect to personal information. For example, the Company is subject to the CCPA and its implementing regulations. The CCPA gives consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer's personal information, and the right not to be discriminated against for exercising these rights. The CCPA contains several exemptions, including an exemption applicable to information that is collected, processed, sold, or disclosed pursuant to the Gramm-Leach-Bliley Act of 1999, as amended. In November 2020, voters in the CPRA, a ballot measure that amends and supplements the CCPA by, among other things, expanding certain rights relating to personal information and its use, collection, and disclosure by covered businesses. The key provisions of the CPRA became effective on January 1, 2023, with civil and administrative enforcement of the CPRA beginning July 1, 2023. Similar laws may in the future be adopted by other states where the Company does business. The Company has made and will make operational adjustments in accordance with the requirements of the CCPA and other state privacy laws. Furthermore, privacy and data protection areas are expected to receive further attention at the federal level. The potential effects of state or federal privacy and data protection laws on the Company's business cannot be determined at this time and will depend both on whether such laws are adopted by states in which the Company does business and/or at the federal level and the requirements imposed by any such laws.

Cybersecurity

The federal banking agencies have established certain expectations with respect to an institution's information security and cybersecurity programs, with an increasing focus on risk management, processes related to information technology and operational resiliency, and the use of third parties in the provision of financial services. In October 2016, the federal banking agencies jointly issued an advance notice of proposed rulemaking on enhanced cybersecurity risk-management and resilience standards that would address five categories of cyber standards which include (i) cyber risk governance, (ii) cyber risk management, (iii) internal dependency management, (iv) external dependency management, and (v) incident response, cyber resilience, and situational awareness. The federal banking agencies have not yet taken further action on these proposed standards.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs with detailed requirements, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. For example, in November 2024, the California Privacy Protection Agency proposed regulations under the CCPA relating to cybersecurity audits, risk assessments, and automated decision-making technology. We expect this trend of state-level cybersecurity regulation to continue and are continually monitoring developments in the states in which the Company operates.

In February 2018, the SEC published interpretive guidance to assist public companies in preparing disclosures about cybersecurity risks and incidents. These SEC guidelines, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking law and regulations. In addition, on July 26, 2023, the SEC adopted rules that require reporting in Current Reports on Form 8-K of material cybersecurity incidents. These rules also require disclosures in Annual Reports on Form 10-K describing (i) the processes for assessing, identifying and managing material risks from cybersecurity threats, (ii) the material effects or reasonably likely material effects of risks from cybersecurity threats and previous cybersecurity incidents, and (iii) the board of directors' oversight of risks from cybersecurity threats and management's role and expertise in assessing and managing material risks from cybersecurity threats.

In November 2021, the U.S. federal bank regulatory agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the final rule, a bank holding company, such as the Company, and an FDIC-supervised IDI, such as the Bank, are required to notify the Federal Reserve or FDIC, respectively, within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector.

Corporate Governance and Accounting

SOX addresses, among other things, corporate governance, auditing and accounting, enhanced and timely disclosure of corporate information, and penalties for non-compliance. Generally, SOX (i) requires CEOs and CFOs to certify the accuracy of periodic reports filed with the SEC; (ii) imposes specific and enhanced corporate disclosure requirements; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; (iv) requires companies to adopt and disclose information about corporate governance practices, including whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert;" and (v) requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings.

Deposit Insurance

The Bank's deposits are insured under the FDIA up to the maximum applicable limits and are subject to deposit insurance assessments designed to tie what banks pay for deposit insurance to the risks they pose. Under the FDIC's assessment system for determining payments to the DIF, large IDIs with more than $10 billion in assets are assessed under a complex "scorecard" methodology that seeks to capture both the probability that an individual large IDI will fail and the magnitude of the impact on the DIF if such a failure occurs. The assessment base of a large IDI is its total assets less tangible equity.

In November 2023, the FDIC finalized a rule that imposes special assessments to recover the losses to the DIF resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the FDIA in connection with the receiverships of Silicon Valley Bank and Signature Bank. The FDIC estimated in approving the rule that those assessed losses total approximately $16.3 billion. The rule provides that this loss estimate will be periodically adjusted, which will affect the amount of the special assessment. As of September 30, 2024, the FDIC's total loss estimate was $24.1 billion, of which $18.9 billion will be recovered through the special assessment. Under the final rule, the assessment base is the estimated uninsured deposits that an IDI reported in its December 31, 2022 Call Report, excluding the first $5 billion in estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period and impose a final shortfall special assessment on a one-time basis. In June 2024, due to the increased estimate of losses, the FDIC announced that it projects that the special assessment will be collected for an additional two quarters beyond the initial eight-quarter collection period, at a lower rate. For additional discussion of this special assessment, see the section entitled "Non-Interest Expense" under Item 7 of this Annual Report on Form 10-K.

The Volcker Rule

The Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds. The statutory provision is commonly called the "Volcker Rule." The Volcker Rule does not significantly impact the operations of the Company and the Bank, as we do not have any significant engagement in the businesses prohibited by the Volcker Rule.

Interchange Fees

The Company is subject to rules governing interchange fees, which establish standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are "reasonable and proportional" to the costs incurred by issuers for processing such transactions.

Interchange fees, or "swipe" fees, are charges that merchants pay to us and other card-issuing banks for processing electronic payment transactions. Under applicable rules, the maximum permissible interchange fee is equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. The Federal Reserve also adopted a rule to allow a debit card issuer to recover one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product. In October 2023, the Federal Reserve issued a proposed rule that would reduce the maximum permissible interchange fee to 14.4 cents plus 4 basis points of the transaction value plus 1.3 cents in adjustments for fraud prevention purposes for many types of debit interchange transactions. The proposed rule also included a mechanism to automatically update the maximum permissible interchange fee every two years based on responses to the debit card issuer survey. The proposed rule has yet to be finalized.

Incentive Compensation

The Dodd-Frank Act requires the federal bank regulators and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, including us and the Bank, having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal stockholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements.

In June 2010, the Federal Reserve and FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

During the second quarter of 2016, the U.S. financial regulators, including the Federal Reserve and the SEC, first proposed revised rules on incentive-based payment arrangements at specified regulated entities having at least $1 billion in total assets. In May and July 2024, the Federal Housing Finance Agency, the FDIC, the National Credit Union Administration, and the OCC re-proposed the revised rules on incentive-based payment arrangements that prohibit incentive-based compensation the encourages inappropriate risk. However, the Federal Reserve and the SEC have so far declined to join the other U.S. financial regulators in re-proposing the revised rules which are legislatively mandated to be a joint rule among the six aforementioned U.S. financial regulators.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as us, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk management control or governance processes pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

In October 2023, Nasdaq adopted a rule as required by the SEC's 2022 rule-making that requires listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding a required accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The excess compensation would be based on the amount the executive officer would have received had the incentive-based compensation been determined using the restated financials. Effective as of December 1, 2023, Columbia adopted a clawback policy in accordance with Nasdaq's listing standards.

Proposed Legislation

Proposed legislation relating to the banking industry is introduced in almost every legislative session. Certain of such legislation could dramatically affect the regulation of the banking industry. We cannot predict if any such legislation will be adopted or if it is adopted how it would affect the business of Umpqua Bank or the Company.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

ITEM 1A. RISK FACTORS.

The following is a discussion of what we currently believe are the most significant risks and uncertainties that may affect our business, financial condition, and future results.

Risks Relating to our Operations

A failure in or breach of our operational or security systems, or those of our third-party service providers, including as a result of cyberattacks, could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

As a financial institution, our operations rely heavily on the secure processing, storage, and transmission of confidential and other information on our computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems are susceptible to a variety of interruptions or information security breaches, including those caused by computer hacking, cyberattacks, electronic fraudulent activity or attempted theft of financial assets. We are not able to anticipate, detect, or implement effective preventative measures against all threats, particularly because the techniques used by cybercriminals change frequently, often are not recognized until launched and can be initiated from a variety of sources. We cannot assure you that we will be able to adequately address all such failures, interruptions or security breaches that may have a material adverse impact on our business, financial condition, results of operations and prospects. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

Due to the complexity and interconnectedness of information technology systems, the process of enhancing our systems can itself create a risk of systems disruptions and security issues. Additionally, we face the risk of operational disruption, failure, termination, or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties can also be the source of an attack on, or breach of, our operational systems. Failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance, all of which could have a material adverse impact on our business, financial condition, results of operations and prospects. Further, as an investigation into a cyberattack is inherently unpredictable, it may take a significant amount of time for us to fully uncover the scope of and damage related to a cyberattack and develop an effective mitigation plan. During such time, damage related to a cyberattack may continue and communications to the public, customers, regulators, and other stakeholders may not be timely or accurate. Potential new regulations may require us to publicly disclose information about a cyberattack before the incident has been resolved or fully investigated.

The confidential information of our customers (including usernames and passwords) can also be jeopardized from the compromise of customers' personal electronic devices or as a result of a data security breach at an unrelated company. Losses due to unauthorized account activity could harm our reputation and may have a material adverse effect on our business, financial condition, results of operations and prospects.

As previously disclosed in the Company's Current Report on Form 8-K filed on June 27, 2023 and discussed in greater detail in Note 16 – *Commitments and Contingencies and Related-Party Transactions,* on June 21, 2023, Umpqua Bank was informed by one of its technology service providers (the "Vendor") that a widely reported security incident involving MOVEit, a widely-used filesharing software, resulted in the unauthorized acquisition by a third party of the names and social security numbers or tax identification numbers of certain of Umpqua Bank's consumer and small business customers. Umpqua Bank notified potentially affected customers of this incident and has worked with the Vendor to provide formal notification to affected customers with additional information and resources.

Acquisitions and the integration of acquired businesses subject us to various risks and may not result in all of the benefits anticipated, future acquisitions may be dilutive to current shareholders and future acquisitions may be delayed, impeded, or prohibited due to regulatory issues.

We have in the past sought, and expect in the future to continue to seek, to grow our business by acquiring other businesses. Our acquisitions may not have the anticipated positive results, including results relating to: correctly assessing the asset quality of the assets being acquired; the total cost of integration including management attention and resources; the time required to complete the integration successfully; the amount of longer-term cost savings; being able to profitably deploy funds acquired in an acquisition; or the overall performance of the combined entity.

In addition, unexpected contingent liabilities can arise from the businesses we acquire. Integration of an acquired business can be complex and costly, sometimes including combining relevant accounting and data processing systems, management, financial reporting, and internal controls, as well as managing relevant relationships with employees, clients, suppliers, and other business partners. Integration efforts could divert management attention and resources, which could adversely affect these systems, processes or controls and our operations or results.

Acquisitions may also result in business disruptions that cause us to lose customers or cause customers to remove their accounts from us and move their business to competing financial institutions. It is possible that the integration process related to acquisitions could result in the disruption of our ongoing businesses or inconsistencies in standards, controls, procedures, and policies that could adversely affect our ability to maintain relationships with clients, customers, depositors, and employees. The loss of key employees in connection with an acquisition could adversely affect our ability to successfully conduct our business.

We may engage in future acquisitions involving the issuance of additional common stock and/or cash. Any such acquisitions and related issuances of stock may have a dilutive effect on EPS, book value per share, or the percentage ownership of current shareholders. The use of cash as consideration in any such acquisitions could impact our capital position and may require us to raise additional capital.

Furthermore, notwithstanding our prior acquisitions, we cannot provide any assurance as to the extent to which we can continue to grow through acquisitions as this will depend on the availability of prospective target opportunities at valuations we find attractive and other factors. Among other things, acquisitions by financial institutions are subject to approval by a variety of federal and state regulatory agencies. Regulatory approvals could be delayed, impeded, restrictively conditioned, or denied due to existing or new regulatory issues we have, or may have, with regulatory agencies.

Our ability to sustain or improve upon existing performance is dependent upon our ability to respond to technological change, and we may have fewer resources than some of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Many of our competitors have substantially greater resources to invest in technological improvements than we do. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors, and system conversion delays and may cause us to fail to comply with applicable laws. There can be no assurance that we will be able to successfully manage the risks associated with our increased dependency on technology.

We may not be able to attract or retain key employees.

Our success depends in significant part on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. We expect our future success to be driven in large part by the relationships maintained with our clients by our executives and other key employees. Leadership changes will occur from time to time, and we cannot predict whether significant resignations or other departures will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the financial services and banking industry is intense, which means the cost of hiring, incentivizing, and retaining skilled personnel may continue to increase. The increase in remote and hybrid work arrangements has also increased competition for skilled personnel, and our current approach to in-office work may not meet the needs or expectations of current or prospective employees or may not be perceived as favorable compared to arrangements offered by other companies, which could adversely affect our ability to attract and retain skilled and qualified personnel. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. The unexpected loss of any such employees, or the inability to recruit and retain qualified personnel in the future, could have a material adverse impact on our business, financial condition, results of operations, and prospects. In addition, the scope and content of U.S. banking regulators' regulations and policies on incentive compensation, as well as changes to these regulations and policies, could adversely affect our ability to hire, retain, and motivate our key employees.

The development and use of Artificial Intelligence ("AI") presents risks and challenges that may adversely impact our business.

We or our third-party (or fourth-party) vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that result in the release of private, confidential, or proprietary information, that reflect biases included in the data on which they are trained, infringe on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models, and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

In addition to our use of AI technologies, we are exposed to risks arising from the use of AI technologies by bad actors to commit fraud and misappropriate funds and to facilitate cyberattacks. AI, if used to perpetrate fraud or launch cyberattacks, could create panic at a particular financial institution or exchange, which could pose a threat to financial stability.

Interest Rate and Credit Risks

Economic conditions in the market areas we serve may adversely impact our earnings and could increase our credit risk associated with our loan portfolio, the value of our investment portfolio and the availability of deposits.

Substantially all of our loan and deposit customers are businesses and individuals in Washington, Oregon, Idaho, California, Nevada, Utah, Arizona, and Colorado and soft economies in these market areas could have a material adverse effect on our business, financial condition, results of operations and prospects. We are focusing on growth opportunities in California, Arizona, Colorado, and Utah; however, economic softening in these areas could hinder our expansion plans. A deterioration in the market areas we serve could result in consequences, including the following, any of which would have an adverse impact, which could be material, on our business, financial condition, results of operations and prospects:

- loan delinquencies may increase;
- problem assets and foreclosures may increase;
- collateral for loans made may decline in value, in turn reducing customers' borrowing power, reducing the value of assets and collateral associated with existing loans;
- certain securities within our investment portfolio could require an ACL, requiring a write-down through earnings to fair value, thereby reducing equity;
- low-cost or non-interest-bearing deposits may decrease; and
- demand for our loan and other products and services may decrease.

Concentrations within our loan portfolio could result in increased credit risk in a challenging economy.

While our loan portfolio is diversified across business sectors, it is concentrated in commercial real estate and commercial business loans. These types of loans generally are viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about significant loan concentrations. Commercial real estate valuations can be materially affected over relatively short periods of time by changes in business climate, economic conditions, interest rates, and, in many cases, the results of operations of businesses and other occupants of the real property. Evolving factors such as the shift to work-from-home or hybrid-work arrangements, changing consumer preferences (including online shopping), and resulting changes in occupancy rates as a result of these and other trends can also impact such valuations over relatively short periods. Because our loan portfolio contains commercial real estate and commercial business loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in our non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, any of which would have an adverse impact, which could be material, on our business, financial condition, results of operations, and prospects.

A large percentage of our loan portfolio is secured by real estate, in particular commercial real estate. Deterioration in the real estate market or other segments of our loan portfolio would lead to additional losses.

As of December 31, 2024, 75% of our total gross loans were secured by real estate. Any renewed downturn in the economies or real estate values in the markets we serve could have a material adverse effect on both borrowers' ability to repay their loans and the value of the real property securing such loans. Commercial real estate mortgage loans, which comprise a significant portion of our loan portfolio, generally involve a greater degree of credit risk than residential real estate mortgage loans because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulations. Following the COVID-19 pandemic there has been an evolution of various remote work options which could impact the long-term performance of some types of office properties within our commercial real estate portfolio. Accordingly, the federal banking regulatory agencies have expressed concerns about weaknesses in the current commercial real estate market. Our ability to recover on defaulted loans would then be diminished, and we would be more likely to suffer losses on defaulted loans, any or all of which would have an adverse impact, which could be material, on our business, financial condition, results of operations, and prospects.

Our allowance may not be adequate to cover future loan losses, which could adversely affect earnings.

We maintain an ACL in an amount that we believe is adequate to provide for losses inherent in our loan portfolio. While we strive to carefully monitor credit quality and to identify loans that may become non-performing, at any time there are loans in the portfolio that could result in losses but that have not been identified as non-performing or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become non-performing assets or that we will be able to limit losses on those loans that have been identified. Additionally, the process for determining the allowance requires different, subjective and complex judgments about the future impact from current economic conditions that might impair the ability of borrowers to repay their loans. As a result, future significant increases to the allowance may be necessary. Future increases to the allowance may be required based on changes in the composition of the loans comprising the portfolio, deteriorating values in underlying collateral (most of which consists of real estate) and changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of actual future events differing from assumptions used by management in determining the allowance.

Additionally, banking regulators, as an integral part of their supervisory function, periodically review our allowance. These regulatory agencies may require us to increase the allowance. Any increase in the allowance would have an adverse effect, which could be material, on our financial condition and results of operations.

Non-performing assets take significant time to resolve and could adversely affect our results of operations and financial condition.

Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans, thereby adversely affecting our income. Moreover, non-accrual loans increase our loan administration costs. Assets acquired by foreclosure or similar proceedings are recorded at fair value less estimated costs to sell. The valuation of these foreclosed assets is periodically updated and resulting losses, if any, are charged to earnings in the period in which they are identified. An increase in the level of non-performing assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. We utilize various techniques such as loan sales, workouts, and restructurings to manage our problem assets. Decreases in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition would have an adverse impact, which could be material, on our business, financial condition, results of operations, and prospects. In addition, the resolution of non-performing assets requires significant commitments of time from management and staff, which can be detrimental to performance of their other responsibilities. We may experience increases in non-performing loans in the future.

Fluctuating interest rates could adversely affect our business.

Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, decreases in interest rates could result in an acceleration of loan prepayments. An increase in market interest rates or prolonged period in which market interest rates exceed the market interest rates at loan origination could also adversely affect the ability of our floating-rate and adjustable-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in non-performing assets and charge-offs, which could adversely affect our business.

Further, our profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. Although the Federal Reserve began decreasing the federal funds target rate during 2024 and short-term interest rates are expected to continue decreasing during 2025, interest rates may increase to combat inflation or otherwise. Lower rates could reduce our interest income and adversely affect our business forecasts. Alternatively, increases in interest rates may result in a change in the mix of non-interest and interest-bearing deposit accounts, and may have otherwise unpredictable effects. For example, increases in interest rates may result in increases in the number of delinquencies, bankruptcies or defaults by clients and more non-performing assets and net charge-offs, decreases in customer deposit levels, decreases to the demand for interest rate-based products and services, including loans, and changes to the level of off-balance sheet market-based investments preferred by our clients, each of which may reduce our interest rate spread. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply, and other changes in financial markets.

Our business depends on our ability to successfully manage credit risk.

The operation of our business requires us to manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, model and scorecard risks, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In order to successfully manage credit risk, we must, among other things, maintain disciplined and prudent underwriting standards and ensure that our bankers follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans, the inability of our employees to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures, and additional charge-offs and may necessitate that we increase our ACL, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be required, in the future, to recognize a credit loss with respect to investment securities.

Our securities portfolio currently includes securities with unrecognized losses. As of December 31, 2024, gross unrealized losses in our securities portfolio were $591.5 million. We may continue to observe declines in the fair market value of these securities. Securities issued by certain states and municipalities may come under scrutiny due to concerns about credit quality. Although management believes the credit quality of the Company's state and municipal securities portfolio to be good, there can be no assurance that the credit quality of these securities will not decline in the future. We evaluate the securities portfolio for any securities with an associated credit loss each reporting period, as required by GAAP in the United States. There can be no assurance, however, that future evaluations of the securities portfolio will not require us to recognize credit losses with respect to these and other holdings. For example, it is possible that government-sponsored programs to allow mortgages to be refinanced to lower rates could materially adversely impact the yield on our portfolio of mortgage-backed securities, since a significant portion of our investment portfolio is composed of such securities.

We are exposed to the risk of environmental liabilities in connection with real properties acquired.

During the ordinary course of business, we foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If previously unknown or undisclosed hazardous or toxic substances are discovered, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses which may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement polices with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures which require the performance of an environmental review at the time of underwriting a loan secured by real property, and also before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Funding and Liquidity Risks

Our management of capital could adversely affect profitability measures and the market price of our common stock and could dilute the holders of our outstanding common stock.

Our capital ratios are higher than regulatory minimums. We may lower our capital ratios through selective acquisitions that meet our disciplined criteria, share repurchase plans, organic loan growth, investment in securities, or other factors. We continually evaluate opportunities to expand our business through strategic acquisitions. There can be no assurance that we will be able to negotiate future acquisitions on terms acceptable to us.

Conversely, there may be circumstances under which it would be prudent to consider alternatives for raising capital to take advantage of significant acquisition opportunities or in response to changing economic conditions. In addition, we may need to raise additional capital in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. We may not be able to raise additional capital when needed on terms acceptable to us or at all. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at the time, which are outside our control, and our financial performance. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, any capital raising alternatives could dilute the holders of our outstanding common stock and may adversely affect the market price of our common stock.

Deposits are a critical source of funds for our continued growth and profitability.

Our ability to continue to grow depends primarily on our ability to successfully attract deposits to fund loan growth. Core deposits are a low cost and generally stable source of funding and a significant source of funds for our lending activities. Our inability to retain or attract such funds could adversely affect our liquidity. If we are forced to seek other sources of funds, such as additional brokered deposits or borrowings from the FHLB, the interest expense associated with these other funding sources are now and may be higher than the rates we are currently paying on our deposits, which would adversely impact our net income, and such sources of funding may be more volatile and unavailable.

Rate fluctuations are unpredictable and can adversely impact our ability to maintain consistently low cost funding.

Volatility in interest rates can also result in the flow of funds away from financial institutions into investments such as United States government and corporate securities and other investment vehicles (including mutual funds) that generally pay higher rates of return than financial institutions in part because of the absence of federal insurance premiums. This may cause the Bank to lose some of its low-cost deposit funding. Customers may also continue to move non-interest-bearing deposits into interest-bearing accounts, which increases overall deposit costs. Higher funding costs may reduce the Company's net interest margin and net interest income. A prolonged period of high or increasing interest rates may cause the Company to experience an acceleration of deposit migration, which could adversely affect the Company's operations and liquidity. This risk is exacerbated by technological developments and trends in customer behavior, including the ease and speed with which deposits may be transferred electronically, particularly by a growing number of customers who maintain accounts with multiple banks.

Loss of customer deposits could increase the Company's funding costs.

Loss of customer deposits could increase the Company's funding costs. The Company relies on bank deposits as a low-cost and stable funding source. Increases in short-term interest rates between March 2022 and July 2023 resulted in intense competition with banks and other financial services companies for deposits, causing the Company to increase the interest rates paid on deposits. In September 2024, the Federal Reserve reduced the federal funds rate, starting the current cycle of declining short-term interest rates. A lowering interest rate environment could also impact the Company. Lower interest rates may reduce the attractiveness of deposits, leading customers to seek higher returns elsewhere. This could force the Company to maintain higher than expected deposit interest rates to retain customers or rely on more expensive funding sources, which could impact funding costs and reduce net interest margin and income.

Checking and savings account balances may decrease as customers perceive alternative investments, like the stock market, as offering better returns. This shift could increase the Company's funding costs and reduce net interest income. Additionally, mass withdrawals of deposits, as seen in certain bank failures in 2023, could be triggered by losses in investment portfolios or concerns about uninsured deposits. Technological advancements and changes in banking relationships, such as customers maintaining accounts at multiple banks, facilitate rapid deposit movements. The spread of information, including false rumors, through social media can exacerbate this risk. Significant deposit outflows could lead to higher funding costs, substantial losses, and a reduced ability to raise new capital.

The Company could lose access to sources of liquidity if it were to experience financial or regulatory issues.

The Company relies on sources of liquidity provided by the Federal Reserve Bank, such as the Federal Reserve Bank discount window and other liquidity facilities that the Federal Reserve Board may establish from time to time, as well as liquidity provided by the FHLB. To access these sources of liquidity, the Federal Reserve Board or FHLB may impose conditions that the Company and the Bank are in sound financial condition (as determined by the Federal Reserve Board or FHLB) or that the Company and Bank maintain minimum supervisory ratings. If the Company or Bank were to experience financial or regulatory issues, it could affect the ability to access liquidity facilities, including at times when the Company or Bank needs additional liquidity for the operation of its business. If the Company or Bank were to lose access to these liquidity sources, it could have a material adverse effect on the Company's operations and financial condition.

Legal, Accounting and Compliance Risks

We operate in a highly regulated environment and changes to or increases in, or supervisory enforcement of, banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect us.

We are subject to extensive regulation, supervision, and examination by federal and state banking authorities. In addition, as a publicly traded company, we are subject to regulation by the SEC. Any change in applicable regulations or federal, state, or local legislation or in policies or interpretations or regulatory approaches to compliance and enforcement, income tax laws, or accounting principles, including as a result of changes in U.S. presidential administrations or one or both houses of Congress and other factors, could have a substantial impact on us and our operations. Changes in laws and regulations may also increase our expenses by imposing additional fees or taxes or restrictions on our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Failure to appropriately comply with any such laws, regulations or principles could result in sanctions by regulatory agencies or damage to our reputation, all of which could adversely affect our business, financial condition, or results of operations. For example, the Dodd-Frank Act was enacted in July 2010. Among other provisions, the legislation (i) created the CFPB with broad powers to regulate consumer financial products such as credit cards and mortgages, (ii) resulted in new capital requirements from federal banking agencies, (iii) placed new limits on electronic debit card interchange fees, and (iv) required the SEC and national stock exchanges to adopt significant new corporate governance and executive compensation reforms, some of which have yet to be promulgated. The Dodd-Frank Act and regulations that have been adopted thereunder have increased the overall costs of regulatory compliance, and further regulatory developments whether related to Dodd-Frank or otherwise may lead to additional costs. In addition, the CFPB has broad rulemaking authority and is the principal federal regulatory agency responsible for the supervision and enforcement of a wide range of consumer protection laws for banks with greater than $10 billion in assets.

If we fail to maintain appropriate levels of capital or liquidity, we could become subject to formal or informal enforcement actions that may impose restrictions on our business, including limiting our lending activities or our ability to expand, requiring us to raise additional capital (which may be dilutive to shareholders) or requiring regulatory approval to pay dividends or otherwise return capital to shareholders. We also face the risk of becoming subject to new or more stringent requirements in connection with the introduction of new regulations or modifications of existing regulations, which could require us to hold more capital or liquidity or have other adverse effects on our business or profitability.

Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have an adverse impact, which could be material, on our business, financial condition, results of operations, and prospects. Additionally, our business is affected significantly by the fiscal and monetary policies of the U.S. federal government and its agencies, including the Federal Reserve.

We cannot accurately predict the full effects of recent legislation or the various other governmental, regulatory, monetary, and fiscal initiatives which have been and may be enacted on the financial markets, the Company, and the Bank. The terms and costs of these activities, or any worsening of current financial market and economic conditions, could materially and adversely affect our business, financial condition, and results of operations, as well as the trading price of our common stock.

Changes in accounting standards could materially impact our financial statements.

From time to time, the FASB and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations.

Significant legal or regulatory actions could subject us to substantial uninsured liabilities and reputational harm and have a material adverse effect on our business and results of operations.

We are from time to time subject to claims and proceedings related to our operations. Claims and legal actions, including supervisory or enforcement actions by our regulators, or criminal proceedings by prosecutorial authorities, could involve large monetary claims, including civil money penalties or fines imposed by government authorities and significant defense costs. To mitigate the cost of some of these claims, we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage does not cover any civil money penalties or fines imposed by government authorities and may not cover all other claims that might be brought against us or continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our business, prospects, results of operations and financial condition. Substantial legal liability or significant regulatory action against us could cause significant reputational harm to us and/or could have a material adverse impact on our business, financial condition, results of operations and prospects. Because we primarily serve individuals and businesses located in the western United States, any negative impact resulting from reputational harm, including any impact on our ability to attract and retain customers and employees, likely would be greater than if our business were more geographically diverse.

Financial holding company status.

Financial holding companies are allowed to engage in certain financial activities in which a bank holding company is not otherwise permitted to engage. However, to maintain financial holding company status, a bank holding company (and all of its depository institution subsidiaries) must be "well capitalized" and "well managed." If a bank holding company ceases to meet these capital and management requirements, there are many penalties it would be faced with, including the FRB may impose limitations or conditions on the conduct of its activities, and it may not undertake any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the FRB. If a company does not return to compliance within 180 days, which period may be extended, the FRB may require divestiture of that company's depository institutions. To the extent we do not meet the requirements to be a financial holding company in the future, there could be a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Markets and External Events

National and global economic and other conditions could adversely affect our future results of operations or market price of our stock.

Our business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, changes in government monetary and fiscal policies and inflation, foreign policy, and financial market volatility, all of which are beyond our control. Global economies continue to face significant challenges to achieving normalized economic growth rates. Any renewed deterioration in the economies of the nation as a whole or in our markets would have an adverse effect, which could be material, on our business, financial condition, results of operations, and prospects, and could also cause the market price of our stock to decline. If recessionary economic conditions or an economic downturn develop, they would likely have a negative financial impact across the financial services industry, including on us. If these conditions are more severe, the extent of the negative impact on our business and financial performance can increase and be more severe, including the adverse effects listed above and discussed throughout this "Risk Factors" section.

In recent years, supply chain constraints, robust demand and labor shortages have led to persistent inflationary pressures throughout the economy. The possible economic policies of the new U.S. presidential administration, including those already imposed and additional tariffs that may be imposed or increased tariffs on U.S. trading partners, may also lead to continued or renewed inflationary pressures. Volatility and uncertainty related to inflation and the effects of inflation, which may lead to increased costs for businesses and consumers and potentially contribute to poor business and economic conditions generally, may also enhance or contribute to some of the risks discussed herein. For example, higher inflation, or volatility and uncertainty related to inflation, could reduce demand for our products, adversely affect the creditworthiness of our borrowers, result in lower values for our investment securities and other interest-earning assets, and increase expense related to talent acquisition and retention.

Additionally, economic conditions, financial markets and inflationary pressures may be adversely affected by the impact of current or anticipated geopolitical uncertainties, military conflicts, including those in the Middle East and Russia's invasion of Ukraine, pandemics, and global, national, and local responses thereto by governmental authorities and other third parties. These unpredictable events could create, increase, or prolong economic and financial disruptions and volatility that adversely affect our business, financial condition, capital, and results of operations.

Substantial competition in our market areas could adversely affect us.

Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions and finance, insurance and other non-depository companies operating in our market areas. We also experience competition, especially for deposits, from Internet-based banking institutions, which have grown rapidly in recent years. We are subject to substantial competition for loans and deposits from other financial institutions. Some of our competitors are not subject to the same degree of regulation and restriction as we are and/or have greater financial resources than we do. Some of our competitors may have liquidity issues, which could impact the pricing of deposits, loans, and other financial products in our markets. Our inability to effectively compete in our market areas could have a material adverse impact on our business, financial condition, results of operations, and prospects.

Climate change concerns could adversely affect our business, affect client activity levels, and damage our reputation.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses are also changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers' and businesses' behaviors and business preferences, may affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in our becoming subject to new or heightened regulatory requirements relating to climate change, such as requirements relating to operational resiliency or stress testing for various climate stress scenarios. Any such new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements. In connection with the transition to a low carbon economy, legislative or public policy changes and changes in consumer sentiment could negatively impact the businesses and financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. Our business, reputation, and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient. In addition, due to divergent stakeholder views regarding climate change, we are at increased risk that any actual or perceived action, or lack thereof, by us in connection with the transition to a less carbon-dependent economy will be perceived negatively by some stakeholders and adversely affect our business and reputation.

Our business is subject to the risks of pandemics, earthquakes, tsunamis, floods, fires and other natural catastrophic events and other events beyond our control.

A major catastrophe, such as an earthquake, tsunami, flood, fire, or other natural disaster, including those caused or exacerbated by climate change, public health issues such as the COVID-19 or other pandemics, or other events beyond our control, could result in a prolonged interruption of our business. For example, our headquarters is located in Tacoma, Washington and we have operations throughout the western United States, a geographical region that has been or may be affected by earthquakes, wildfires, tsunamis, and flooding activity. Because we primarily serve individuals and businesses in our eight-state footprint, a natural disaster likely would have a greater impact on our business, operations, and financial condition than if our business were more geographically diverse throughout the United States. The occurrence of any of these natural disasters could negatively impact our performance by disrupting our operations or the operations of our customers, which could have a material adverse effect on our financial condition, results of operations, and cash flows.

Risks Relating to Investment in our Stock

There can be no assurance as to the level of dividends we may pay on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors declares out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and there may be circumstances under which we would eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

We rely on dividends and other payments from our bank for substantially all of our revenue.

We are a separate and distinct legal entity from the Bank, and we receive substantially all of our operating cash flows from dividends and other payments from the Bank. These dividends and payments are the principal source of funds to pay dividends on our capital stock and interest and principal on any debt we may have. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to us. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on our common stock. The inability to receive dividends from the Bank could have a material adverse impact on our business, financial condition, results of operations, and prospects.

We have various anti-takeover measures that could impede a takeover.

Our articles of incorporation include certain provisions that could make it more difficult to acquire us by means of a tender offer, a proxy contest, merger or otherwise. These provisions include certain non-monetary factors that our Board may consider when evaluating a takeover offer, and a requirement that any "Business Combination" be approved by the affirmative vote of no less than 66 2/3% of the total shares attributable to persons other than a "Control Person." These provisions may have the effect of lengthening the time required for a person to acquire control of us through a tender offer, proxy contest or otherwise, and may deter any potentially hostile offers or other efforts to obtain control of us. This could deprive our shareholders of opportunities to realize a premium for their Columbia common stock, even in circumstances where such action is favored by a majority of our shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. We believe these risks include, among other things, operational risks resulting in system disruption; intellectual property theft; fraud; extortion; harm to associates or customers including by way of inadvertent release of information; violation of privacy or security laws and other litigation and legal risk; and reputational risks. We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage such material risks. We have invested in data security and privacy protections, and we follow what we believe to be industry-standard recommendations for data security. However, if we fail to properly assess and identify cybersecurity threats, we may become increasingly vulnerable to such risks.

To identify and assess material risks from cybersecurity threats, our corporate risk management program considers cybersecurity threat risks alongside other Company risks as part of our overall risk assessment process. Our corporate risk professionals collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations. We employ a range of tools and services, including programs across identity and access management, training and awareness, threat management, cybersecurity operations, cybersecurity enablement, and cybersecurity data, host, and network security. This includes regular network and endpoint monitoring, vulnerability assessments, penetration testing, and tabletop exercises to inform our professionals' risk identification and assessment.

We also have a cybersecurity-specific risk assessment process, which helps identify our cybersecurity threat risks by comparing our processes to standards set by the Federal Financial Institutions Examination Council's Cybersecurity Assessment Tool. These standards are aligned to the National Institute of Standards and Technology ("NIST"), International Organization for Standardization, Center for Internet Security, and experts are engaged by us to evaluate the integrity of our information systems, as such term is defined in Item 106(a) of Regulation S-K.

To help us preserve the availability of critical data and systems, maintain regulatory compliance, and achieve our goal of managing our material risks from cybersecurity threats, and with an aim to protect against, detect, and respond to cybersecurity incidents, as such term is defined in Item 106(a) of Regulation S-K, we undertake the below listed activities:

- Closely monitor emerging data protection laws and implement changes to our processes designed to comply with such data protection laws;

- Undertake regular reviews of our policies and standards related to cybersecurity;

- Proactively inform our customers of substantive changes related to customer data handling;

- Conduct annual customer data handling and use requirements training for associates;

- Conduct annual cybersecurity management and incident training for associates involved in our systems and processes that handle sensitive data;

- Conduct regular cybersecurity training and awareness for all associates and all contractors with access to corporate systems;

- Through policy, practice, and contract (as applicable) require associates, as well as third-parties who provide services on our behalf, to treat customer information and data with care;

- Run tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;

- Leverage the NIST incident handling framework to help us identify, protect, detect, respond, and recover when there is an actual or potential cybersecurity incident; and

- Maintain what we believe to be customary and appropriate third-party information security coverage for incident loss mitigation.

We also maintain an incident response plan designed to coordinate the activities we take with a goal to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

As part of the above processes, we regularly engage with regulatory examiners, internal and external auditors, and other third-parties, as well as a regular review by both our technology risk management team and corporate risk management team to help identify areas for continued focus, improvement and/or compliance.

Our processes also aim to address cybersecurity threat risks associated with our use of third-party service providers, including those in our supply chain or who have access to our customer and employee data or our systems. Third-party risks are included within our enterprise risk management assessment program, as well as our cybersecurity-specific risk identification program, both of which are discussed above. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data, or facilities that house such systems or data, and monitor cybersecurity threat risks identified through such diligence. Additionally, we generally require those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, and to agree to be subject to cybersecurity audits, which we conduct as appropriate.

As disclosed above, we have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. However, any failure in, or unauthorized access to, our information systems, as such term is defined in Item 106(a) of Regulation S-K, could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses, and have a material adverse effect on our business, financial condition, results of operations and prospects. Failures, interruptions, or data breaches involving our information systems, or the information systems of our vendors, could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance, all of which could have a material adverse impact on our business, financial condition, results of operations, and prospects.

As of the date of this Annual Report on Form 10-K, we do not believe that any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. The expenses we have incurred from cybersecurity incidents, including the Vendor Incident have been immaterial to date. Nevertheless, we also believe risks from certain cybersecurity threats, including as a result of our previously disclosed Vendor Incident could potentially result in charges, settlements or other potential liabilities that could materially affect our business strategy, results of operations, and financial condition, depending on the outcome of pending lawsuits as discussed further below.

As previously disclosed, on June 21, 2023, our wholly-owned subsidiary Umpqua Bank was informed by one of its technology service providers (the "Vendor") that a widely reported security incident involving MOVEit, a filesharing software used globally by government agencies, enterprise corporations, and financial institutions, resulted in the unauthorized acquisition by a third-party of the names and social security numbers or tax identification numbers of certain of Umpqua Bank's consumer and small business customers (the "Vendor Incident"). Other than the information described above, no Umpqua Bank account information was compromised as a result of the Vendor Incident, and no information from Umpqua Bank's commercial customers was involved in the Vendor Incident. On June 22, 2023, Umpqua Bank sent an email to potentially affected consumer and small business customers informing them of the Vendor Incident. In August 2023, the Vendor, on behalf of Umpqua Bank, also sent notice via U.S. mail to the 429,252 Umpqua Bank customers whose information was involved in the Vendor Incident.

As previously disclosed, beginning on August 18, 2023, some of the notified individuals filed lawsuits against Umpqua Bank in various federal and state courts seeking monetary recovery and other relief on behalf of themselves and one or more putative classes of other individuals similarly situated. The cases collectively allege claims for negligence, negligence per se, breach of contract, breach of implied contract, breach of third-party beneficiary contract, breach of fiduciary duty, invasion of privacy, breach of the covenant of good faith and fair dealing, unjust enrichment, and violation of certain statutes, namely the Washington Consumer Protection Act, the California Consumer Legal Remedies Act, the California Consumer Privacy Act, and the California Unfair Competition Law. Umpqua Bank has engaged defense counsel and intends to vigorously defend against these suits and any similar or related suits or claims. Umpqua Bank has notified relevant insurance carriers and business counterparties and continues to reserve all of its relevant rights to indemnity, defense, contribution, and other relief in connection with these matters. We cannot predict or determine the timing or outcome of these lawsuits or the impact they may have, if any, on our financial condition, results of operations, or cash flows. We believe that if one or more outcomes that are determined in favor of the plaintiffs in the litigation arising from the Vendor Incident it could have a material adverse effect on our business, operations, or financial results.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of increasing focus for our Board and management.

Our Board of Director's Enterprise Risk Management Committee (the "ERMC") is responsible for the oversight of risks from cybersecurity threats. At least annually, the ERMC receives an overview from management of our cybersecurity threat risk management and strategy processes covering topics such as anticipated emerging threats, cybersecurity posture, progress towards predetermined risk-mitigation-related goals, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, the ERMC generally receives materials indicating current and emerging cybersecurity threat risks, and describing the Company's ability to mitigate those risks, and discusses such matters with our Chief Information Security Officer, Chief Information Officer, and Chief Privacy and Information Risk Officer. Members of the ERMC are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Material cybersecurity threat risks are also considered during separate Board meeting discussions of important matters like enterprise risk management, operational budgeting, business continuity planning, mergers and acquisitions, brand management, and other relevant matters. Additionally, the Disclosure Committee periodically receives reports on cybersecurity threat risks to ensure that required disclosures are accurate and timely.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Chief Information Security Officer and Chief Privacy and Information Risk Officer. Such individuals have collectively over 40 years of prior work experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs. They also have several relevant degrees and certifications, including Certified Information Security Manager, Certified Information Systems Auditor, Certified Information Systems Security Professional, Global Information Assurance Certification, and Certified Professional Hacker.

These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. As discussed above, these members of management report to the ERMC about cybersecurity threat risks, among other cybersecurity related matters, at least annually.

ITEM 2. PROPERTIES.

The Company's principal properties include our leased corporate headquarters which is located at 13th & A Street, Tacoma, Washington and leased corporate office space in Lake Oswego, Oregon.

As of December 31, 2024, the Company had the following properties located throughout several counties in Oregon, Washington, California, Idaho, Nevada, Colorado, Arizona, and Utah:

	Owned Properties	Leased Properties	Total Properties
Customer-facing locations	168	146	314
Administrative locations	6	9	15
Total locations	174	155	329

ITEM 3. LEGAL PROCEEDINGS.

The information required by this item is set forth in Part II, Item 8 under Note 16 – *Commitments and Contingencies and Related-Party Transactions—Legal Proceedings and Regulatory Matters*, and incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a)   Our common stock is traded on the Nasdaq Stock Market LLC under the symbol "COLB." As of December 31, 2024, our common stock was held by 5,196 shareholders of record, a number that does not include beneficial owners who hold shares in "street name," or shareholders from previously acquired companies that have not exchanged their stock. As of December 31, 2024, a total of 2.3 million shares of unvested restricted stock units and awards were outstanding.

The payment of future cash dividends is at the discretion of our Board and subject to a number of factors, including results of operations, general business conditions, growth, financial condition, and other factors deemed relevant by the Board. Further, our ability to pay future cash dividends is subject to certain regulatory requirements and restrictions discussed in the *Supervision and Regulation* section in Item 1 of this Annual Report on Form 10-K.

(b)   Not applicable.

(c)   The following table provides information about repurchases of common stock by the Company during the quarter ended December 31, 2024:

Period	Total number of Common Shares Purchased [1]	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plan [2]	Maximum Dollar Value of Shares that May be Purchased at Period End under the Plan
10/01/24 - 10/31/24	837	$ 28.62	—	$ —
11/01/24 - 11/30/24	232	$ 29.13	—	$ —
12/01/24 - 12/31/24	1,688	$ 29.50	—	$ —
Total for quarter	2,757	$ 29.20	—	

(1)   Common shares repurchased by the Company during the quarter consist of cancellation of 2,757 shares to be issued upon vesting of restricted stock to pay withholding taxes. During the three months ended December 31, 2024, no shares were repurchased pursuant to the Company's publicly announced corporate stock repurchase plan described in (2) below.

(2)   As of December 31, 2024, the Company does not have a current share repurchase authorization from the Board of Directors.

Restricted shares cancelled to pay withholding taxes totaled 285,000 and 261,000 shares during the years ended December 31, 2024 and 2023, respectively.

Information relating to compensation plans under which the Company's equity securities are authorized for issuance is set forth in "Part III—Item 12" of this Annual Report on Form 10-K.

Stock Performance Graph

The following chart, which is furnished as part of our annual report to shareholders and not filed, compares the yearly percentage changes in the cumulative shareholder return on our common stock during the five fiscal years ended December 31, 2024, with (i) the Nasdaq Composite Index, (ii) the Standard and Poor's 500 Index, and (iii) the Nasdaq Bank Index. This comparison assumes $100.00 was invested on December 31, 2019, in our common stock and the comparison indices, and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. Price information from December 31, 2019 to December 31, 2024, was obtained by using the closing prices as of the last trading day of each year.



	Period Ending					
	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Columbia Banking System, Inc.	$100.00	$92.24	$86.58	$82.88	$77.99	$84.22
Nasdaq Composite Index	$100.00	$145.05	$177.27	$119.63	$173.11	$224.34
S&P 500 Index	$100.00	$118.39	$153.34	$124.73	$157.48	$196.85
Nasdaq Bank Index	$100.00	$92.50	$132.19	$110.67	$106.87	$128.85

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

See the discussion of forward-looking statements and risk factors in Part I Item 1 and Item 1A of this Annual Report on Form 10-K.

The following discussion and analysis of our financial condition and results of operations constitutes management's review of the factors that affected our financial and operating performance for the years ended December 31, 2024 and 2023. This discussion should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this Annual Report on Form 10-K. For a discussion of the year ended December 31, 2022, including a comparison to the year ended December 31, 2023, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, on Registrant's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 27, 2024.

EXECUTIVE OVERVIEW

Financial Performance

- Earnings per diluted common share were $2.55 for the year ended December 31, 2024, compared to $1.78 for the year ended December 31, 2023. The increase for the year ended December 31, 2024, as compared to the prior year, was primarily driven by a decrease in non-interest expense due to lower expenses related to the Merger, as the majority were recognized in 2023. In addition, provision for credit losses decreased, primarily due to the initial provision for historical Columbia non-PCD loans that was recorded in the first quarter of 2023, as well as credit migration trends, charge-off activity, changes in the economic forecasts used in credit models, and a recalibration of the commercial CECL model in the first quarter of 2024. These favorable changes were partially offset by a decrease in net interest income.

- Net interest income was 1.7 billion for the year ended December 31, 2024, as compared to 1.8 billion for the year ended December 31, 2023. The decrease was primarily driven by higher rates on interest-bearing liabilities and a shift in the funding mix into higher-cost sources, partially offset by higher average yields on interest-earning assets and higher average balances.

- Net interest margin, on a tax equivalent basis, was 3.57% for the year ended December 31, 2024, compared to 3.91% for the year ended December 31, 2023. The decrease is primarily due to higher funding costs that reflect deposit repricing and a shift in product mix. This was partially offset by an increase in interest-earning asset yields given interest rate movements, with the most impactful average rate increase in the loan and leases category.

- Non-interest income was $211.0 million for the year ended December 31, 2024, compared to $203.9 million for the year ended December 31, 2023. The increase was partially due to a favorable change in the net fair value loss of the MSR asset as a result of a $15.9 million loss for the year ended December 31, 2024, compared to a net fair value loss of $28.5 million for the prior year. In addition, there were increases in many other non-interest income categories, largely due to the impact of a full year as a combined company compared to only ten months as a combined company for the prior year, as well as increasing fee-generating product traction with our customer base as we execute our Business Bank of Choice operating strategy. These favorable changes were partially offset by a decrease in other income of $8.0 million, largely driven by interest rate fluctuations impacting the fair value of certain loans held for investment, partially offset by the impact of rate fluctuations on swap derivatives.

- Non-interest expense was $1.1 billion for the year ended December 31, 2024, compared to $1.3 billion for the year ended December 31, 2023. This reflects a decrease in merger and restructuring expenses of $147.9 million and decreases in FDIC assessments, which was impacted by the $32.9 million special assessment expense that was incurred in 2023. Salaries and employee benefits also decreased, largely due a reduction in employees as a result of Merger synergies realized in 2023 and operational efficiency activities in 2024.

- Total loans and leases were $37.7 billion as of December 31, 2024, an increase of $239.0 million, or 0.6%, compared to December 31, 2023. The increase in total loans and leases was primarily due to increases in the commercial and commercial real estate loan balances, partially offset by a decrease in residential balances. The increase was driven by commercial line utilization and new originations, partially offset by charge-offs and loan payoffs. Balances were also impacted by a decline in transactional multifamily and residential loans, which trended lower as we organically remix the portfolio into relationship-driven commercial loans.

- Total deposits were $41.7 billion as of December 31, 2024, an increase of $113.7 million, or 0.3%, from December 31, 2023. The increase was primarily due to an increase in customer deposits with the largest change being in the commercial customer balances, reflective of our Business Bank of Choice operating strategy. This was partially offset by a decrease in brokered deposits. The interest-bearing deposit mix increased mainly due to a migration from non-interest-bearing to interest-bearing accounts as customers seek higher rates in the current interest rate environment.

- Total consolidated assets were $51.6 billion as of December 31, 2024, compared to $52.2 billion as of December 31, 2023. The reduction is primarily due to decline in investment debt securities, driven by paydowns, calls, maturities, and a reduction in fair value given interest rate changes during the year. Additionally, there was a decrease in cash and cash equivalents, reflecting the deleveraging of wholesale borrowings. These reductions were partially offset by an increase in loans and leases, primarily driven by organic loan growth.

Credit Quality

- Non-performing assets increased to $169.6 million, or 0.33% of total assets, as of December 31, 2024, compared to $113.9 million, or 0.22% of total assets, as of December 31, 2023. Non-performing loans were $166.9 million, or 0.44% of total loans and leases, as of December 31, 2024, compared to $112.9 million, or 0.30% of total loans and leases, as of December 31, 2023. As of December 31, 2024, non-performing loans included $73.6 million in government guarantees. The rise in non-performing assets was mainly due to migration in our SBA portfolio, an owner-occupied commercial real estate property, and the end of certain COVID-related designations in the residential mortgage portfolio.

- The ACL was $440.8 million, or 1.17% of loans and leases, as of December 31, 2024, a decrease of $23.3 million, as compared to $464.1 million, or 1.24% of loans and leases, as of December 31, 2023. The change in the ACL was due to changes in the economic assumptions used in credit models, credit migration trends, and a recalibration of the commercial CECL model in the first quarter of 2024.

- The Company had a provision for credit losses of $105.9 million for the year ended December 31, 2024, compared to a provision for credit losses of $213.2 million in the prior year. The decrease in provision expense for the year ended December 31, 2024 as compared to the prior year was due to the prior year including an $88.4 million initial provision for historical Columbia non-PCD loans related to the Merger. This initial provision, as well as changes in the economic assumptions used in credit models and a recalibration of the commercial CECL model in the first quarter of 2024, contributed to the change when compared to the same period in the current year. As a percentage of average outstanding loans and leases, the provision for credit losses for the year ended December 31, 2024 was 0.28%, as compared to 0.60% for the prior year.

Liquidity

- Total cash and cash equivalents were $1.9 billion as of December 31, 2024, a decrease of 284.3 million from December 31, 2023. The Company manages its cash position as part of management's strategy to maintain a high-quality liquid asset position to support balance sheet flexibility, fund growth in lending and investment portfolios, and deleverage the balance sheet by decreasing debt and non-deposit liabilities as economic conditions permit.

- Including secured off-balance sheet lines of credit, total available liquidity was $18.0 billion as of December 31, 2024, representing 35% of total assets, 43% of total deposits, and 128% of estimated uninsured deposits.

Capital

- The Company's total risk-based capital ratio was 12.8% and its CET1 risk-based capital ratio was 10.5% as of December 31, 2024, as compared to 11.9% and 9.6%, respectively, as of December 31, 2023.

- The Company paid cash dividends of $1.44 per common share during the year ended December 31, 2024.

California Wildfires

- Southern California has experienced unprecedented wildfires in recent years, which have impacted the Bank's customers and associates. While some of our businesses and associates have been directly affected by the damage, the response from our teams across the organization has been truly inspiring. As a company, we have established grant programs to support communities in the wake of disasters like wildfires. We actively collaborate with community organizations to aid in recovery efforts as they unfold. Our commitment to our communities, customers, and associates is unwavering, and we are dedicated to supporting, rebuilding, and restoring the communities affected by these devastating fires.

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

The consolidated financial statements are prepared in conformity with GAAP and follow general practices within the financial services industry, in which the Company operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain estimates inherently have a greater reliance on the use of assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported.

Management believes the ACL and goodwill estimates are important to the portrayal of the Company's financial condition and results of operations and requires difficult, subjective, or complex judgments and, therefore, management considers them to be critical accounting estimates.

Allowance for Credit Losses

The ACL represents management's best estimate of lifetime credit losses for loans and leases and unfunded commitments. The ACL was $440.8 million at December 31, 2024 and $464.1 million at December 31, 2023.

Under CECL, Management has flexibility in selecting the methodology for estimating expected credit losses, which must be calculated over the asset's contractual term, and adjusted for prepayments, utilizing quantitative and qualitative factors. Management uses complex models to forecast future economic conditions based on specific macroeconomic variables for each loan and lease portfolio.

The adequacy of the ACL is monitored regularly, considering factors such as: CECL model outputs; loan portfolio quality and risk ratings; economic conditions; loan concentrations and growth rates; past-due and non-performing trends; specific loss estimates for significant problem loans; historical charge-off and recovery experience. As of December 31, 2024, the Bank used Moody's Analytics' November 2024 consensus forecast to estimate the ACL.

To assess sensitivity, the Bank applied the Moody's Analytics' November 2024 S2 scenario, which predicts a 75% probability of better economic performance and a 25% probability of worse performance. For additional information related to the economic scenario, see Note 6 – *Allowance for Credit Losses* in Item 8 of this Annual Report on Form 10-K.

This scenario would result in a quantitative lifetime loss estimate approximately 1.2 times our modeled period-end ACL, an increase of approximately $87 million, without qualitative adjustments. This analysis pertains solely to the modeled credit loss estimate and does not encompass the overall period-end ACL, which incorporates qualitative adjustments.

The determination of the ACL considers both quantitative and qualitative factors. This sensitivity analysis does not necessarily reflect the nature and extent of future changes in the ACL or what the ACL would be under these economic circumstances. Instead, it highlights the impact of adverse macroeconomic changes on modeled loss estimates. The hypothetical determination does not incorporate management judgment or other qualitative factors that could be applied in the actual estimation of the ACL and does not imply any expected future deterioration in loss rates.

Since economic conditions and forecasts can change, and future events are inherently difficult to predict, the estimated credit losses on loans, and therefore the appropriateness of the ACL, could change significantly. It is challenging to estimate how changes in any single economic factor or input might affect the overall allowance, as many factors and inputs are considered. These changes may not occur at the same rate or be consistent across all product types. Additionally, improvements in one factor may offset deterioration in others.

For additional information related to the Company's ACL, see Note 1 – *Summary of Significant Accounting Policies* in Item 8 of this Annual Report on Form 10-K.

Goodwill

Goodwill is tested for impairment at the reporting unit level on an annual basis as of October 31 each year, and more frequently if events or circumstances indicate that there may be impairment. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, the difference is the amount of impairment and goodwill is written down to the fair value of the reporting unit. The Company has a single reporting unit.

In testing goodwill, the Company may assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. In this qualitative assessment, the Company evaluates events and circumstances which may include, but are not limited to: the general economic environment; banking industry and market conditions; a significant adverse change in legal factors; significant decline in our stock price and market capitalization; unanticipated competition; the testing for recoverability of a significant asset group within the reporting unit; and an adverse action or assessment by a regulator.

If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Company performs the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The determination of the fair value of a reporting unit is a subjective process that involves the use of estimates and judgments about economic and industry factors and the growth and earnings prospects of the Bank. Variability in the market and changes in assumptions or subjective measurements used to estimate fair value are reasonably possible and may have a material impact on our consolidated financial statements or results of operations.

Based on the results of the annual goodwill impairment test, it was determined that no goodwill impairment charges were required as our single reporting unit's fair value exceeded its carrying amount. The determination of the fair value is a subjective process that involves the use of estimates and judgments, particularly related to the appropriate discount rates and an applicable control premium. The Company determined the fair value utilizing average acquisition multiples as well as calculating its market capitalization based on the closing price of the Company's stock at the measurement date, incorporating an additional control premium, and comparing this market-based fair value measurement to the aggregate fair value of the Company. The percentage at which the fair value exceeded the carrying value is approximately 25%. As of October 31, 2024, a decrease in market multiples and utilizing an average stock price for market capitalization would reduce estimated entity fair value by approximately $1 million and would not result in any impairment. As of December 31, 2024, we determined there were no events or circumstances which would more likely than not reduce the fair value of our reporting unit below its carrying amount.

RECENT ACCOUNTING PRONOUNCEMENTS

Information regarding Recent Accounting Pronouncements is included in Note 1 of the *Notes to Consolidated Financial Statements* in Item 8 of this Annual Report on Form 10-K.


RESULTS OF OPERATIONS


Columbia's financial results for any periods ended prior to February 28, 2023, the Merger Date, reflect UHC results only on a standalone basis. Accordingly, Columbia's reported financial results for the first quarter of 2023 reflect only UHC financial results through the closing of the Merger. As a result of these two factors, Columbia's financial results for the year ended December 31, 2023, may not be directly comparable to prior or future reported periods.

Comparison of current year to prior year

For the year ended December 31, 2024, the Company had net income of $533.7 million, compared to net income of $348.7 million for the same period in the prior year. The increase in net income was mainly attributable to decreases in non-interest expense and provision for credit losses, partially offset by a decrease in net interest income. The 208.0 million decrease in non-interest expense was primarily due to a decrease in merger and restructuring expenses, as the majority of the merger expenses associated with the Merger were recognized in 2023. The decrease of 107.3 million in provision for credit losses was impacted by the initial provision of $88.4 million for historical Columbia non-PCD loans that was recorded in the first quarter of 2023, in addition to credit migration trends, charge-off activity, changes in the economic forecasts used in credit models, and the recalibration of the commercial CECL model in the first quarter of 2024. The decrease of 74.8 million in net interest income was due to higher rates on interest-bearing liabilities and a shift in the funding mix into higher-cost sources, partially offset by higher average yields on interest-earning assets and a larger average balance sheet for the year ended December 31, 2024. The Company paid down term debt and reduced brokered deposit balances during the year to continue to rebalance our funding sources in support of our liquidity management program and lower the cost of liabilities.

During the first quarter of 2024, the Company conducted an enterprise-wide evaluation of our operations, which resulted in consolidated positions and simplified reporting and organizational structures. As of December 31, 2024, the Company incurred $12.9 million in restructuring expenses, but achieved $82 million in annualized cost savings, or $70 million net of planned reinvestment associated with recent operational initiatives. The Company will continue to invest in customer-focused technology, experienced bankers, and strategic locations going forward. There are five branches slated to open in 2025, as well as technological enhancements that are targeted to create additional operational efficiencies and bring additional revenue opportunities to the Company in the future.

The following table presents the return on average assets (GAAP), average common shareholders' equity (GAAP), and average tangible common shareholders' equity (non-GAAP) for the years ended December 31, 2024, 2023, and 2022. For each period presented, the table includes the calculated ratios based on reported net income. To the extent return on average common shareholders' equity is used to compare our performance with other financial institutions that do not have merger and acquisition-related intangible assets, we believe it is beneficial to also consider the return on average tangible common shareholders' equity. This measure is useful for evaluating the performance of a business as it calculates the return available to common shareholders without the impact of intangible assets and their related amortization. Return on average tangible common shareholders' equity is also used as part of our incentive compensation program for our executive officers. The return on average tangible common shareholders' equity is calculated by dividing net income by average shareholders' common equity less average goodwill and other intangible assets, net (excluding MSR). The return on average tangible common shareholders' equity is considered a non-GAAP financial measure and should be viewed in conjunction with the return on average common shareholders' equity.

Return on Average Assets, Common Shareholders' Equity and Tangible Common Shareholders' Equity

For the years ended December 31, 2024, 2023, and 2022:

(dollars in thousands)	2024	2023	2022
Return on average assets	1.03 %	0.70 %	1.09 %
Return on average common shareholders' equity	10.55 %	7.81 %	13.07 %
Return on average tangible common shareholders' equity	15.31 %	11.46 %	13.11 %
Calculation of average common tangible shareholders' equity:			
Average common shareholders' equity	$ 5,060,365	$ 4,466,725	$ 2,575,577
Less: average goodwill and other intangible assets, net	1,573,712	1,423,075	6,847
Average tangible common shareholders' equity	$ 3,486,653	$ 3,043,650	$ 2,568,730

Additionally, management believes *tangible common equity* and the *tangible common equity ratio* are meaningful measures of capital adequacy. Columbia believes the exclusion of certain intangible assets in the computation of tangible common equity and the tangible common equity ratio provides a meaningful base for period-to-period and company-to-company comparisons, which management believes will assist investors in analyzing the operating results and capital of the Company. Tangible common equity is calculated as total shareholders' equity less goodwill and other intangible assets, net (excluding MSR). In addition, tangible assets are total assets less goodwill and other intangible assets, net (excluding MSR). The tangible common equity ratio is calculated as tangible common shareholders' equity divided by tangible assets. Tangible common equity and the tangible common equity ratio are considered non-GAAP financial measures and should be viewed in conjunction with total shareholders' equity and the total shareholders' equity ratio.

The following table provides a reconciliation of ending shareholders' equity (GAAP) to ending tangible common equity (non-GAAP), and ending assets (GAAP) to ending tangible assets (non-GAAP) as of December 31, 2024, and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Total shareholders' equity	$ 5,118,224	$ 4,995,034
Less: Goodwill	1,029,234	1,029,234
Less: Other intangible assets, net	484,248	603,679
Tangible common shareholders' equity	$ 3,604,742	$ 3,362,121
Total assets	$51,576,397	$52,173,596
Less: Goodwill	1,029,234	1,029,234
Less: Other intangible assets, net	484,248	603,679
Tangible assets	$50,062,915	$50,540,683
Total shareholders' equity to total assets ratio	9.92 %	9.57 %
Tangible common equity to tangible assets ratio	7.20 %	6.65 %

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not reviewed or audited. Although we believe these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP.

NET INTEREST INCOME

Net interest income for 2024 was 1.7 billion, a decrease of $74.8 million, or 4%, compared to the same period in 2023. The decrease was due to higher rates on interest-bearing liabilities and a shift in the funding mix into higher-cost sources, partially offset by higher average yields on interest-earning assets and a larger average balance sheet for the year ended December 31, 2024 compared to the prior year, as a result of the Merger.

The net interest margin (net interest income as a percentage of average interest-earning assets) on a fully tax equivalent basis was 3.57% for 2024, as compared to 3.91% for 2023, a decrease of 34 basis points. This decrease for the year ended December 31, 2024 compared to the prior year was due to higher funding costs that reflect deposit repricing and a shift in product mix.

The yield on loans and leases for 2024 and 2023 was 6.15% and 5.95%, respectively, an increase of 20 basis points, primarily attributable to the higher interest rate environment during most of 2024. The cost of interest-bearing liabilities was 3.21% for the year ended December 31, 2024, compared to 2.56% for the year ended December 31, 2023. This increase of 65 basis points reflects a mix of higher-cost interest-bearing demand, money market, and time deposits and higher interest rates not offset by a reduction in borrowing and borrowing rates. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, as well as changes in the yields earned on interest-earning assets and rates paid on deposits and borrowed funds.

The Federal Reserve lowered the target range for the federal funds rate by 0.50% in September 2024 and an additional 0.25% in both November and December 2024. During the January 2025 meeting, the Federal Reserve maintained the target rate at 4.25%-4.50%. Between March 2022 and July 2023, the Federal Reserve raised the target range for the federal funds rate by 5.25%. During that period, our net interest margin expanded as our balance sheet became increasingly profitable due to active rate increases by the Federal Reserve and the lagged impact to deposit pricing compared to earning asset repricing. After the Federal Reserve ceased increasing the federal funds rate, we experienced an increase in our funding costs that outpaced the increase in our earning asset yields, as our deposits continued to reprice higher and our funding base experienced a shift toward higher-cost sources as Federal Reserve actions reduced available liquidity within the banking industry. As a result, our net interest margin contracted during the latter half of 2023 due to the impact of higher funding costs and minimal change to the average yield on earning assets. Our net interest margin began to stabilize in the 3.5% to 3.6% range beginning in February 2024, following a comprehensive review related to how we evaluate and approve deposit pricing. Further, the impact of balance sheet composition changes and the higher interest rate environment shifted the interest rate sensitivity position of the balance sheet to a liability sensitive position as of December 31, 2024 from an asset sensitive position at the onset of the rising rate environment.

The following table presents condensed average balance sheet information, together with interest income and yields on average interest-earning assets, and interest expense and rates paid on average interest-bearing liabilities for the years ended December 31, 2024, 2023, and 2022:

(dollars in thousands)	2024 Average Balance	2024 Interest Income or Expense	2024 Average Yields or Rates	2023 Average Balance	2023 Interest Income or Expense	2023 Average Yields or Rates	2022 Average Balance	2022 Interest Income or Expense	2022 Average Yields or Rates
INTEREST-EARNING ASSETS:									
Loans held for sale	$ 69,348	$ 4,505	6.50%	$ 87,675	$ 3,871	4.42%	$ 208,141	$ 8,812	4.23%
Loans and leases [1]	37,585,426	2,315,859	6.15%	35,412,594	2,109,744	5.95%	24,225,518	1,041,446	4.29%
Taxable securities	7,928,449	317,134	4.00%	7,479,573	289,944	3.88%	3,343,721	72,702	2.17%
Non-taxable securities [2]	833,915	31,499	3.78%	740,376	28,236	3.81%	216,943	6,669	3.07%
Temporary investments and interest-bearing cash	1,696,070	90,227	5.32%	2,147,348	111,659	5.20%	1,561,808	19,706	1.26%
Total interest-earning assets [1][2]	48,113,208	2,759,224	5.73%	45,867,566	2,543,454	5.54%	29,556,131	1,149,335	3.88%
Goodwill and other intangible assets	1,573,712			1,423,075			6,847		
Other assets	2,228,134			2,205,678			1,254,418		
Total assets	$51,915,054			$49,496,319			$ 30,817,396		
INTEREST-BEARING LIABILITIES:									
Interest-bearing demand deposits	$ 8,265,535	$ 214,869	2.60%	$ 6,280,333	$ 97,162	1.55%	$ 3,886,390	$ 8,185	0.21%
Money market deposits	10,998,452	299,741	2.73%	9,962,837	185,035	1.86%	7,552,666	26,415	0.35%
Savings deposits	2,528,828	3,409	0.13%	2,994,333	3,384	0.11%	2,411,448	880	0.04%
Time deposits	6,219,996	284,787	4.58%	4,743,615	176,073	3.71%	1,743,988	12,715	0.73%
Total interest-bearing deposits	28,012,811	802,806	2.87%	23,981,118	461,654	1.93%	15,594,492	48,195	0.31%
Repurchase agreements and federal funds purchased	212,235	4,873	2.30%	269,853	3,923	1.45%	465,600	997	0.21%
Borrowings	3,691,530	190,241	5.15%	4,522,656	242,914	5.37%	226,665	8,920	3.94%
Junior and other subordinated debentures	419,459	38,918	9.28%	421,195	37,665	8.94%	399,568	19,889	4.98%
Total interest-bearing liabilities	32,336,035	1,036,838	3.21%	29,194,822	746,156	2.56%	16,686,325	78,001	0.47%
Non-interest-bearing deposits	13,608,946			14,927,443			11,053,921		
Other liabilities	909,708			907,329			501,573		
Total liabilities	46,854,689			45,029,594			28,241,819		
Common equity	5,060,365			4,466,725			2,575,577		
Total liabilities and shareholders' equity	$51,915,054			$49,496,319			$ 30,817,396		
NET INTEREST INCOME [2]		$1,722,386			$1,797,298			$1,071,334	
NET INTEREST SPREAD [2]			2.52%			2.98%			3.41%
NET INTEREST INCOME TO EARNING ASSETS OR NET INTEREST MARGIN			3.57%			3.91%			3.62%

[1] Non-accrual loans and leases are included in the average balance.

[2] Tax-exempt income was adjusted to a tax equivalent basis at a 21% tax rate. The amount of such adjustment was an addition to recorded income of approximately $4.0 million, $4.1 million, and $1.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The following table sets forth a summary of the changes in tax equivalent net interest income due to changes in average asset and liability balances (volume) and changes in average rates (rate) for 2024 compared to 2023, as well as between 2023 and 2022. Changes in tax equivalent interest income and expense, which are not attributable specifically to either volume or rate, are allocated proportionately between both variances.

(in thousands)	2024 compared to 2023 Increase (decrease) in interest income and expense due to changes in			2023 compared to 2022 Increase (decrease) in interest income and expense due to changes in		
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:						
Loans held for sale	$ (926)	$ 1,560	$ 634	$ (5,304)	$ 363	$ (4,941)
Loans and leases	132,620	73,495	206,115	581,254	487,044	1,068,298
Taxable securities	17,763	9,427	27,190	133,038	84,204	217,242
Non-taxable securities [1]	3,535	(272)	3,263	19,611	1,956	21,567
Temporary investments and interest-bearing cash	(23,954)	2,522	(21,432)	9,861	82,092	91,953
Total interest-earning assets [1]	129,038	86,732	215,770	738,460	655,659	1,394,119
Interest-bearing liabilities:						
Interest-bearing demand deposits	37,341	80,366	117,707	7,873	81,104	88,977
Money market	20,869	93,837	114,706	10,935	147,685	158,620
Savings	(571)	596	25	259	2,245	2,504
Time deposits	62,111	46,603	108,714	48,352	115,006	163,358
Repurchase agreements	(719)	1,669	950	(810)	3,736	2,926
Borrowings	(43,159)	(9,514)	(52,673)	229,574	4,420	233,994
Junior subordinated debentures	(155)	1,408	1,253	1,131	16,645	17,776
Total interest-bearing liabilities	75,717	214,965	290,682	297,314	370,841	668,155
Net increase (decrease) in net interest income [1]	$ 53,321	$ (128,233)	$ (74,912)	$ 441,146	$ 284,818	$ 725,964

[1] Tax-exempt income was adjusted to a tax equivalent basis at a 21% tax rate.

PROVISION FOR CREDIT LOSSES

The Company had a $105.9 million provision for credit losses for 2024, as compared to a $213.2 million provision for credit losses for 2023. The change was primarily driven by the $88.4 million initial provision for historical Columbia non-PCD loans that was recorded in the first quarter of 2023, in addition to credit migration trends, charge-off activity, and changes in the economic forecasts used in credit models. Additionally, during the first quarter of 2024, we recalibrated the commercial CECL model to be more reflective of the post-Merger loan portfolio after a full year operating as a combined organization. We believe the recalibrated model is more reflective of the quality of our underwriting and borrower profiles. As a percentage of average outstanding loans and leases, the provision for credit losses recorded for 2024 was 0.28%, as compared to 0.60% for the prior period.

Net charge-offs were $129.2 million for 2024, or 0.34% of average loans and leases, compared to net charge-offs of $96.7 million, or 0.27% of average loans and leases, for 2023. Net charge-offs in the FinPac portfolio were $87.6 million for the year ended December 31, 2024, as compared to $87.3 million for the year ended December 31, 2023. Net charge-offs for the Bank were $41.6 million and $9.4 million for the years ended December 31, 2024 and 2023, respectively. Net charge-offs for the Bank in 2024 reflect the transition to a more typical credit environment after a period of exceptional quality and a charge-off in the first quarter of 2024 centered in a single commercial credit.

Typically, loans in non-accrual status will not have an ACL as they will be written down to their net realizable value or charged off. However, the net realizable value for homogeneous leases and equipment finance agreements are determined by the loss given default calculated by the CECL model, and therefore, homogeneous leases and equipment finance agreements on non-accrual will have an ACL amount until they become 181 days past due, at which time they are charged off. The non-accrual leases and equipment finance agreements of $21.0 million as of December 31, 2024 have a related ACL of $18.3 million, with the remaining loans written down to the estimated fair value of the collateral, less estimated costs to sell, and are expected to be resolved with no additional material loss, absent further decline in market prices.

NON-INTEREST INCOME

The following table presents the key components of non-interest income and the related dollar and percentage change for the years ended December 31, 2024 and 2023:

	2024 compared to 2023			
(dollars in thousands)	2024	2023	Change Amount	Change Percent
Service charges on deposits	$ 71,517	$ 65,525	$ 5,992	9 %
Card-based fees	57,089	55,263	1,826	3 %
Financial services and trust revenue	20,208	13,471	6,737	50 %
Residential mortgage banking revenue, net	24,108	16,789	7,319	44 %
Gain on sale of debt securities, net	24	13	11	85 %
(Loss) gain on equity securities, net	(392)	2,300	(2,692)	(117)%
(Loss) gain on loan and lease sales, net	(2,853)	4,414	(7,267)	(165)%
Bank owned life insurance income	18,760	15,624	3,136	20 %
Other income	22,505	30,528	(8,023)	(26)%
Total non-interest income	$ 210,966	$ 203,927	$ 7,039	3 %

Service charges on deposits, card-based fees, and financial services and trust revenue increased in 2024 compared to 2023. The increases reflect the impact of a full year as a combined company compared to only ten months as a combined company for the prior year period, as well as increasing fee-generating product traction with our customer base as we execute our Business Bank of Choice operating strategy. We continue to focus on generating sustainable core fee income with new and existing customers.

Residential mortgage banking revenue increased in 2024 compared to 2023. The variance was due to a favorable change in the net fair value loss of the MSR asset as a result of a $15.9 million loss for the year ended December 31, 2024, compared to a net fair value loss of $28.5 million for the same period in 2023, which is inclusive of MSR hedge losses of $8.6 million for the current year compared to $4.7 million in the prior year. While there was an increase in the origination and sale of mortgages during 2024 when compared to 2023, it was more than offset by a decrease in servicing revenue. The decrease in servicing revenue was expected for 2024 due to a reduction in the serviced loan portfolio size as result of the September 2023 sale of approximately one-third of the MSR portfolio. This sale was the result of strategic actions taken by the Company to restructure its mortgage business given the lower mortgage origination volume in the higher rate environment and focus on relationship banking that drives balanced growth in loans, deposits, and core fee income. These changes were intended to reduce expenses, limit the impact of fair value changes to the statement of income, and moderate portfolio mortgage growth.

(Loss) gain on loan and lease sales, net had an unfavorable change in 2024 compared to 2023, largely driven by lower volume of SBA loan sales combined with strategic sales of existing loans that had greater potential for charge-offs in the future.

Other income in 2024 compared to 2023 decreased primarily due to an unfavorable change of $13.1 million in the fair value of certain loans held for investment, as the impact of interest rate fluctuations resulted in a loss of $10.5 million in the current year as compared to a gain of $2.6 million in the prior year. The decrease was partially offset by the impact of rate fluctuations on swap derivatives with a gain in the current year compared to a loss in the prior year, resulting in a favorable change of $6.3 million.

NON-INTEREST EXPENSE

The following table presents the key elements of non-interest expense and the related dollar and percentage change for the years ended December 31, 2024 and 2023:

						2024 compared to 2023	
(dollars in thousands)		2024		2023		Change Amount	Change Percent
Salaries and employee benefits	$	588,830	$	616,103	$	(27,273)	(4)%
Occupancy and equipment, net		182,372		183,480		(1,108)	(1)%
Communications		13,871		16,252		(2,381)	(15)%
Marketing		11,036		11,399		(363)	(3)%
Services		57,614		57,641		(27)	— %
FDIC assessments		41,577		71,402		(29,825)	(42)%
Intangible amortization		119,431		111,296		8,135	7 %
Merger and restructuring expense		23,713		171,659		(147,946)	(86)%
Other expenses		66,250		73,468		(7,218)	(10)%
Total non-interest expense	$	1,104,694	$	1,312,700	$	(208,006)	(16)%

Salaries and employee benefits decreased in 2024 compared to 2023 due primarily to a reduction in employees related to the merger synergies realized in 2023 and the additional operational efficiency activities in 2024, partially offset by the current year including a full year as a combined company, compared to only ten months during the year ended December 31, 2023.

FDIC assessments decreased in 2024 compared to 2023 due to the prior period including $32.9 million in expense related to the FDIC special assessment to replenish the DIF following bank closures in March 2023, whereas the current period includes $5.7 million in FDIC special assessment expense.

Merger and restructuring expense decreased in 2024 compared to 2023, with the largest drivers of the decrease being lower legal and professional fees and premises and equipment expense related to the Merger. Columbia closed the Merger and completed the core systems conversion during the first quarter of 2023. The decrease in Merger expenses was partially offset by $12.9 million in restructuring expenses during the year ended December 31, 2024.

INCOME TAXES

Our consolidated effective tax rate for 2024 was 25.7%, compared to 26.0% for 2023. The 2024 effective tax rate differed from the federal statutory rate of 21% principally because of state taxes, net tax-exempt income on investment securities, non-deductible FDIC assessments, and tax credits and benefits arising from low-income housing investments. Refer to Note 25 – *Income Taxes* in Item 8 of this Annual Report on Form 10-K for more information about the Company's taxes.

FINANCIAL CONDITION

CASH AND CASH EQUIVALENTS

Cash and cash equivalents were $1.9 billion as of December 31, 2024, compared to $2.2 billion at December 31, 2023. Excess cash was used to pay down borrowings, as well as to fund loan portfolio growth of $239.0 million.

INVESTMENT SECURITIES

The composition of our investment securities portfolio reflects management's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of interest income. The investment securities portfolio provides a vehicle for the investment of available funds, a source of liquidity (by pledging as collateral or through repurchase agreements) and collateral for certain public funds deposits.

Equity and other securities consist primarily of investments in fixed income mutual funds to support our CRA initiatives and securities invested in rabbi trusts for the benefit of certain current or former executives and employees as required by the underlying agreements. Equity and other securities were $78.1 million at December 31, 2024, compared to $77.0 million as of December 31, 2023.

Investment debt securities available for sale were $8.3 billion as of December 31, 2024, compared to $8.8 billion as of December 31, 2023. The decrease was primarily due to paydowns, calls, and maturities of $552.4 million and a decrease of $150.8 million in fair value of investment securities available for sale, due to changes in market interest rates during the period, partially offset by net accretion and purchases, which have been focused on CRA qualifying investments.

The following tables present the par value, amortized cost, and fair values of debt securities as available for sale and held to maturity investment debt securities portfolio by major type as of the dates presented:

	December 31, 2024				December 31, 2023			
(dollars in thousands)	Current Par	Amortized Cost	Fair Value	% of Portfolio	Current Par	Amortized Cost	Fair Value	% of Portfolio
Available for sale:								
U.S. Treasury and agencies	$1,486,374	$1,495,542	$1,422,787	17 %	$1,546,374	$1,551,074	$1,478,392	17 %
Obligations of states and political subdivisions	1,115,198	1,055,535	1,026,053	12 %	1,135,345	1,073,264	1,072,105	12 %
Mortgage-backed securities and collateralized mortgage obligations	6,701,037	6,307,252	5,825,775	71 %	7,103,633	6,638,439	6,279,373	71 %
Total available for sale securities	$9,302,609	$8,858,329	$8,274,615	100 %	$9,785,352	$9,262,777	$8,829,870	100 %
Held to maturity:								
Mortgage-backed securities and collateralized mortgage obligations	$ 3,186	$ 2,101	$ 2,703	100 %	$ 3,564	$ 2,300	$ 3,025	100 %
Total held to maturity securities	$ 3,186	$ 2,101	$ 2,703	100 %	$ 3,564	$ 2,300	$ 3,025	100 %

The following table presents information regarding the amortized cost, fair value, average yield, and maturity structure of the debt securities portfolio as of December 31, 2024:

(dollars in thousands)	Amortized Cost	Fair Value	Average Yield [1]
U.S. treasury and agencies			
One year or less	$ 162,718	$ 162,819	4.15 %
One to five years	1,302,294	1,234,259	2.86 %
Five to ten years	30,530	25,709	2.48 %
Total U.S. treasury and agencies	1,495,542	1,422,787	3.00 %
Obligations of states and political subdivisions			
One year or less	72,079	71,807	4.11 %
One to five years	495,442	484,327	3.72 %
Five to ten years	283,013	266,894	3.90 %
Over ten years	205,001	203,025	5.31 %
Total obligations of states and political subdivisions	1,055,535	1,026,053	4.11 %
Other Securities			
Mortgage-backed securities and collateralized mortgage obligations	6,309,353	5,828,478	3.83 %
Total debt securities	$ 8,860,430	$ 8,277,318	3.72 %

[1] The weighted average yields represent a projected yield to maturity given current cash flow projections for MBS/CMOs and is a yield to worst for callable securities. For adjustable MBS, the projected book yield represents the yield to maturity based on current index levels. Yields are calculated on an amortized cost basis and are stated on a federal tax equivalent basis of 21%.

The mortgage-related securities in the table above include both pooled mortgage-backed issues and high-quality collateralized mortgage obligation structures, with an average duration of 5.1 years. These mortgage-related securities provide yield spread to U.S. Treasury or agency securities; however, the cash flows arising from them can be volatile due to refinancing of the underlying mortgage loans.

We review investment securities on an ongoing basis for the presence of impairment, taking into consideration current market conditions, fair value in relationship to cost, extent and nature of the change in fair value, issuer rating changes and trends, whether we intend to sell a security or if it is more likely than not that we will be required to sell the security before recovery of our amortized cost basis of the investment, which may be maturity, and other factors.

As December 31, 2024, the available for sale investment portfolio had gross unrealized losses of $591.5 million. Unrealized losses included unrealized losses on mortgage-backed securities and collateralized mortgage obligations of $485.4 million. The unrealized losses were primarily attributable to changes in market interest rates or the widening of market spreads subsequent to the initial purchase of these securities and are not attributable to changes in credit quality. In the opinion of management, no ACL was considered necessary on these debt securities as of December 31, 2024.

RESTRICTED EQUITY SECURITIES

Restricted equity securities were $150.0 million and $179.3 million as of December 31, 2024 and 2023, respectively, the majority of which represents the Bank's investment in the FHLB. The decrease is attributable to redemptions of FHLB stock due to decreased FHLB borrowing activity during the period. FHLB stock is carried at par and does not have a readily determinable fair value. Ownership of FHLB stock is restricted to the FHLB and member institutions, and can only be purchased and redeemed at par. As of December 31, 2024, the Bank's minimum required investment in FHLB stock was $149.5 million.

LOANS AND LEASES

Total loans and leases outstanding as of December 31, 2024 were $37.7 billion, an increase of $239.0 million compared to December 31, 2023. The increase was primarily attributable to organic loan growth of $538.6 million, partially offset by charge-offs of $151.2 million and loan sales of $148.5 million. The loan to deposit ratio as of both December 31, 2024 and 2023 was 90%.

The following table presents the concentration distribution of our loan and lease portfolio by major type as of December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024		December 31, 2023	
	Amount	%	Amount	%
Commercial real estate				
Non-owner occupied term, net	$ 6,278,154	17 %	$ 6,482,940	17 %
Owner occupied term, net	5,270,294	14 %	5,195,605	14 %
Multifamily, net	5,804,364	15 %	5,704,734	15 %
Construction & development, net	1,983,213	5 %	1,747,302	5 %
Residential development, net	231,647	1 %	323,899	1 %
Commercial				
Term, net	5,537,618	15 %	5,536,765	15 %
Lines of credit & other, net	2,769,643	7 %	2,430,127	6 %
Leases & equipment finance, net	1,660,835	4 %	1,729,512	5 %
Residential				
Mortgage, net	5,933,352	16 %	6,157,166	16 %
Home equity loans & lines, net	2,031,653	5 %	1,938,166	5 %
Consumer & other, net	180,128	1 %	195,735	1 %
Total, net of deferred fees and costs	$ 37,680,901	100 %	$ 37,441,951	100 %

The following table presents the maturity distribution of our loan and lease portfolios and the rate sensitivity of these loans to changes in interest rates as of December 31, 2024:

(in thousands)	By Maturity					Loans Over One Year by Rate Sensitivity	
	One Year or Less	One Through Five Years	Five Through 15 Years	Over 15 Years	Total	Fixed Rate	Floating/ Adjustable Rate
Commercial real estate							
Non-owner occupied term, net	$ 588,133	$2,426,756	$3,130,558	$ 132,707	$ 6,278,154	$2,071,358	$ 3,618,663
Owner occupied term, net	214,045	1,426,072	3,249,581	380,596	5,270,294	2,570,931	2,485,318
Multifamily, net	59,516	645,334	1,262,313	3,837,201	5,804,364	975,762	4,769,086
Construction & development, net	1,142,259	662,042	159,779	19,133	1,983,213	189,805	651,149
Residential development, net	164,464	66,586	597	—	231,647	605	66,578
Commercial							
Term, net	2,083,715	1,700,989	1,555,888	197,026	5,537,618	2,198,895	1,255,008
Lines of credit & other, net	1,685,284	864,211	172,096	48,052	2,769,643	152,780	931,579
Leases & equipment finance, net	96,475	1,403,072	161,288	—	1,660,835	1,564,360	—
Residential							
Mortgage, net	2,270	4,284	506,134	5,420,664	5,933,352	2,038,941	3,892,141
Home equity loans & lines, net	2,709	5,507	320,457	1,702,980	2,031,653	305,270	1,723,674
Consumer & other, net	16,026	146,439	17,014	649	180,128	51,946	112,156
Total loans and leases	$6,054,896	$9,351,292	$10,535,705	$11,739,008	$37,680,901	$12,120,653	$19,505,352

Loan Origination/Risk Management

The Bank has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

The Bank maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the appropriate committees of our board of directors. The loan review process evaluates that the risk identification and assessment decisions made by lenders and credit personnel are in line with our policies and procedures.

Commercial Real Estate and Commercial Loans

Commercial real estate and commercial loans are the largest classifications within earning assets, representing 41% and 20%, respectively, of average earning assets for the year ended December 31, 2024, as compared to 40% and 20%, respectively, for the year ended December 31, 2023. The increase in commercial real estate and commercial loan balances between December 31, 2024 and December 31, 2023 was driven by commercial line utilization and new originations, partially offset by loan payoffs.

Delinquency and non-accrual loan movements during the period reflect an anticipated move toward a normalized credit environment following a phase of exceptional high credit quality. Non-performing loans as of December 31, 2024 included $73.6 million in government guarantees on the commercial real estate, commercial, and residential portfolios, which offsets our credit exposure in those portfolios.

Commercial Real Estate Loans

The commercial real estate portfolio includes loans to developers and institutional sponsors supporting income-producing or for-sale commercial real estate properties. We mitigate our risk on these loans by requiring collateral values that exceed the loan amount and underwriting the loan with projected cash flow in excess of the debt service requirement. Commercial real estate loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the commercial real estate portfolio are diverse in terms of type and geographic location. This diversity helps reduce the exposure to adverse economic events that affect any single market or industry.

Management monitors and evaluates commercial real estate loans based on debt service coverage, collateral, and risk grade criteria. As a general rule, we avoid financing single-purpose projects unless other underwriting factors are present to help mitigate risk. Third-party experts are also utilized to provide insight and guidance about economic conditions and trends affecting market areas we serve. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Owner-occupied real estate loans are based on cash flows from ongoing operations and the borrower must generally occupy more than 50% of rentable space or pay more than 50% of rents. At December 31, 2024, approximately 26.9 of the outstanding principal balance of our commercial real estate loan portfolio were secured by owner-occupied properties.

As of December 31, 2024, the commercial real estate loan portfolio was $19.6 billion, an increase of $113.2 million compared to December 31, 2023, driven by construction and development loan and line utilization, offset by loan payoffs. Commercial real estate concentrations are managed with a goal of optimizing relationship-driven commercial loans, as well as geographic and business diversity, primarily in our footprint.

The following table provides detail on commercial real estate loans by property type:

	December 31, 2024			December 31, 2023		
(in thousands)	Outstanding	Non-accrual [1]	% of Total Commercial Real Estate	Outstanding	Non-accrual [1]	% of Total Commercial Real Estate
Commercial real estate loans by property type:						
Multifamily	$ 7,311,500	$ —	— %	$ 6,978,498	$ —	— %
Office	2,873,561	10,304	0.05 %	2,980,240	13,335	0.07 %
Industrial	2,981,161	5,010	0.03 %	2,812,295	2,053	0.01 %
Retail	2,000,141	2,389	0.01 %	2,083,960	3,715	0.02 %
Special Purpose	1,317,463	14,751	0.08 %	1,348,343	4,566	0.03 %
Hotel/Motel	724,271	13	— %	755,132	2,622	0.01 %
Other	2,359,575	6,865	0.03 %	2,496,012	2,398	0.01 %
Total commercial real estate loans	$ 19,567,672	$ 39,332	0.20 %	$ 19,454,480	$ 28,689	0.15 %

[1] Commercial real estate non-accrual loans are inclusive of government guarantees of $16.3 million and $7.7 million as of December 31, 2024 and 2023, respectively.

The following table provides detail on the geographic distribution of our commercial real estate portfolio as of the periods indicated:

(in thousands)	December 31, 2024		December 31, 2023	
	Amount	% of total	Amount	% of total
Southern California	$ 3,752,705	19 %	$ 3,847,758	20 %
Puget Sound	3,712,306	19 %	3,700,923	19 %
Oregon Other	2,908,835	15 %	2,795,472	14 %
Portland Metro	2,643,814	14 %	2,774,515	14 %
Northern California (excluding the Bay Area)	2,027,906	10 %	1,993,323	10 %
Bay Area	1,404,444	7 %	1,419,485	7 %
Washington Other	1,297,715	7 %	1,293,619	7 %
Other	1,819,947	9 %	1,629,385	9 %
Total commercial real estate loans	$ 19,567,672	100 %	$ 19,454,480	100 %

Loans secured by multifamily properties, including construction, represented 19% of the total loan portfolio at both December 31, 2024 and 2023. These assets continue to perform well due to demand for rental properties in our geographical footprint. Although management believes such concentrations have no more than the normal risk of collectability, a substantial decline in the economy in general, material increases in interest rates, changes in tax and rent control policies, tightening credit or refinancing markets, or a decline in real estate values in the Bank's primary geographic footprint in particular, could have an adverse impact on the repayment of these loans.

Loans secured by office properties, which are predominantly located in suburban markets, represented approximately 8% of our total loan portfolio at both December 31, 2024 and December 31, 2023, and were comprised of 57% non-owner occupied, 40% owner occupied, and 3% construction loans at December 31, 2024, compared to 57% non-owner occupied, 39% owner occupied, and 4% construction loans at December 31, 2023. Excluding floating rate loans, which have already repriced to prevailing rates, only 5% of our office portfolio reprices through 2025.

The following table provides detail on the geographic distribution of our commercial real estate portfolio secured by office properties:

(in thousands)	December 31, 2024		December 31, 2023	
	Amount	Percent of total	Amount	Percent of total
Southern California	$ 582,112	20 %	$ 610,257	20 %
Puget Sound	579,471	20 %	648,642	22 %
Oregon Other	459,815	16 %	451,272	15 %
Portland Metro	344,500	12 %	361,618	12 %
Northern California (excluding the Bay Area)	313,251	11 %	326,997	11 %
Bay Area	166,367	6 %	162,133	5 %
Washington Other	149,546	5 %	166,002	6 %
Other	278,499	10 %	253,319	9 %
Total commercial real estate loans	$ 2,873,561	100 %	$ 2,980,240	100 %

Commercial Loans and Leases

Commercial loans are made to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or other projects. The Bank focuses on borrowers doing business within our geographic markets. Commercial loans are generally underwritten individually and secured with the assets of the company and/or the personal guarantee of the business owners. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, current and projected cash flows are examined to determine the ability of the borrower to repay their obligations as agreed.

Commercial loans and leases are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans and leases are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. As of December 31, 2024, commercial loans held in our loan portfolio were $10.0 billion, an increase of $271.7 million compared to December 31, 2023, which is mainly attributable to relationship driven commercial loan growth and line utilization.

Lease and equipment financing products are designed to address the diverse financing needs of small to large companies, primarily for the acquisition of equipment. The leases and equipment finance portfolio represented 17% of the commercial portfolio and 4% of the total loan portfolio as of December 31, 2024, as compared to 18% of the commercial portfolio and 5% of the total loan portfolio as of December 31, 2023. The leasing portfolio has had non-performing leases and charge-offs centered in the trucking and transportation portion of the portfolio. Net charge-offs in the FinPac lease portfolio were $87.6 million for the year ended December 31, 2024, as compared to $87.3 million for the year ended December 31, 2023. Net charge-offs were up $27.6 million in the remaining commercial portfolio from the prior year, largely due to a charge-off on a single commercial credit in the first quarter as well as the transition to a more typical credit environment after a period of exceptional quality. Delinquencies and non-accrual loan movements in the transportation and trucking portion of the FinPac lease portfolio over the year were anticipated and a slow recovery is in process for this portfolio.

The following table provides detail on commercial loans by industry type:

(in thousands)	December 31, 2024			December 31, 2023		
	Outstanding	Non-accrual [1]	% of Total Commercial	Outstanding	Non-accrual [1]	% of Total Commercial
Agriculture	$ 899,205	$ 7,289	0.07 %	$ 829,555	$ 2,167	0.02 %
Contractors	771,109	5,621	0.06 %	733,531	6,143	0.06 %
Dentist	679,528	791	0.01 %	715,348	886	0.01 %
Finance/Insurance	742,712	—	— %	754,115	3	— %
Gaming	827,865	1,775	0.02 %	532,698	—	— %
Healthcare	471,093	2,380	0.02 %	312,788	2,062	0.02 %
Manufacturing	701,794	1,910	0.02 %	736,298	2,636	0.03 %
Professional	371,975	1,491	0.01 %	445,455	3,113	0.03 %
Public Admin	598,462	19	— %	649,895	7	— %
Rental and Leasing	640,247	210	— %	692,101	165	— %
Retail	283,459	14,770	0.15 %	225,223	1,276	0.01 %
Support Services	437,001	1,413	0.01 %	411,565	1,047	0.01 %
Transportation/Warehousing	764,119	11,568	0.12 %	852,735	21,951	0.23 %
Wholesale	742,549	3,486	0.03 %	673,349	396	0.01 %
Other	1,036,978	4,423	0.05 %	1,131,748	3,830	0.04 %
Total commercial portfolio	$ 9,968,096	$ 57,146	0.57 %	$ 9,696,404	$ 45,682	0.47 %

[1] Commercial non-accrual loans and leases are inclusive of government guarantees of $25.2 million and $11.7 million as of December 31, 2024 and 2023, respectively.

Residential Real Estate Loans

Residential real estate loans represent mortgage loans and lines of credit to consumers for the purchase or refinance of a residence. The properties securing our residential mortgage and home equity portfolios are primarily located within our geographic footprint. We originate first-lien residential home mortgages considered to be of prime quality. We generally hold variable-rate loans in our portfolio and sell conforming fixed-rate loans to third parties for which representations are made that the loans meet certain underwriting and collateral documentation standards.

The Bank underwrites all residential mortgage applications centrally, with a focus on higher quality borrowers. We do not originate residential mortgages that allow negative amortization or allow the borrower multiple payment options. Residential mortgages are originated based on a completed full appraisal during the credit underwriting process. The values are updated in compliance with applicable regulations to facilitate our portfolio management, as well as our workout and loss mitigation functions.

As of December 31, 2024, residential real estate loans held in our loan portfolio were $8.0 billion, a decrease of $130.3 million as compared to December 31, 2023. The decrease was primarily attributable to greater originations of loans sold on the secondary market, rather than being retained in our loans held for investment portfolio.

Consumer Loans

Consumer loans, including secured and unsecured personal loans, home equity and personal lines of credit, and motor vehicle loans, decreased $15.6 million to $180.1 million as of December 31, 2024, as compared to December 31, 2023. The decrease was due to normal business activity. Consumer loans are originated utilizing a credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis.

ASSET QUALITY AND NON-PERFORMING ASSETS

The Bank manages asset quality and controls credit risk through diversification of the loan and lease portfolio and the application of policies designed to promote sound underwriting and loan and lease monitoring practices. The Bank's Credit Quality Administration department is charged with monitoring asset quality, establishing credit policies and procedures, and enforcing the consistent application of these policies and procedures across the Bank. Reviews of non-performing, past due loans and leases and larger credits, designed to identify potential charges to the allowance for credit losses, and to determine the adequacy of the allowance, are conducted on an ongoing basis. These reviews consider such factors as the financial strength of borrowers, the value of the applicable collateral, loan and lease loss experience, estimated loan and lease losses, growth in the loan and lease portfolio, prevailing economic conditions, and other factors.

The following table summarizes our non-performing assets as of December 31, 2024 and 2023:

(dollars in thousands)	December 31, 2024	December 31, 2023
Non-performing assets: [1]		
Loans and leases on non-accrual status		
Commercial real estate, net	$ 39,332	$ 28,689
Commercial, net	57,146	45,682
Total loans and leases on non-accrual status	96,478	74,371
Loans and leases past due 90 days or more and accruing [2]		
Commercial real estate, net	—	870
Commercial, net	4,684	8,232
Residential, net [2]	65,552	29,102
Consumer & other, net	179	326
Total loans and leases past due 90 days or more and accruing [2]	70,415	38,530
Total non-performing loans and leases [1], [2]	166,893	112,901
Other real estate owned	2,666	1,036
Total non-performing assets [1], [2]	$ 169,559	$ 113,937
ACLLL	$ 424,629	$ 440,871
Reserve for unfunded commitments	16,168	23,208
ACL	$ 440,797	$ 464,079
Asset quality ratios:		
Non-performing assets to total assets [1], [2]	0.33 %	0.22 %
Non-performing loans and leases to total loans and leases [1], [2]	0.44 %	0.30 %
Non-accrual loans and leases to total loans and leases [2]	0.26 %	0.20 %
ACLLL to total loans and leases	1.13 %	1.18 %
ACL to total loans and leases	1.17 %	1.24 %
ACL to non-accrual loans and leases	457 %	624 %
ACL to total non-performing loans and leases	264 %	411 %

[1] Non-accrual and 90+ days past due loans include government guarantees of $41.5 million and $32.1 million, respectively, as of December 31, 2024. As of December 31, 2023, non-accrual and 90+ days past due loans include government guarantees of and $19.3 million and $12.3 million, respectively.

[2] Excludes certain mortgage loans guaranteed by GNMA, which Columbia has the unilateral right to repurchase but has not done so, totaling $2.4 million as of December 31, 2024 and $1.0 million at December 31, 2023.

As of December 31, 2024, there were approximately $110.7 million of loans and leases, or 0.29% of total loans and leases, modified due to borrowers experiencing financial difficulties, as compared to $138.1 million or 0.37% as of December 31, 2023.

A decline in economic conditions and other factors could adversely impact individual borrowers or the loan portfolio in general. Accordingly, there can be no assurance that loans will not become 90 days or more past due, placed on non-accrual status, restructured, or transferred to other real estate owned in the future. As of December 31, 2024, there was an increase in non-performing loans as compared to December 31, 2023, which is representative of a more normalized credit environment.

ALLOWANCE FOR CREDIT LOSSES

The ACL represents management's best estimate of lifetime credit losses for loans and leases and unfunded commitments. The ACL totaled $440.8 million as of December 31, 2024, a decrease of $23.3 million from the $464.1 million as of December 31, 2023. The changes in the ACL estimate during the year ended December 31, 2024 reflect credit migration trends, changes in the economic assumptions used in the credit models, and the recalibration of the commercial CECL model during the first quarter of 2024.

The following table shows the activity in the ACL for the years ended December 31, 2024 and 2023:

(dollars in thousands)	2024	2023
Allowance for credit losses on loans and leases		
Balance, beginning of period	$ 440,871	$ 301,135
Initial ACL recorded for PCD loans acquired during the period	—	26,492
Provision for credit losses on loans and leases [1]	112,964	209,979
Charge-offs:		
Commercial real estate, net	(3,681)	(803)
Commercial, net	(139,218)	(109,862)
Residential, net	(1,956)	(547)
Consumer & other, net	(6,339)	(5,762)
Total loans charged-off	(151,194)	(116,974)
Recoveries:		
Commercial real estate, net	956	333
Commercial, net	18,292	16,884
Residential, net	887	1,123
Consumer & other, net	1,853	1,899
Total recoveries	21,988	20,239
Net (charge-offs) recoveries:		
Commercial real estate, net	(2,725)	(470)
Commercial, net	(120,926)	(92,978)
Residential, net	(1,069)	576
Consumer & other, net	(4,486)	(3,863)
Total net charge-offs	(129,206)	(96,735)
Balance, end of period	$ 424,629	$ 440,871
Reserve for unfunded commitments		
Balance, beginning of period	$ 23,208	$ 14,221
Initial ACL recorded for unfunded commitments acquired during the period	—	5,767
(Recapture) provision for credit losses on unfunded commitments	(7,040)	3,220
Balance, end of period	16,168	23,208
Total allowance for credit losses	$ 440,797	$ 464,079
As a percentage of average loans and leases (annualized):		
Net charge-offs	0.34 %	0.27 %
Commercial real estate, net	0.01 %	— %
Commercial, net	1.24 %	1.04 %
Residential, net	0.01 %	(0.01)%
Consumer & other, net	2.13 %	1.93 %
Provision for credit losses	0.28 %	0.60 %
Recoveries as a percentage of charge-offs	14.54 %	17.30 %

[1] For the year ended December 31, 2023, the provision for credit losses on loans and leases includes $88.4 million initial provision related to non-PCD loans acquired during the period.

The following table shows the change in the ACL from December 31, 2024 to December 31, 2023:

(dollars in thousands)	December 31, 2023	2024 net (charge-offs) recoveries	Reserve build	December 31, 2024	% of loans and leases outstanding
Commercial real estate	$ 137,058	$ (2,725)	$ 26,012	$ 160,345	0.82 %
Commercial	252,662	(120,926)	93,867	225,603	2.26 %
Residential	64,944	(1,069)	(17,091)	46,784	0.59 %
Consumer & other	9,415	(4,486)	3,136	8,065	4.48 %
Total allowance for credit losses	$ 464,079	$ (129,206)	$ 105,924	$ 440,797	1.17 %
% of loans and leases outstanding	1.24 %			1.17 %	

To calculate the ACL, the CECL models use a forecast of future economic conditions and are dependent upon specific macroeconomic variables that are relevant to each of the Bank's loan and lease portfolios, as well as qualitative factors to address uncertainty not measured within the quantitative analysis. In estimating the December 31, 2024 ACL, the Bank used Moody's Analytics' November 2024 consensus economic forecast to project the variables used in the models and used upward qualitative overlays, mainly in the commercial portfolio, to align with the S2 scenario and to account for the transportation segment of the lease portfolio. The 2024 forecast is projecting higher GDP growth and unemployment rates with average federal funds rates trending lower. Refer to Note 6 – *Allowance for Credit Losses* in Item 8 of this Annual Report on Form 10-K for further information. Refer to Note 1 – *Summary of Significant Accounting Policies* in Item 8 of this Annual Report on Form 10-K for a description of the ACL methodology.

The models for calculating the ACL are sensitive to changes to economic variables, which could result in volatility as these assumptions change over time. We believe that the ACL as of December 31, 2024 is sufficient to absorb losses inherent in the loan and lease portfolio and in credit commitments outstanding as of that date based on the information available. If the economic conditions decline, the Bank may need additional provisions for credit losses in future periods.

The following table sets forth the allocation of the ACLLL and percent of loans and leases in each category to total loans and leases, net of deferred fees, as of December 31 for each of the last two years:

(dollars in thousands)	December 31, 2024		December 31, 2023	
	Amount	%	Amount	%
Commercial real estate	$ 154,413	52 %	$ 125,888	52 %
Commercial	218,668	26 %	244,821	26 %
Residential	44,700	21 %	62,004	21 %
Consumer & other	6,848	1 %	8,158	1 %
Allowance for credit losses on loans and leases	$ 424,629	100 %	$ 440,871	100 %

RESIDENTIAL MORTGAGE SERVICING RIGHTS

The following table presents the key elements of our residential mortgage servicing rights asset as of December 31, 2024, 2023, and 2022:

(dollars in thousands)	2024	2023	2022
Balance, beginning of period	$ 109,243	$ 185,017	$ 123,615
Additions for new MSR capitalized	6,452	5,347	24,137
Sale of MSR assets	—	(57,305)	—
Changes in fair value:			
Changes due to collection/realization of expected cash flows over time	(12,566)	(17,694)	(20,272)
Changes due to valuation inputs or assumptions [1]	5,229	(6,122)	57,537
Balance, end of period	$ 108,358	$ 109,243	$ 185,017

[1] The changes in valuation inputs and assumptions principally reflect changes in discount rates and prepayment speeds, which are primarily affected by changes in interest rates.

Information related to our serviced loan portfolio as of December 31, 2024 and 2023 were as follows:

(dollars in thousands)	December 31, 2024	December 31, 2023
Balance of loans serviced for others	$ 7,939,445	$ 8,175,664
MSR as a percentage of serviced loans	1.36 %	1.34 %

Residential MSR are adjusted to fair value quarterly with the change recorded in residential mortgage banking revenue on the Consolidated Statements of Income. The value of servicing rights can fluctuate based on changes in interest rates and other factors. Generally, as interest rates decline and borrowers are able to take advantage of a refinance incentive, prepayments increase, and the total value of existing servicing rights declines as expectations of future servicing fee collections decline. Historically, the fair value of our residential MSR will increase as market rates for mortgage loans rise and decrease if market rates fall.

Due to changes to inputs in the valuation model including changes in discount rates and prepayment speeds, the fair value of the MSR asset increased by $5.2 million for the year ended December 31, 2024, as compared to a decrease of $6.1 million for the year ended December 31, 2023. The fair value of the MSR asset decreased by $12.6 million in 2024 due to the passage of time, including the impact of regularly scheduled repayments, paydowns, and payoffs, as compared to a decrease of $17.7 million in 2023.

In September 2023, the Company closed the sale of $57.3 million in mortgage servicing rights, which related to the non-relationship component of the serviced loan portfolio.

GOODWILL AND OTHER INTANGIBLE ASSETS

As of December 31, 2024 and 2023, the Company had $1.0 billion in goodwill, which was recorded as a result of the Merger. Goodwill is recorded in connection with business combinations and represents the excess of the purchase price over the estimated fair value of the net assets acquired. Goodwill is reviewed for potential impairment annually, on October 31, or more frequently if events or circumstances indicate a potential impairment. For the years ended December 31, 2024 and 2023, there were no goodwill impairment losses recognized.

As of December 31, 2024, we had other intangible assets of $484.2 million, compared to $603.7 million as of December 31, 2023. As part of a business combination, the fair value of identifiable intangible assets such as core deposits, which includes all deposits except certificates of deposit, was recognized at the acquisition date. Intangible assets with definite useful lives are amortized to their estimated residual values over their respective estimated useful lives. The core deposit intangible assets recorded are amortized on an accelerated basis over a period of 10 years using the sum-of-the-years-digits method. Intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. No impairment losses have been recognized in the periods presented.

DEPOSITS

Total deposits were $41.7 billion as of December 31, 2024, an increase of $113.7 million, or 0.3%, compared to December 31, 2023. The increase was due to an increase in customer deposits with the largest change being in the commercial customer balances, reflective of our Business Bank of Choice strategy, partially offset by a decrease in brokered deposits. The interest-bearing deposit mix increased mainly due to a migration from non-interest-bearing to interest-bearing accounts as customers seek higher rates in the current interest rate environment.

The following table presents the deposit balances by major category as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
(dollars in thousands)	Amount	%	Amount	%
Non-interest-bearing demand	$ 13,307,905	32 %	$ 14,256,452	34 %
Interest-bearing demand	8,475,693	20 %	8,044,432	19 %
Money market	11,475,055	27 %	10,324,454	25 %
Savings	2,360,040	6 %	2,754,113	7 %
Time, greater than $250,000	1,201,887	3 %	1,034,094	2 %
Time, $250,000 or less	4,900,152	12 %	5,193,475	13 %
Total deposits	$ 41,720,732	100 %	$ 41,607,020	100 %

The following table presents total deposits by the categories shown below as of December 31, 2024 and 2023:

(in thousands)	December 31, 2024	December 31, 2023
Customer deposits	$ 35,565,779	$ 35,374,709
Public deposits	2,986,948	2,904,337
Brokered and administrative deposits	3,168,005	3,327,974
Total deposits	$ 41,720,732	$ 41,607,020

The following table presents the time deposits in excess of the FDIC insurance limit, which is currently $250,000, by time remaining until maturity as of December 31, 2024:

(in thousands)	Amount
Three months or less	$ 488,050
Over three months through six months	447,128
Over six months through twelve months	224,121
Over twelve months	42,588
Uninsured deposits, greater than $250,000	$ 1,201,887

The Company's total core deposits, which are deposits less time deposits greater than $250,000 and all brokered deposits, were $37.5 billion as of December 31, 2024, compared to $37.4 billion as of December 31, 2023. The Company's total brokered deposits were $3.0 billion or 7% of total deposits as of December 31, 2024, compared to $3.1 billion or 8% of total deposits as of December 31, 2023.

The FDIC generally provides a standard amount of insurance of $250,000 per depositor for each account ownership category defined by the FDIC. Depositors may qualify for coverage of accounts over $250,000 if they have funds in different ownership categories and all FDIC requirements are met. All deposits that an account owner has in the same ownership category at the same bank are added together and insured up to the standard insurance amount. As of December 31, 2024 and December 31, 2023, $27.7 billion, or 66%, and $28.1 billion, or 68%, respectively, of the Bank's deposits were estimated to be insured. Uninsured deposits as of December 31, 2024, totaled $14.0 billion, as compared to $13.5 billion as of December 31, 2023. Uninsured deposits are an estimated amount based on the methodologies and assumptions used for the Bank's regulatory requirements. As of December 31, 2024, total available liquidity was $18.0 billion, or 128 of estimated uninsured deposits.

BORROWINGS

As of December 31, 2024, the Bank had outstanding securities sold under agreements to repurchase of $236.6 million, a decrease of $15.5 million from December 31, 2023. As of December 31, 2024, the Bank had no outstanding federal funds purchased balances. The Bank had outstanding borrowings consisting of FHLB advances of $3.1 billion as of December 31, 2024. Total borrowings decreased $850.0 million since December 31, 2023, primarily due to repayment of borrowings as well as general liquidity management. The FHLB advances have fixed rates ranging from 4.48% to 5.25% and are set to mature in 2025. Advances from the FHLB are secured by investment securities and loans secured by real estate. The Bank's FRB BTFP borrowings were paid off during 2024 and the ability to take new advances under this program ended in March 2024.

JUNIOR AND OTHER SUBORDINATED DEBENTURES

We had junior and other subordinated debentures with carrying values of $438.6 million and $424.3 million as of December 31, 2024 and 2023, respectively. The increase is mainly due to an increase of $14.8 million in fair value for the junior subordinated debentures elected to be carried at fair value. The change in fair value was driven by increases in credit spreads and changes in swap rates during 2024. As of December 31, 2024, substantially all of the junior subordinated debentures had interest rates that are adjustable on a quarterly basis based on a spread over three-month term SOFR. The $10.0 million subordinated debenture matures in December 2025.

LIQUIDITY AND SOURCES OF FUNDS

The principal objective of our liquidity management program is to maintain the Bank's ability to meet the day-to-day cash flow requirements of our customers who either wish to withdraw funds or to draw upon credit facilities to meet their cash needs. The Bank's liquidity strategy includes maintaining sufficient on-balance sheet liquidity to support balance sheet flexibility, fund growth in lending and investment portfolios, and deleverage non-deposit liabilities as economic conditions permit. As a result, the Company believes that it has sufficient cash and access to borrowings to effectively manage through the current economic conditions, as well as meet its working capital and other needs. The Company will continue to prudently evaluate and maintain liquidity sources, including the ability to fund future loan growth and manage our borrowing sources.

We monitor the sources and uses of funds daily to maintain an acceptable liquidity position. One source of funds includes public deposits. Individual state laws require banks to collateralize public deposits, typically as a percentage of their public deposit balance in excess of FDIC insurance. Public deposits represented 7% of total deposits at both December 31, 2024 and 2023. The amount of collateral required varies by state and may also vary by institution within each state, depending on the individual state's risk assessment of depository institutions. Changes in the pledging requirements for uninsured public deposits may require pledging additional collateral to secure these deposits, drawing on other sources of funds to finance the purchase of assets that would be available to be pledged to satisfy a pledging requirement, or could lead to the withdrawal of certain public deposits from the Bank.

The Banks's diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Bank's reliance on the wholesale markets. Total core deposits were $37.5 billion as of December 31, 2024, compared with $37.4 billion as of December 31, 2023. The Bank also has liquidity from excess bond collateral of $3.1 billion.

In addition to liquidity from core deposits and the repayments and maturities of loans and investment securities, the Bank can sell securities under agreements to repurchase, issue brokered certificates of deposit, or utilize off-balance sheet funding sources.

The Bank maintains a substantial level of total available liquidity in the form of off-balance sheet funding sources. These liquidity sources include capacity to borrow from uncommitted lines of credit, advances from the FHLB, and the Federal Reserve Bank's Discount Window. Availability of the uncommitted lines of credit is subject to federal funds balances available for loan and continued borrower eligibility. These lines are intended to support short-term liquidity needs, and the agreements may restrict consecutive day usage.

The following table presents total off-balance sheet liquidity as of the date presented:

	December 31, 2024		
(dollars in thousands)	Gross Availability	Utilization	Net Availability
FHLB lines	$ 10,923,275	$ 3,119,833	$ 7,803,442
Federal Reserve Discount Window	4,870,488	—	4,870,488
Uncommitted lines of credit	600,000	—	600,000
Total off-balance sheet liquidity	$ 16,393,763	$ 3,119,833	$ 13,273,930

The following table presents total available liquidity as of the date presented:

(dollars in thousands)	December 31, 2024
Total off-balance sheet liquidity	$ 13,273,930
Cash and cash equivalents, less reserve requirements	1,606,673
Excess bond collateral	3,106,386
Total available liquidity	$ 17,986,989

The Company is a separate entity from the Bank and must provide for its own liquidity. Substantially all of the Company's revenues are obtained from dividends declared and paid by the Bank. There were $360.0 million of dividends paid by the Bank to the Company in 2024. There are statutory and regulatory provisions that limit the ability of the Bank to pay dividends to the Company. FDIC and Oregon Division of Financial Regulation approval is required for quarterly dividends from the Bank to the Company.

Although we expect the Bank's and the Company's liquidity positions to remain satisfactory during 2025, it is possible that our deposit balances may not be maintained at previous levels due to pricing pressure or customers' behavior in the current economic environment. In addition, in order to generate deposit growth, our pricing may need to be adjusted in a manner that results in increased interest expense on deposits. We may utilize borrowings or other funding sources, which are generally more costly than deposit funding, to support our liquidity levels.

*Commitments and Other Contractual Obligation*s - The Company participates in many different contractual arrangements which may or may not be recorded on its balance sheet, under which the Company has an obligation to pay certain amounts, provide credit or liquidity enhancements, or provide market risk support. Our material contractual obligations are primarily for time deposits, borrowings, and subordinated debentures. As of December 31, 2024, time deposits totaled $6.1 billion, of which 6.0 billion matures in a year or less. Total FHLB advances as of December 31, 2024 were $3.1 billion, all of which mature within one year. The Company also has a $10.0 million subordinated debenture that matures within one year. These arrangements also include off-balance sheet commitments to extend credit, letters of credit and various forms of guarantees. As of December 31, 2024, our loan commitments were $10.1 billion and letter of credit commitments were $216.4 million. A portion of the commitments will eventually result in funded loans and increase our profitability through net interest income when drawn and unused commitment fees prior to being drawn. Refer to Note 16 – *Commitments and Contingencies and Related-Party Transactions* in Item 8 of this Annual Report on Form 10-K for further information. Financing commitments, letters of credit and deferred purchase commitments are presented at contractual amounts and do not necessarily reflect future cash outflows as many are expected to expire unused or partially used.

CONCENTRATIONS OF CREDIT RISK

Information regarding Concentrations of Credit Risk is included in Notes 3, 5, and 16 of the *Notes to Consolidated Financial Statements* in Item 8 of this Annual Report on Form 10-K.

CAPITAL RESOURCES

Shareholders' equity as of December 31, 2024 was $5.1 billion, an increase of $123.2 million from December 31, 2023. The fluctuation in shareholders' equity during the year ended December 31, 2024 was principally due to net income of $533.7 million, partially offset by cash dividends paid of $303.4 million during the period and other comprehensive loss of $121.8 million.

The Federal Reserve Board has guidelines in place for risk-based capital requirements applicable to U.S. banks and bank/ financial holding companies. These risk-based capital guidelines take into consideration risk factors, as defined by regulation, associated with various categories of assets, both on and off-balance sheet. Refer to the discussion of the capital adequacy requirements in *Supervision and Regulatio*n in Item 1 of this Annual Report on Form 10-K.

Under the Basel III guidelines, capital strength is measured in three tiers, which are used in conjunction with risk-adjusted assets to determine the risk-based capital ratios. The guidelines require an 8% total risk-based capital ratio, of which 6% must be Tier 1 capital and 4.5% must be CET1. Our CET1 capital primarily includes shareholders' equity less certain deductions for goodwill and other intangibles, net of taxes, net unrealized gains (losses) on AFS securities, net of tax, net unrealized gains (losses) related to fair value of liabilities, net of tax, and certain deferred tax assets that arise from tax loss and credit carry-forwards, and totaled $4.2 billion as of December 31, 2024. Tier 1 capital is primarily comprised of CET1 capital, less certain additional deductions applied during the phase-in period, and totaled $4.2 billion as of December 31, 2024. Tier 2 capital components include all, or a portion of, the ACL in excess of Tier 1 statutory limits and combined trust preferred security debt issuances. The total of Tier 1 capital plus Tier 2 capital components is referred to as Total Risk-Based Capital and was $5.1 billion as of December 31, 2024.

A minimum leverage ratio is required in addition to the risk-based capital standards and is defined as period-end shareholders' equity, less accumulated other comprehensive income, goodwill, and deposit-based intangibles, divided by average assets as adjusted for goodwill and other intangible assets. Although a minimum leverage ratio of 4% is required for the highest-rated financial holding companies that are not undertaking significant expansion programs, the Federal Reserve may require a financial holding company to maintain a leverage ratio greater than 4% if it is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve. The Federal Reserve uses the leverage and risk-based capital ratios to assess capital adequacy of banks and financial holding companies.

The following table sets forth the Company's and the Bank's capital ratios as of December 31, 2024 and 2023:

	Company		Bank	
	2024	2023	2024	2023
CET1 risk-based capital ratio	10.54 %	9.64 %	11.37 %	10.52 %
Tier 1 risk-based capital ratio	10.54 %	9.64 %	11.37 %	10.52 %
Total risk-based capital ratio	12.75 %	11.86 %	12.42 %	11.57 %
Leverage ratio	8.31 %	7.60 %	8.97 %	8.30 %

Basel III also requires all banking organizations to maintain a 2.50% capital conservation buffer above the minimum risk-based capital requirements to avoid certain limitations on capital distributions, stock repurchases, and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of CET1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. The CET1, Tier 1, and total capital ratio minimums inclusive of the capital conservation buffer were 7.00%, 8.50%, and 10.50%, respectively. As of December 31, 2024, the Company and Bank were in compliance with the capital conservation buffer requirements.

As of December 31, 2024, the most recent notification from the FDIC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's regulatory capital category.

Along with enactment of the CARES Act, the federal bank regulatory authorities issued an interim final rule to provide banking organizations that are required to implement CECL before the end of 2020 the option to delay the estimated impact on regulatory capital by up to two years, with a three-year transition period to phase out the cumulative benefit to regulatory capital provided during the two-year delay. The Company elected this capital relief and delayed the estimated regulatory capital impact of adopting CECL, relative to the incurred loss methodology's effect on regulatory capital.

As of December 31, 2024, all four of the capital ratios of the Bank exceeded the minimum ratios required by federal regulation. Management monitors these ratios on a regular basis to ensure that the Bank remains within regulatory guidelines.

The Company's dividend policy considers, among other things, earnings, regulatory capital levels, the overall payout ratio and expected asset growth to determine the amount of dividends declared, if any, on a quarterly basis. There is no assurance that future cash dividends on common shares will be declared or increased. We cannot predict the extent of the economic decline that could result in inadequate earnings, regulatory restrictions and limitations, changes to our capital requirements, or a decision to increase capital by retention of earnings, that may result in the inability to pay dividends at previous levels, or at all.

During 2024, Columbia declared a cash dividend of $0.36 per common share for all four quarters. These dividends were made pursuant to our existing dividend policy and in consideration of, among other things, earnings, regulatory capital levels, the overall payout ratio, and expected asset growth.

The payment of future cash dividends is at the discretion of our Board and subject to a number of factors, including results of operations, general business conditions, growth, financial condition, and other factors deemed relevant by the Board. Further, our ability to pay future cash dividends is subject to certain regulatory requirements and restrictions discussed in the *Supervision and Regulation* section in Item 1 of this Annual Report on Form 10-K.

The following table presents cash dividends declared and dividend payout ratios (dividends declared per common share divided by basic earnings per common share) for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Dividend declared per common share (1)	$ 1.44	$ 1.43	$ 1.40
Dividend payout ratio	56%	80%	54%

(1) Periods prior to February 28, 2023 were restated in 2023 as a result of the adjustment to common shares outstanding based on the exchange ratio from the Merger of 0.5958.

As of December 31, 2024, the Company does not have a share repurchase authorization from its Board. The Company did not repurchase any shares during either 2024 or 2023. The timing and amount of future repurchases will depend upon the market price for our common stock, securities laws restricting repurchases, asset growth, earnings, our capital plan, and bank or bank holding company regulatory approvals. In addition, our stock plans provide that award holders may pay for the exercise price and tax withholdings in part or entirely by tendering previously held shares.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk management is an integral part of our risk culture. Our Financial Risk Management group (FRM) is the risk management function that partners with business units to identify, measure, and manage market risks throughout the Company. FRM ensures transparency of significant market risks, helps set risk limits that are consistent with the risk appetite approved by the Board, monitors compliance with risk limits, and escalates limit exceptions to appropriate executive management and the Board. The various business units are responsible for implementing effective internal controls and maintaining appropriate processes for identifying, assessing, controlling, and mitigating the market risk arising from their activities consistent with the Company's established risk appetite and risk limits. Market risk is monitored through various measures, such as simulations, routine stress testing, sensitivity analysis, and scenario analysis.

Market risk is the risk arising from adverse changes in market factors, including interest rates, credit spreads, and volatilities on the income and the value of our portfolios. These market factors influence prospective yields, values, or prices of the assets and liabilities of the company. Our market risk arises primarily from the interest rate risk inherent in our investment, lending, and financing activities.

Interest rate risk is the risk to the company's current or projected financial condition arising from adverse changes in interest rates. The absolute level and volatility of interest rates can have a significant impact on the earnings and economic value of the company. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income and economic value to changing interest rates to achieve our overall financial objectives. Interest rate risk exposure is managed primarily through a set of limits that are established considering strategic goals, risk appetite, and market conditions. We manage exposure to fluctuations in interest rates through actions that are established by the ALCO. The ALCO meets monthly and has responsibility for developing asset/liability management policy, formulating and implementing strategies to improve balance sheet positioning and earnings, and reviewing interest rate sensitivity. The Company's Board provides oversight of the asset/liability management process, reviews the results of the interest rate risk analyses prepared for the ALCO, and approves the asset/liability policy on an annual basis.

We measure our interest rate risk position monthly. The primary tools we use to measure our interest rate risk are net interest income simulation analyses and EVE (fair value of financial instruments) modeling. The results of these analyses are reviewed by the ALCO on a monthly basis. If hypothetical changes in interest rates cause changes to our simulated net interest income simulation or EVE modeling outside of our pre-established internal limits, we may adjust the asset and liability size or mix in an effort to bring our interest rate risk exposure within our established limits.

Net Interest Income Simulation

Interest rate sensitivity is a function of the repricing characteristics of our interest-earning assets and interest-bearing liabilities. These repricing characteristics are the time frames within which the interest-earning assets and interest-bearing liabilities are subject to change in interest rates either at replacement, repricing, or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates.

An interest rate simulation model is used to estimate the sensitivity of net interest income to changes in market interest rates. This model has inherent limitations, and these results are predicated on assumptions for interest rates, loan and investment pricing, loan and investment prepayments, deposit decay, and deposit rate movements. Our primary analysis assumes a static balance sheet, both in terms of the total size and mix of our balance sheet, meaning cash flows from the maturity or repricing of assets and liabilities are redeployed in the same instrument at modeled rates. We employ estimates based upon assumptions for each scenario, new volume rates for new balances, the rate of prepayments, and the correlation of pricing to changes in the interest rate environment. For example, for interest-bearing deposit balances, we utilize a repricing "beta" assumption, which is an estimate for the change in interest-bearing deposit costs given a change in the short-term market interest rates. Market risk models, including their key estimates and assumptions, are independently validated by the Company's Model Risk Management department.

Our simulation beta estimates applied to interest-bearing deposits in the rising rate and declining rate scenarios are 55% and 54%, respectively, for December 31, 2024, and are generally consistent with cumulative betas experienced in recent rate cycles.

Loan, time deposit, and term debt repricing characteristics are a significant component of interest rate sensitivity. Variable and adjustable-rate loans may or may not contain a rate floor, which impacts the sensitivity of the instrument based on repricing timing and the magnitude of the change in interest rate. The following tables show certain pricing characteristics including rate type, maturity, and floor detail of the loan portfolio, as well as maturity profile of term funding as of December 31, 2024:

Select Asset and Liability Maturity and Repricing Schedules (in Months) at December 31, 2024								
(dollars in millions)	<=3	4 to 6	7 to 12	13 to 24	25 to 36	36+	Total [4]	% Total [2]
Loans								
Fixed (maturity) [1]	$ 390	$ 114	$ 355	$ 664	$1,045	$10,745	$13,313	35 %
Floating (repricing) [1]	13,432	—	—	—	—	—	13,432	35 %
Adjustable (repricing)	364	569	441	1,523	1,345	7,107	11,349	30 %
Total Loans	$14,186	$ 683	$ 796	$2,187	$2,390	$17,852	$38,094	100 %
Time deposits (maturity) [3]	$3,852	$1,272	$ 820	$ 128	$ 17	$ 13	$6,102	
Term debt (maturity)	$2,600	$ 500	$ —	$ —	$ —	$ —	$3,100	

[1] Commercial tranche loans that mature in one month are included in the floating rate loan category, not the fixed rate loan category, as these loans reprice in a manner similar to floating rate loans.

[2] Floating rate loans are indexed to prime and 1-month underlying interest rates. When adjustable rate loans reprice, they are indexed to interest rates that span 1-month tenors to 10-year tenors, as well as the prime rate; the most prevalent underlying index rates are 6-month tenors and 5-year tenors.

[3] Time deposits maturing in 3 months or less include $1.5 billion in customer CDs and $2.4 billion in brokered CDs.

[4] Total loans above vary from the amount reported on the Company's Consolidated Balance Sheets due to purchase accounting adjustments and deferred fees and costs, which are not rate sensitive.

Floors: Floating and Adjustable Rate Loans at December 31, 2024							
(dollars in millions)	No Floor [1]		At Floor [1]		Above Floor [1]		Total
Floating	$	8,830	$	339	$	4,263	$ 13,432
Adjustable		1,622		66		9,661	11,349
Total	$	10,452	$	405	$	13,924	$ 24,781
% of Total		42 %		2 %		56 %	100 %

[1] Loans were grouped into three buckets: (1) No Floor: no contractual floor on the loan; (2) At Floor: current rate = floor; (3) Above Floor: current rate exceeds floor. The amount above the floor was based on the current margin plus the current index assuming the loan repriced on December 31, 2024. The adjustable loans may not reprice until well into the future, depending on the timing and size of interest rate changes.

Changes that could vary significantly from our assumptions include loan and deposit growth or contraction, changes in the mix of our earning assets or funding sources, and future asset/liability management decisions, all of which may have significant effects on our net interest income. Also, some of the assumptions made in the simulation model may not materialize and unanticipated events and circumstances may occur. In addition, the simulation model does not take into account actions management could undertake to mitigate negative impacts. Actions we could undertake include, but are not limited to, growing or contracting the balance sheet, changing the composition of the balance sheet, or changing our pricing strategies for loans or deposits.

The estimated impact on our net interest income over a time horizon of one year as of December 31, 2024, 2023, and 2022 are indicated in the table below. For the scenarios shown, the interest rate simulation assumes a parallel and sustained shift in market interest rates ratably over a twelve-month period with no change in the composition or size of the balance sheet. For example, the "up 200 basis points" scenario is based on a theoretical increase in market rates of 16.7 basis points per month for twelve months applied to the balance sheet as of December 31 for each respective year.

Interest Rate Simulation Impact on Net Interest Income

As of December 31,	2024	2023	2022
Up 300 basis points	(0.5)%	(2.1)%	1.7 %
Up 200 basis points	(0.3)%	(1.4)%	1.1 %
Up 100 basis points	(0.1)%	(0.7)%	0.6 %
Down 100 basis points	0.1 %	0.6 %	(2.4)%
Down 200 basis points	0.4 %	1.1 %	(5.1)%
Down 300 basis points	1.1 %	1.6 %	(7.8)%

Our interest rate risk sensitivity at December 31, 2024 is minimal. Our current and 2023 projections indicate that in rising and falling interest rate environments the Company's net interest income would decrease or increase by a very modest amount. In 2022, we were "asset-sensitive" meaning we expected our net interest income to increase as market rates increased and to decrease as market rates decreased. The change in sensitivity as of December 31, 2024, from the prior year was due to the impact of decreasing interest rates resulting from Federal Reserve monetary policy and changes in funding and asset mixes.

Interest rate sensitivity in the first year of the net interest income simulation for increasing interest rate scenarios is negatively impacted by non-maturity deposits repricing immediately while interest-earning assets (primarily the loan and leases held for investment portfolio) reprice at a slower rate based upon the instrument repricing characteristics. As a result, interest rate sensitivity in increasing interest rates scenarios improves in subsequent years as these assets reprice. Conversely, in a declining interest scenario, after year 1, net interest income is negatively impacted by assets repricing lower. Deposit products reprice lower, but certain low interest rate products remain at or hit their floors during the forecast horizon.

Management also prepares and reviews the long-term trends of the net interest income simulation to measure and monitor risk. This analysis assumes the same rate shift over the first year of the scenario as described above and holding steady thereafter. The estimated impact on our net interest income over the first and second-year time horizons as it relates to our balance sheet as of December 31, 2024, is indicated in the table below.

Interest Rate Simulation Impact on Net Interest Income

As of December 31, 2024	Year 1	Year 2
Up 300 basis points	(0.5)%	(0.1)%
Up 200 basis points	(0.3)%	— %
Up 100 basis points	(0.1)%	— %
Down 100 basis points	0.1 %	(0.2)%
Down 200 basis points	0.4 %	(0.4)%
Down 300 basis points	1.1 %	(0.7)%

Economic Value of Equity

Another interest rate sensitivity measure we utilize is the quantification of economic value changes for all financial assets and liabilities, given an increase or decrease in market interest rates. This approach provides a longer-term view of interest rate risk, capturing all future expected cash flows. EVE measures the extent to which the economic value of assets, liabilities and derivative instruments may change in response to fluctuations in interest rates. Importantly, EVE values only the current balance sheet, excluding the growth assumptions used in net interest income sensitivity analyses. Additionally, the results are highly dependent on assumptions for products with embedded prepay optionality and indeterminate maturities. The uncertainty surrounding important assumptions used in EVE analysis may limit its efficacy. Assets and liabilities with option characteristics are measured based on different interest rate path valuations using statistical rate simulation techniques. The projections are by their nature forward-looking and therefore inherently uncertain and include various assumptions regarding cash flows and discount rates.

The table below illustrates the effects of various instantaneous market interest rate changes on the fair values of financial assets and liabilities compared to the corresponding carrying values and fair values:

Interest Rate Simulation Impact on Fair Value of Financial Assets and Liabilities

As of December 31,	2024	2023
Up 300 basis points	(15.3)%	(21.9)%
Up 200 basis points	(9.6)%	(14.6)%
Up 100 basis points	(4.7)%	(7.1)%
Down 100 basis points	4.5 %	6.8 %
Down 200 basis points	8.2 %	12.0 %
Down 300 basis points	10.3 %	15.1 %

As of December 31, 2024, our EVE analysis indicates a liability sensitive profile. This suggests a sudden or sustained increase in market interest rates would result in a decrease in our estimated EVE, as the decrease in the economic value of our interest-earning assets exceeds the increase in economic value of interest-bearing liabilities. In declining interest rate scenarios, our EVE increases. This occurs as the increase in economic value of interest-earning assets exceeds the decline in economic value of interest-bearing liabilities, including the core deposit intangible. Our overall sensitivity to changes in market interest rates shifted from the prior year, primarily due to the relative level of market interest rates and changes in asset and funding mix during the year. As of December 31, 2024, our estimated EVE (fair value of financial assets and liabilities) was above our book value of equity primarily due to an increase in the economic value of the core deposit intangible.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Columbia Banking System, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Columbia Banking System, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements").

We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans and Leases— Refer to Notes 1 and 6 to the consolidated financial statements

Critical Audit Matter Description

The estimate of current expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. To calculate the ACLLL, management uses models to estimate the PD and LGD, utilizing inputs that include forecasted future economic conditions and specific macroeconomic variables relevant to each of the Bank's loan and lease portfolios. The Bank has selected models at the portfolio level using a risk-based approach, with larger, more complex portfolios having more complex models. Loans and leases that have not been included in the models based on portfolio type are assigned a loss rate through an extrapolation methodology. This methodology applies to certain loans acquired through mergers, newly originated loans and leases, and those lacking the detailed data required for the models.

Historical loss experience is the starting point for estimating expected credit losses. Adjustments are made to historical loss experience to reflect differences in asset-specific risk characteristics, such as underwriting standards, portfolio mix or asset terms, and differences in economic conditions – both current conditions and reasonable and supportable forecasts. When the Company is not able to make or obtain reasonable and supportable forecasts for the entire life of the financial asset, it has estimated expected credit losses for the remaining life using an approach that reverts to historical credit loss information for the longer-term portion of the asset's life.

In calculating the ACLLL, the Bank considered the financial and economic environment at the time of assessment and economic scenarios that differed in the levels of severity and sensitivity to the ACLLL results. At each measurement date, the Bank selects the scenario that reflects its view of future economic conditions and is determined to be the most probable outcome. All forecasts are updated for each variable where applicable and incorporated as relevant into the ACLLL calculation.

Along with the quantitative factors, qualitative factors are also considered in determining the ACLLL. Qualitative factors are used to capture characteristics in the portfolio that impact expected credit losses but are not fully captured within the expected credit loss models.

Given the size of the ACLLL, the complexity of the models, and the management judgments required for the selection of appropriate models, forecasting economic conditions, and determining qualitative adjustments, performing audit procedures to evaluate the ACLLL requires a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit specialists.

We have identified the ACLLL estimate for certain loan portfolios as a critical audit matter based upon the above factors, which includes the economic forecast selection, model applicability, and assessment of qualitative adjustments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the ACLLL included the following, among others:

- We tested the effectiveness of controls over the (i) selection of the economic forecasts, (ii) development, execution, and monitoring of the models and extrapolation methodology, (iii) data and data transfers, (iv) determination of the qualitative allowance, and (v) overall calculation and disclosure of the ACL.

- With the assistance of credit specialists, we (i) evaluated the reasonableness of the models, extrapolation methodology, and related assumptions and (ii) assessed the reasonableness of design, theory, and logic of the models for estimating expected credit losses.

- We tested the completeness and accuracy of key data elements used in the models and extrapolation methodology.

- We (i) evaluated the appropriateness and relevance of the qualitative factors and (ii) tested the arithmetic accuracy of the calculation of the qualitative allowance.

- We evaluated the reasonableness of the economic scenario utilized by management in the model by comparing it to the Company's business environment and other third-party forecasts.

/s/ Deloitte & Touche LLP

Portland, Oregon
February 25, 2025

We have served as the Company's auditor since 2018.

COLUMBIA BANKING SYSTEM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023

(in thousands, except shares)	December 31, 2024	December 31, 2023
ASSETS		
Cash and due from banks	$ 496,666	$ 498,496
Interest-bearing cash and temporary investments	1,381,589	1,664,038
Total cash and cash equivalents	1,878,255	2,162,534
Investment securities		
Equity and other, at fair value	78,133	76,995
Available for sale, at fair value	8,274,615	8,829,870
Held to maturity, at amortized cost	2,101	2,300
Loans held for sale	71,535	30,715
Loans and leases (at fair value: $168,809 and $275,140)	37,680,901	37,441,951
Allowance for credit losses on loans and leases	(424,629)	(440,871)
Net loans and leases	37,256,272	37,001,080
Restricted equity securities	150,024	179,274
Premises and equipment, net	348,670	338,970
Operating lease right-of-use assets	111,227	115,811
Goodwill	1,029,234	1,029,234
Other intangible assets, net	484,248	603,679
Residential mortgage servicing rights, at fair value	108,358	109,243
Bank-owned life insurance	693,839	680,948
Deferred tax asset, net	359,425	347,203
Other assets	730,461	665,740
Total assets	$ 51,576,397	$ 52,173,596
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non-interest-bearing	$ 13,307,905	$ 14,256,452
Interest-bearing	28,412,827	27,350,568
Total deposits	41,720,732	41,607,020
Securities sold under agreements to repurchase	236,627	252,119
Borrowings	3,100,000	3,950,000
Junior subordinated debentures, at fair value	330,895	316,440
Junior and other subordinated debentures, at amortized cost	107,668	107,895
Operating lease liabilities	125,710	130,576
Other liabilities	836,541	814,512
Total liabilities	46,458,173	47,178,562
COMMITMENTS AND CONTINGENCIES (Note 16)		
SHAREHOLDERS' EQUITY		
Preferred Stock, no par value, shares authorized: 2,000,000, issued and outstanding: 0	—	—
Common stock, no par value, shares authorized: 520,000,000 in 2024 and 2023; issued and outstanding: 209,536,323 in 2024 and 208,584,667 in 2023	5,817,458	5,802,747
Accumulated deficit	(237,254)	(467,571)
Accumulated other comprehensive loss	(461,980)	(340,142)
Total shareholders' equity	5,118,224	4,995,034
Total liabilities and shareholders' equity	$ 51,576,397	$ 52,173,596

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2024, 2023, and 2022

(in thousands, except per share amounts)	2024	2023	2022
INTEREST INCOME			
Interest and fees on loans and leases	$ 2,320,364	$ 2,113,615	$ 1,050,258
Interest and dividends on investment securities:			
Taxable	305,173	276,841	72,264
Exempt from federal income tax	27,515	24,109	5,351
Dividends	11,961	13,103	438
Interest on temporary investments and interest-bearing deposits	90,227	111,659	19,706
Total interest income	2,755,240	2,539,327	1,148,017
INTEREST EXPENSE			
Interest on deposits	802,806	461,654	48,195
Interest on securities sold under agreement to repurchase and federal funds purchased	4,873	3,923	997
Interest on borrowings	190,241	242,914	8,920
Interest on junior and other subordinated debentures	38,918	37,665	19,889
Total interest expense	1,036,838	746,156	78,001
Net interest income	1,718,402	1,793,171	1,070,016
PROVISION FOR CREDIT LOSSES	105,924	213,199	84,016
Net interest income after provision for credit losses	1,612,478	1,579,972	986,000
NON-INTEREST INCOME			
Service charges on deposits	71,517	65,525	48,365
Card-based fees	57,089	55,263	37,370
Financial services and trust revenue	20,208	13,471	90
Residential mortgage banking revenue, net	24,108	16,789	106,859
Gain on sale of debt securities, net	24	13	2
(Loss) gain on equity securities, net	(392)	2,300	(7,099)
(Loss) gain on loan and lease sales, net	(2,853)	4,414	6,696
Bank-owned life insurance income	18,760	15,624	8,253
Other income (loss)	22,505	30,528	(1,008)
Total non-interest income	210,966	203,927	199,528
NON-INTEREST EXPENSE			
Salaries and employee benefits	588,830	616,103	441,226
Occupancy and equipment, net	182,372	183,480	138,451
Communications	13,871	16,252	10,429
Marketing	11,036	11,399	6,540
Services	57,614	57,641	51,323
FDIC assessments	41,577	71,402	13,964
Intangible amortization	119,431	111,296	4,095
Merger and restructuring expense	23,713	171,659	17,356
Other expenses	66,250	73,468	51,566
Total non-interest expense	1,104,694	1,312,700	734,950
Income before provision for income taxes	718,750	471,199	450,578
Provision for income taxes	185,075	122,484	113,826
Net income	$ 533,675	$ 348,715	$ 336,752
Earnings per common share [1]:			
Basic	$2.56	$1.79	$2.60
Diluted	$2.55	$1.78	$2.60
Weighted average number of common shares outstanding [1]:			
Basic	208,463	195,304	129,277
Diluted	209,337	195,871	129,732

[1] Periods prior to February 28, 2023 were restated in 2023 as a result of the adjustment to common shares outstanding based on the exchange ratio from the Merger of 0.5958.

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2024, 2023, and 2022

(in thousands)		2024		2023		2022
Net income	$	533,675	$	348,715	$	336,752
Available for sale securities:						
Unrealized (losses) gains arising during the period		(150,783)		109,221		(548,193)
Income tax benefit (expense) related to unrealized (losses) gains		39,204		(28,411)		140,995
Reclassification adjustment for net realized gains in earnings		(24)		(13)		(2)
Income tax expense related to realized gains		6		3		1
Net change in unrealized (losses) gains for available for sale securities		(111,597)		80,800		(407,199)
Junior subordinated debentures, at fair value:						
Unrealized (losses) gains arising during the period		(14,812)		7,866		(28,842)
Income tax benefit (expense) related to unrealized (losses) gains		3,851		(2,045)		7,418
Net change in unrealized (losses) gains for junior subordinated debentures, at fair value		(10,961)		5,821		(21,424)
Pension plan liability adjustment:						
Amortization of unrecognized net actuarial loss included in net periodic pension cost		973		136		—
Income tax expense related to unrecognized actuarial loss		(253)		(35)		—
Net change in pension plan liability adjustment		720		101		—
Other comprehensive (loss) income, net of tax		(121,838)		86,722		(428,623)
Comprehensive income (loss)	$	411,837	$	435,437	$	(91,871)

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2024, 2023, and 2022

	Common Stock		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	
(in thousands, except shares)	Shares	Amount			Total
Balance at December 31, 2021	129,065,476	$ 3,444,849	$ (697,338)	$ 1,759	$ 2,749,270
Net income			336,752		336,752
Other comprehensive loss, net of tax				(428,623)	(428,623)
Stock-based compensation		9,753			9,753
Stock repurchased and retired	(120,380)	(4,163)			(4,163)
Issuances of common stock under stock plans	375,866	54			54
Cash dividends on common stock ($1.40 per share) [(1)]			(183,217)		(183,217)
Balance at December 31, 2022	129,320,962	$ 3,450,493	$ (543,803)	$ (426,864)	$ 2,479,826
Net income			348,715		348,715
Other comprehensive income, net of tax				86,722	86,722
Stock-based compensation		18,073			18,073
Stock repurchased and retired	(263,835)	(6,282)			(6,282)
Issuances of common stock under stock plans	605,988	—			—
Issuances of common stock under employee stock purchase plan	58,440	1,185			1,185
Stock issued in connection with the Merger	78,863,112	2,339,278			2,339,278
Cash dividends on common stock ($1.43 per share) [(1)]			(272,483)		(272,483)
Balance at December 31, 2023	208,584,667	$ 5,802,747	$ (467,571)	$ (340,142)	$ 4,995,034
Net income			533,675		533,675
Other comprehensive loss, net of tax				(121,838)	(121,838)
Stock-based compensation		20,426			20,426
Stock repurchased and retired	(285,355)	(5,715)			(5,715)
Issuances of common stock under stock plans	1,237,011	—			—
Cash dividends on common stock ($1.44 per share)			(303,358)		(303,358)
Balance at December 31, 2024	209,536,323	$ 5,817,458	$ (237,254)	$ (461,980)	$ 5,118,224

[(1)] Periods prior to February 28, 2023 were restated in 2023 as a result of the adjustment to common shares outstanding based on the exchange ratio from the Merger of 0.5958.

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024, 2023, and 2022

(in thousands)	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 533,675	$ 348,715	$ 336,752
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax expense	30,839	12,895	14,383
(Accretion) amortization of investment (discounts) premiums, net	(78,465)	(67,702)	6,601
Gain on sale of investment securities, net	(24)	(13)	(2)
Provision for credit losses	105,924	213,199	84,016
Change in cash surrender value of bank-owned life insurance	(19,083)	(15,962)	(8,353)
Depreciation, amortization and accretion	149,869	144,252	28,305
Gain on sale of premises and equipment	(2,908)	(31,472)	(2,747)
Additions to residential mortgage servicing rights carried at fair value	(6,452)	(5,347)	(24,137)
Change in fair value of residential mortgage servicing rights carried at fair value	7,337	23,816	(37,265)
Stock-based compensation	20,426	18,073	9,753
Net (increase) decrease in equity and other investments	(1,530)	(448)	1,156
Loss (gain) on equity securities, net	392	(2,300)	7,099
(Gain) loss on sale of loans and leases, net	(4,982)	(10,200)	1,953
Change in fair value of loans held for sale	(19)	341	10,670
Origination of loans held for sale	(563,918)	(441,568)	(1,839,466)
Proceeds from sales of loans held for sale	528,206	602,634	2,076,548
Change in other assets and liabilities:			
Net (increase) decrease in other assets	(38,088)	(24,163)	169,540
Net (decrease) increase in other liabilities	(2,333)	(94,910)	230,223
Net cash provided by operating activities	658,866	669,840	1,065,029
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment securities available for sale	(69,611)	(926,216)	(276,812)
Proceeds from investment securities available for sale	552,369	1,694,850	396,100
Purchases of restricted equity securities	(144,001)	(290,817)	(180,543)
Redemption of restricted equity securities	173,251	260,697	144,315
Net change in loans and leases	(516,630)	(1,335,189)	(3,744,493)
Proceeds from sales of loans and leases	145,680	748,264	148,978
Change in premises and equipment	(35,665)	40,688	(27,086)
Proceeds from bank-owned life insurance death benefits	5,804	4,799	4,339
Purchase of bank-owned life insurance	—	(28,243)	—
Proceeds from sale of mortgage servicing rights	—	57,305	—
Cash received in the Merger	—	274,587	—
Other	3,374	1,011	2,110
Net cash provided by (used in) investing activities	114,571	501,736	(3,533,092)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in deposit liabilities	113,712	(651,130)	470,945
Net decrease in federal funds purchased	—	(14,000)	—
Net decrease in securities sold under agreements to repurchase	(15,492)	(126,675)	(183,478)
Proceeds from borrowings	4,900,000	17,350,000	1,650,000
Repayment of borrowings	(5,750,000)	(16,586,522)	(750,000)
Net proceeds from issuance of common stock	—	1,185	54
Dividends paid on common stock	(300,221)	(270,261)	(182,273)
Repurchase and retirement of common stock	(5,715)	(6,282)	(4,163)
Net cash (used in) provided by financing activities	(1,057,716)	(303,685)	1,001,085
Net (decrease) increase in cash and cash equivalents	(284,279)	867,891	(1,466,978)
Cash and cash equivalents, beginning of period	2,162,534	1,294,643	2,761,621
Cash and cash equivalents, end of period	$ 1,878,255	$ 2,162,534	$ 1,294,643

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024, 2023, and 2022 (Continued)

(in thousands)		2024		2023		2022
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:						
Cash paid during the period for:						
Interest	$	1,077,870	$	692,991	$	71,209
Income taxes	$	101,476	$	138,910	$	71,804
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:						
Changes in unrealized gains and losses on investment securities available for sale, net of taxes	$	(111,597)	$	80,800	$	(407,199)
Changes in unrealized gains and losses on junior subordinated debentures carried at fair value, net of taxes	$	(10,961)	$	5,821	$	(21,424)
Transfer of loans to loans held for sale	$	—	$	118,085	$	—
Transfer of loans held for sale to loans held for investment	$	2,746	$	5,754	$	25,057
Acquisitions:						
Assets acquired	$	—	$	19,230,586	$	—
Liabilities assumed		—		(17,920,542)		—
Net assets acquired	$	—	$	1,310,044	$	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Nature of Operations-Columbia Banking System, Inc. is headquartered in Tacoma, Washington, and is engaged primarily in the business of commercial and consumer banking. The Company provides a broad range of banking and other financial services to corporate, institutional, small business, and individual customers through its wholly-owned banking subsidiary Umpqua Bank. The Bank has a wholly-owned subsidiary, Financial Pacific Leasing, Inc., which is a commercial equipment leasing company.

The Company and its subsidiaries are subject to regulation by certain federal and state agencies and undergo periodic examination by these regulatory agencies.

Basis of Financial Statement Presentation-On February 28, 2023, UHC merged with and into Columbia, with Columbia continuing as the surviving legal corporation. Promptly following the Merger, Columbia's wholly-owned bank subsidiary, Columbia State Bank, merged with and into UHC's wholly-owned bank subsidiary, Umpqua Bank, with Umpqua Bank as the surviving bank. Upon completion of the Merger, the combined company became Columbia Banking System, Inc. (together with its direct and indirect subsidiaries, "we," "us," "our," "Columbia" or the "Company"), which is a financial holding company with its wholly-owned banking subsidiary Umpqua Bank (the "Bank").

The Merger was accounted for as a reverse merger using the acquisition method of accounting; therefore, UHC was deemed the acquirer for financial reporting purposes, even though Columbia was the legal acquirer. The Merger was effectively an all-stock transaction and was accounted for as a business combination. Columbia's financial results for any periods ended prior to February 28, 2023, the Merger Date, reflect UHC results only on a standalone basis. Accordingly, Columbia's reported financial results for the three months ended March 31, 2023 reflect only UHC financial results through the closing of the Merger and may not be directly comparable to the prior or future reported periods. The number of shares issued and outstanding, earnings per share, additional paid-in capital, and all references to share quantities or metrics of Columbia have been retrospectively restated to reflect the equivalent number of shares issued in the Merger as the Merger was accounted for as a reverse acquisition using the acquisition method of accounting. Under the reverse acquisition method of accounting, the assets and liabilities of Columbia were recorded at their respective fair values as of February 28, 2023 ("historical Columbia"). Refer to Note 2 – *Business Combination* for additional information on this acquisition.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with prevailing practices within the banking and securities industries. In preparing such financial statements, management is required to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the ACL and goodwill.

Consolidation-The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and the Bank's wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has wholly-owned trusts that were formed to issue trust preferred securities and related common securities of the Trusts. The Company has not consolidated the accounts of the Trusts in its consolidated financial statements as they are considered to be variable interest entities for which the Company is not a primary beneficiary. As a result, the junior subordinated debentures issued by the Company to the Trusts are reflected on the Company's Consolidated Balance Sheets as junior subordinated debentures.

Subsequent events-The Company has evaluated events and transactions through the date that the consolidated financial statements were issued for potential recognition or disclosure.

Business Combinations-The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity recognizes the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes prevailing valuation techniques appropriate for the asset or liability being measured in determining these fair values. This method often involves estimates based on third-party valuations or internal valuations based on discounted cash flow analyses or other valuation techniques, all of which are inherently subjective. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. Assets acquired and liabilities assumed from contingencies must also be recognized at fair value if the fair value can be determined during the measurement period. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred. Fair values are subject to refinement over the measurement period, not to exceed one year after the closing date.

Cash and Cash Equivalents-Cash and cash equivalents include cash and due from banks and temporary investments which are interest-bearing balances due from other banks. Cash and cash equivalents generally have a maturity of 90 days or less at the time of purchase.

Equity and Other Securities-Equity and other securities are carried at fair value with realized and unrealized gains or losses recorded in non-interest income.

Investment Securities Available for Sale-Debt securities are classified as available for sale if the Company intends and has the ability to hold those securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a debt security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Securities available for sale are carried at fair value. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Unrealized holding gains or losses are included in other comprehensive income as a separate component of shareholders' equity, net of tax. When the fair value of an available-for-sale debt security falls below the amortized cost basis, it is evaluated to determine if any of the decline in value is attributable to credit loss. Decreases in fair value attributable to credit loss would be recorded directly to earnings with a corresponding ACL, limited by the amount that the fair value is less than the amortized cost basis. If the credit quality subsequently improves, the allowance would be reversed up to a maximum of the previously recorded credit losses. If the Company intends to sell an impaired available-for-sale debt security, or if it is more likely than not that the Company will be required to sell the security prior to recovering the amortized cost basis, the entire fair value adjustment would be immediately recognized in earnings with no corresponding ACL.

Loans Held for Sale-Loans held for sale represent residential mortgage loans intended to be sold in the secondary market and non-mortgage loans that management has an active plan to sell. The Company has elected to account for residential mortgage loans held for sale at fair value and non-mortgage loans at the lower of cost or fair value. Fair value is determined based on quoted secondary market prices for similar loans, including the implicit fair value of embedded servicing rights. The change in fair value of loans held for sale is primarily driven by changes in interest rates subsequent to loan funding, resulting in revaluation adjustments to the recorded fair value. The inputs used in the fair value measurements are considered Level 2 inputs. The use of the fair value option allows the change in the fair value of loans to more effectively offset the change in the fair value of derivative instruments that are used as economic hedges to loans held for sale. Loan origination fees and direct origination costs are recognized immediately in net income. Interest income on loans held for sale is included in interest income on the Consolidated Statements of Income and recognized when earned. Loans held for sale are placed on non-accrual in a manner consistent with loans held for investment. The Company recognizes the gain or loss on the sale of loans when the sales criteria for derecognition are met.

Loans and Leases-Loans are stated at the amount of unpaid principal, net of unearned income and any deferred fees or costs. All discounts and premiums are recognized over the contractual life of the loan as yield adjustments. Origination and commitment fees and direct loan origination costs for loans and leases held for investment are deferred and recognized as an adjustment to the yield over the life of the loans and leases. The recognition of these net deferred fees is accelerated at loan payoff, if earlier than the life of the loan.

Leases are recorded at the amount of minimum future lease payments receivable and estimated residual value of the leased equipment, net of unearned income and any deferred fees. Initial direct costs related to lease originations are deferred as part of the investment in direct financing leases and amortized over their term using the effective interest method. Unearned lease income is amortized over the lease term using the effective interest method.

Loans and leases purchased or acquired through business combinations without more-than-insignificant credit deterioration are recorded at their fair value at the acquisition date. However, loans and leases purchased with more-than-insignificant credit deterioration will be recorded with their applicable ACL to determine the amortized cost basis. The difference between the fair value and principal balance is recognized as an adjustment to the yield over the remaining life of the loan and lease. The Company periodically sells loans through either securitizations or individual loans sales from its portfolio to maintain a balanced and healthy loan portfolio, enhance liquidity, and manage credit risk.

Non-Accrual and Past Due Loans and Leases-Loans and leases are considered past due when the contractual amounts due with respect to principal and interest are not received within 30 days of the contractual due date. Loans are classified as non-accrual if the collection of principal and interest is doubtful. Generally, this occurs when a loan is past due beyond its maturity, principal payment, or interest payment due date by 90 days or more, unless such loans are well-secured and in the process of collection. Loans that are less than 90 days past due may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Generally, when a loan is classified as non-accrual, all uncollected accrued interest is reversed from interest income and the accrual of interest income is discontinued. In addition, any cash payments subsequently received are applied as a reduction of principal outstanding. In cases where the future collectability of the principal balance in full is expected, interest income may be recognized on a cash basis. A loan may be restored to accrual status when the borrower's financial condition improves so that full collection of future contractual payments is considered likely. For those loans placed on non-accrual status due to payment delinquency, return to accrual status will typically not occur until the borrower demonstrates repayment ability over a period of not less than six months.

Modifications to Borrowers Experiencing Financial Difficulty-A debtor is considered to be experiencing financial difficulty when there is significant doubt about the debtor's ability to make required payments on the debt or to get equivalent financing from another creditor at a market rate for similar debt. The Company may modify the contractual terms of loans and leases to a borrower experiencing financial difficulties as a way to mitigate loss, proactively work with borrowers in financial difficulty, or to comply with regulations regarding the treatment of certain bankruptcy filing and discharge situations.

Modifications to borrowers in financial difficulty may include term extensions, interest rate reductions, principal or interest forgiveness, an other-than-insignificant payment delay, or any combination of these. The Company closely monitors the performance of loans and leases that are modified for borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. Loans and leases are considered to be in payment default at 90 days or more days past due. Loans and leases with modifications to borrowers experiencing financial difficulty are subject to policies governing accrual/non-accrual evaluation consistent with all other loans of the same product types. As such, modifications to troubled borrowers may include loans remaining on non-accrual, moving to non-accrual, or continuing on accrual status, depending on the individual facts and circumstances.

Allowance for Credit Losses-ASC Topic 326 requires an expected loss model, which encompasses allowances for credit losses expected to be incurred over the contractual life of loans measured at amortized cost, including unfunded commitments. The estimate of current expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. To calculate the ACL, management uses models to estimate the PD and LGD for loans, utilizing inputs that include forecasted future economic conditions and specific macroeconomic variables relevant to each of the Bank's loan and lease portfolios. Moody's Analytics, a third party, supplies the historical and forward-looking macroeconomic data utilized in the models used to calculate the ACL.

The Company utilizes complex models to obtain reasonable and supportable forecasts. Most of the models calculate two predictive metrics: the PD and LGD. The PD measures the probability that a loan will default within a given time horizon and primarily measures the adequacy of the debtor's cash flow as the primary source of repayment of the loan or lease. The LGD is the expected loss which would be realized presuming a default has occurred and primarily measures the value of the collateral or other secondary sources of repayment related to the collateral. Acquired and newly originated loans and leases that have not been modeled receive a loss rate via an extrapolated rate methodology.

Historical loss experience is the starting point for estimating expected credit losses. Adjustments are made to historical loss experience to reflect differences in asset-specific risk characteristics, such as underwriting standards, portfolio mix or asset terms, and differences in economic conditions – both current conditions and reasonable and supportable forecasts. When the Company is not able to make or obtain reasonable and supportable forecasts for the entire life of the financial asset, it has estimated expected credit losses for the remaining life using an approach that reverts to historical credit loss information for the longer-term portion of the asset's life. The allowance related to the extrapolated population is based on loan segment, PD credit classification, and vintage year of the modeled loans and leases. A loss factor is calculated and applied to the non-modeled loans and leases.

In calculating the ACL, the Bank considered the financial and economic environment at the time of assessment and economic scenarios that differed in the levels of severity and sensitivity to the ACL results. At each measurement date, the Bank selects the scenario that reflects its view of future economic conditions and is determined to be the most probable outcome. All forecasts are updated for each variable where applicable and incorporated as relevant into the ACL calculation. Actual credit loss results and the timing thereof will differ from the estimate of credit losses, either in a strong economy or a recession, as the portfolio will change through time due to growth, risk mitigation actions and other factors. In addition, the scenarios used will differ and change through time as economic conditions change. Economic scenarios might not capture deterioration or improvement in the economy timely enough for the Bank to be able to adequately address the impact to the ACL.

The ACL is measured on a collective (pool) basis when similar characteristics exist. The Company has selected models at the portfolio level using a risk-based approach, with larger, more complex portfolios having more complex models. Except as noted below, the macroeconomic variables that are inputs to the models are reasonable and supportable over the life of the loans in that they reasonably project the key economic variables in the near term and then converge to a long-run equilibrium trend. These models produce reasonable and supportable estimates of loss over the life of the loans as the projected credit losses will also converge to a steady state in line with the variables applied.

The following provides credit quality indicators and risk elements most relevant in monitoring and measuring the ACL on loans for each of the loan portfolio segments identified:

- *Commercial Real Estate:* Non-owner occupied commercial real estate, multifamily, and commercial construction loans are analyzed using a model that uses four primary property variables: net operating income, property value, property type, and location. For PD estimation, the model simulates potential future paths of net operating income given commercial real estate market factors determined from macroeconomic and regional commercial real estate forecasts. Using the resulting expected debt service coverage ratios, together with predicted loan-to-values and other variables, the model estimates PD from the range of conditional possibilities. In addition, the model estimates maturity PD capturing refinance default risk to produce a total PD for the loan. The model estimates LGD, inclusive of principal loss and liquidation expenses, empirically using predicted loan-to-value as well as certain market and other factors. The LGD calculation also includes a separate maturity risk component. The primary economic drivers in the model are GDP growth, U.S. unemployment rate, and 10-Year Treasury yield. These economic drivers are translated into a forecast, provided by Moody's Analytics' REIS, of real estate metrics, such as rental rates, vacancies, and cap rates. The model produces PD and LGD on a quarter-by-quarter basis for the life of loan.

  The owner-occupied commercial real estate portfolio utilizes a top-down macroeconomic model using logistic regression. This model produces portfolio level quarterly net charge-off rates according to the macroeconomic scenario over a reasonable and supportable two-year forecast. The primary economic drivers for this model are commercial real estate price index and a five-state average unemployment rate. The model utilizes output reversion methodology, which after two years reverts on a straight-line basis over one year to the long run historical average net charge-off rate.

- *Commercial:* Non-homogeneous commercial loans and leases and residential development loans are analyzed in a multi-step process. An initial PD is estimated using a model driven by an obligor's selected financial statement ratios, together with cycle-adjusting information based on the obligor's state and industry. An initial LGD is derived separately based on collateral type using collateral value and a haircut to reflect the loss in liquidation. Another model then applies an auto-regression technique to the initial PD and LGD metrics to estimate the PD and LGD curves according to the macroeconomic scenario. The primary economic drivers in the model are GDP growth and commercial real estate price index.

The model for the homogeneous lease and equipment finance agreement portfolio uses lease and equipment finance agreement information, such as origination and performance, as well as macroeconomic variables to calculate PD and LGD values. The PD calculation is based on survival analysis while LGD is calculated using a two-step regression. The model calculates LGD using an estimate of the probability that a defaulted lease or equipment finance agreement will have a loss, and an estimate of the loss amount. The primary economic drivers for the model are U.S. unemployment rate, the 5-year treasury rate, value of construction put in place, consumer price index, and a home price growth index. The model produces PD and LGD curves at the lease or equipment finance agreement level for each month in the forecast horizon.

- *Residential:* The models for residential real estate and HELOCs utilize loan level variables, such as origination and performance, as well as macroeconomic variables to calculate PD and LGD. The U.S. unemployment rate and home price growth rate indexes are primary economic drivers in both the residential real estate and HELOC models. In addition, the prime rate is also a primary driver in the HELOC model. The models focus on establishing an empirical relationship between default probabilities and a set of loan-level, borrower, and macroeconomic credit risk drivers. The LGD calculation for residential real estate is based on an estimate of the probability that a defaulted loan will have a loss, and then an estimate of the loss amount. HELOCs utilize the same model using residential real estate LGD values to assign loans to cohorts based on FICO scores and loan age. The model produces PD and LGD curves at the loan level for each quarter in the forecast horizon.

- *Consumer:* Historical net charge-off information as well as economic assumptions are used to project loss rates for the Consumer segment.

Loans and leases that have not been included in the models based on portfolio type are assigned a loss rate through an extrapolation methodology. This methodology applies to certain loans acquired through mergers, newly originated loans and leases, and those lacking the detailed data required for the primary models. The extrapolation methodology involves calculating loss rates through the modeling process. These loss rates are determined based on the vintage year, credit classification, and reporting category of the loans and leases. The calculated loss factors are then applied to the excluded loans and leases and evaluated qualitatively to ensure reasonability and compliance with CECL.

Along with the quantitative factors, qualitative factors are also considered in determining the ACL. Qualitative factors are used to capture characteristics in the portfolio that impact expected credit losses but are not fully captured within the expected credit loss models. These factors may include adjustments for changes in policies, procedures, personnel, and unforeseen events affecting key inputs and assumptions within the Bank's expected credit loss models.

Loss factors from the models, prepayment speeds, and qualitative factors are input into the Company's CECL accounting application, which aggregates the information. The Company then uses two methods to calculate the current expected credit loss: 1) the DCF method, which is used for all loans except lines of credit and 2) the non-DCF method, which is used for lines of credit due to the difficulty of calculating an effective interest rate when lines have yet to be drawn on. The DCF method utilizes the effective interest rate of individual assets to discount the expected credit losses adjusted for prepayments. The difference in the net present value and the amortized cost of the asset will result in the required allowance. The non-DCF method uses the exposure at default, along with the expected credit losses adjusted for prepayments to calculate the required allowance.

Typically, loans in a non-accrual status will not have an ACL as they will be written down to their net realizable value or charged-off. However, the net realizable value for homogeneous leases and equipment finance agreements is determined by the LGD calculated by the CECL model and therefore leases and equipment finance agreements on non-accrual will have an ACL until they become 181 days past due, at which time they are charged-off. The Bank has elected to exclude accrued interest receivable from the measurement of its ACL given the well-defined non-accrual policies which results in timely reversal of outstanding interest through interest income.

Fluctuations in the allowance are reported in the Consolidated Statements of Income as a component of provision for credit losses. Loans are charged-off against the allowance when deemed uncollectible by management. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Bank has established an Allowance for Credit Losses Committee, which is responsible for, among other things, regularly reviewing the ACL methodology, including allowance levels, and ensuring that it is designed and applied in accordance with generally accepted accounting principles. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ACL and could possibly result in additional charges to the provision for credit losses.

*Collateral-Dependent Loan-*A loan or lease is considered collateral dependent when repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty. The Company's classification of CDLs includes: non-homogeneous non-accrual loans and leases; non-homogeneous loans and leases determined by individual credit review; homogeneous non-accrual leases and equipment finance agreements; and homogeneous real estate secured loans that have been charged down to net realizable value or the government guaranteed balance. Except for homogeneous leases and equipment finance agreements, the expected credit losses for CDLs will be measured using the fair value of the underlying collateral, adjusted for costs to sell when applicable, less the amortized cost basis of the financial asset. The Company may also use the loan's observable market price, if available. If the value of the CDL is determined to be less than the recorded amount of the loan, a charge-off will be taken. To determine the expected credit loss for homogeneous leases or equipment finance agreements, the LGD calculated by the CECL model will be utilized. When a homogeneous lease or equipment finance agreement becomes 181 days past due, it is fully charged-off.

*Reserve for Unfunded Commitments-*A RUC is maintained at a level that, in the opinion of management, is adequate to absorb expected losses associated with the Bank's commitment to lend funds under existing agreements, such as letters or lines of credit. The RUC calculation utilizes the ACLLL rates by segment, and utilization rates based on the economic expectations over the contractual life of the commitment adjusted for qualitative considerations, if necessary. The reserve is based on estimates and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and adjustments are reported in earnings in the periods in which they become known. Draws on unfunded commitments that are considered uncollectible at the time funds are advanced are charged to the allowance for credit losses on loans and leases. Provisions for unfunded commitment losses are added to the RUC, which is included in the other liabilities section of the Consolidated Balance Sheets.

*Restricted Equity Securities-*Restricted equity securities consists mostly of the Bank's investment in Federal Home Loan Bank of Des Moines stock that is carried at par value, which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on a specific percentage of total assets, with additional stock requirements based on use of FHLB products. The Bank may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

*Premises and Equipment-*Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is allocated over the estimated useful life of equipment, generally three to ten years, and premises, up to 39 years, on a straight-line or accelerated basis. Generally, leasehold improvements are amortized or accreted over the life of the related lease, or the life of the related asset, whichever is shorter. Expenditures for major renovations and betterments of the Company's premises and equipment are capitalized. The Company purchases, as well as internally develops and customizes, certain software to enhance or perform internal business functions. Software development costs incurred in the preliminary project stages are charged to non-interest expense. Costs associated with designing software configuration, installation, coding programs and testing systems are capitalized and amortized using the straight-line method over three to seven years. Implementation costs incurred for software that is part of a hosting arrangement are capitalized in other assets and amortized on a straight-line basis over the life of the contract. In addition to annual impairment reviews, management reviews long-lived assets anytime a change in circumstance indicates the carrying amount of these assets may not be recoverable.

*Operating Leases-*The Company leases branch locations, corporate office space, and equipment under non-cancelable leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The leases contain various provisions for increases in rental rates, based either on changes in the published Consumer Price Index or a predetermined escalation schedule. Substantially all of the leases provide the Company with one or more options to renew, with renewal terms that can extend the lease term from one to ten years or more. The exercise of lease renewal options is at management's sole discretion. The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company rents or subleases certain real estate to third parties. The Company's sublease portfolio consists of operating leases of mainly former branch locations or excess space in branch or corporate facilities. In addition to annual impairment reviews, management reviews right of use assets anytime a change in circumstances indicates the carrying amount of these assets may not be recoverable.

Operating Segments-Operating segments are components of a business for which separate financial information is available and regularly evaluated by the CODM to allocate resources and assess performance. The Company must report information about its operating segment in financial statements, including details about products and services, geographic activities, and major customers. The Company's CODM manages and evaluates financial performance on a company-wide basis. As such, the Company has determined it has one reportable segment.

Goodwill and Other Intangibles-Intangible assets are comprised of goodwill and other intangibles acquired in business combinations. Goodwill is not amortized but instead is periodically tested for impairment. The Company performs a goodwill impairment analysis on an annual basis as of October 31 or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is assessed for impairment at the reporting unit level either qualitatively or quantitatively. A significant amount of judgment is involved in determining if an indicator of impairment has occurred.

Intangible assets with definite useful lives are amortized to their estimated residual values over their respective estimated useful lives, and also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Amortization of intangible assets is included in non-interest expense on the Consolidated Statements of Income.

Mortgage Servicing Rights-The Company determines its classes of servicing assets based on the asset type being serviced along with the methods used to manage the risk inherent in the servicing assets, which includes the market inputs used to value servicing assets. Fair value adjustments encompass market-driven valuation changes and the runoff in value that occurs from the passage of time, which are separately disclosed. Under the fair value method, the MSR is carried in the balance sheet at fair value and the changes in fair value are reported in earnings under the caption residential mortgage banking revenue, net in the period in which the change occurs.

The expected life of the loans underlying the MSR can vary from management's estimates due to prepayments by borrowers, especially when rates change significantly. Prepayments outside of management's estimates would impact the recorded value of the residential MSR. The value of the MSR is also dependent upon the discount rate used in the model, which management reviews on an ongoing basis. An increase in the discount rate would reduce the value of the MSR.

Revenue Recognition-The Company's revenue within the contracts with customers guidance are presented within non-interest income and include service charges on deposits, card-based fees, merchant fee income, and financial services, brokerage revenue and trust revenue. These revenues are recognized when obligations under the terms of a contract with customers are satisfied. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. When the amount of consideration is variable, the Company will only recognize revenue to the extent that it is probable that the cumulative amount recognized will not be subject to a significant reversal in the future. Substantially all of the Company's contracts with customers have expected durations of one year or less and payments are typically due when or as the services are rendered or shortly thereafter. When third parties are involved in providing services to customers, the Company recognizes revenue on a gross basis when it has control over those services being provided to the customer; otherwise, revenue is recognized for the net amount of any fee or commission.

Revenue is segregated based on the nature of product and services offered as part of contractual arrangements. Revenue from contracts with customers is broadly segregated as follows:

- *Service charges on deposits* consist primarily of fees earned from deposit customers for account maintenance and transaction-based and overdraft services. Account maintenance fees consist primarily of account fees and analyzed account fees charged on deposit accounts on a monthly basis. The performance obligation is satisfied, and the fees are recognized on a monthly basis as the service period is completed. Transaction-based fees on deposit accounts are charged to deposit customers for specific services provided to the customer, such as non-sufficient funds fees, overdraft fees, and wire fees. The performance obligation is completed as the transaction occurs and the fees are recognized at the time each specific service is provided to the customer.

- *Card-based fees* are comprised of debit and credit card income, ATM fees, and merchant services income. Debit and credit card income is primarily comprised of interchange fees earned when the Bank's customers' debit and credit cards are processed through card payment networks. The performance obligation is satisfied, and the fees are earned when the cost of the transaction is charged to the cardholders' debit or credit card. Certain expenses and rebates directly related to the credit and debit card interchange contract are recorded on a net basis with the interchange income.

- *Financial services and trust revenue* consists of brokerage revenue related to third-party revenue share agreements for commissions on brokerage services and trust revenue from trust administration and investment management services. Brokerage revenue is recognized when cash payment is received by the third party based on the net revenues earned on the products and services purchased in the month prior. Trust revenue is recognized monthly and based on the portfolio values at the end of the prior month.

- *Other non-interest income* includes a variety of other revenue streams including residential mortgage banking, net revenue, security gains and losses, loan sales gain and losses, BOLI income revenue, swap revenue, treasury management, and miscellaneous consumer fees. These revenue streams are not in the scope of revenue from contracts with customers guidance. Revenue is recognized when, or as, the performance obligation is satisfied. Inherent variability in the transaction price is not recognized until the uncertainty affecting the variability is resolved.

Income Taxes-Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.

Deferred tax assets are recognized subject to management's judgment that realization is "more likely than not." Uncertain tax positions that meet the "more likely than not" recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the amount of benefit that management believes has a greater than 50% likelihood of realization upon settlement.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the DTA will or will not be realized. The Company's ultimate realization of the DTA is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the nature and amount of historical and projected future taxable income, the scheduled reversal of deferred tax assets and liabilities, and available tax planning strategies in making this assessment. The amount of deferred taxes recognized could be impacted by changes to any of these variables.

The Company earns Investment Tax Credits on certain equipment leases and uses the deferral method to account for these tax credits. Under this method, the Investment Tax Credits are recognized as a reduction of depreciation expense over the life of the asset.

Derivatives-The Bank enters into forward delivery contracts to sell residential mortgage loans or mortgage-backed securities to broker/dealers at specific prices and dates in order to hedge the interest rate risk in its portfolio of mortgage loans held for sale and its residential mortgage loan commitments. The commitments to originate mortgage loans held for sale and the related forward delivery contracts are considered derivatives. The Bank also executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are hedged by simultaneously entering into an offsetting interest rate swap that the Bank executes with a third party, such that the Bank minimizes its net risk exposure. The Bank also uses certain derivative financial instruments to offset changes in the value of its MSR. These derivatives consist primarily of interest rate futures and forward settling mortgage-backed securities. The Company considers all free-standing derivatives as economic hedges and recognizes these derivatives as either assets or liabilities in the balance sheet, and the Company requires measurement of those instruments at fair value through adjustments to current earnings. None of the Company's derivatives are designated as hedging instruments.

The fair value of the derivative residential mortgage loan commitments is estimated using the net present value of expected future cash flows. Assumptions used include pull-through rate assumption based on historical information, current mortgage interest rates, the stage of completion of the underlying application and underwriting process, direct origination costs yet to be incurred, the time remaining until the expiration of the derivative loan commitment, and the expected net future cash flows related to the associated servicing of the loan.

Stock-Based Compensation-The Company recognizes expense in its statement of income for the grant-date fair value of RSUs and RSAs issued over the requisite service period, which is generally the vesting period. Estimated forfeitures are included in the calculation of stock-based compensation expense, with actual forfeitures recognized as they occur.

RSAs and RSUs issued by the Company generally vest ratably over three years, with the related compensation expense recognized over this period. Certain performance-based awards are subject to performance-based and market-based vesting criteria, in addition to a requisite service period. These awards cliff vest based on the specified conditions at the end of three years, with compensation expense recognized over the service period to the extent the RSUs are expected to vest. Recipients of RSAs have voting rights, while recipients of RSUs do not. Unvested RSUs and RSAs accrue dividends, which are paid out upon vesting and issuance of common shares. The fair value of time-based and performance-based RSAs and RSUs is equal to the fair market value of the Company's common stock on the grant date. The fair value of market-based performance RSUs is estimated on the grant date using the Monte Carlo simulation model.

Earnings per Common Share-Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed in a similar manner, except that first the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares were issued using the treasury stock method. For all periods presented, unvested RSUs and RSAs are potentially dilutive instruments issued by the Company. Undistributed losses are not allocated to the unvested stock-based payment awards as the holders are not contractually obligated to share in the losses of the Company.

Fair Value Measurements-Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a three-level hierarchy for disclosure of assets and liabilities measured or disclosed at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls was determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Application of new accounting guidance

Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU No. 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*	The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments also update the disclosures for equity securities subject to contractual restrictions.	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023.	The Company adopted the guidance on January 1, 2024, using a prospective methodology, and it did not have a material impact on the Company's consolidated financial statements.
ASU No. 2023-02, *Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)*	The amendments in this ASU permit companies to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received and recognizes the net amortization and income tax credits and other income tax benefits in the statement of income as a component of income tax expense (benefit). The amendments also require that a reporting entity disclose certain information in annual and interim reporting periods that enable investors to understand the investments that generate income tax credits and other income tax benefits from a tax credit program.	Fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023.	The Company adopted the guidance on January 1, 2024, and it did not have a material impact on the Company's consolidated financial statements. Refer to Note 25 – *Income Taxes and Investment Tax Credits* for additional information.
ASU No. 2023-07, *Segment Reporting (Topic 280)*	The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The ASU requires that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU and all existing segment disclosures in Topic 280.	Fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024.	The Company adopted the guidance for the fiscal year beginning January 1, 2024 for annual reporting. The amendments for interim periods will be adopted in our fiscal year beginning January 1, 2025. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements. Refer to Note 26 – *Segment Reporting* for additional information.

Recent accounting pronouncements

Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU No. 2023-06, *Disclosure Improvements*	The amendments in this ASU modify the disclosure or presentation requirements of a variety of topics in the codification. The amendments align the requirements in the codification with the SEC's regulations.	Each amendment is effective on the date on which the SEC removes the related disclosure requirement from Regulation S-X or Regulation S-K, as applicable. For all entities within the scope of the affected codification subtopics, if, by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the associated amendment will be removed from the codification and will not become effective for any entities.	The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.
ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*	The amendments are intended to provide more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU requires annual disclosure of the rate reconciliation of specific categories as well as additional information related to the reconciliation of certain items that meet a quantitative threshold and further disaggregation of income taxes paid.	Annual periods beginning after December 15, 2024.	The Company expects the adoption of the standard to result in additional disaggregation in the income tax footnote disclosures.
ASU No. 2024-03 *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*	These amendments are aimed to enhance the transparency and usefulness of financial information by requiring entities to break down significant expense categories in the notes to the financial statements. The amendments focus on the disaggregation of income statement expenses and specifically address the need for more detailed disclosures about expense categories.	Fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted.	The Company is currently evaluating the impact of this ASU on the Company's consolidated financial statements.

Note 2 – Business Combination

On February 28, 2023, the Company completed the Merger and UHC merged with and into Columbia, with Columbia continuing as the surviving legal corporation. Promptly following the Merger, Columbia's wholly-owned bank subsidiary, Columbia State Bank, merged with and into UHC's wholly-owned bank subsidiary, Umpqua Bank, with Umpqua Bank surviving the Merger. Refer to Note 1 – *Summary of Significant Accounting Policies* under the Basis of Financial Statement Presentation for more information pertaining to the completed Merger.

The Merger was accounted for as a reverse merger using the acquisition method of accounting; therefore, UHC was deemed the acquirer for financial reporting purposes, even though Columbia was the legal acquirer. The Merger was an all-stock transaction and has been accounted for as a business combination. Pursuant to the Merger Agreement, on the Merger Date, each holder of UHC common stock received 0.5958 of a share (the "Exchange Ratio") of Columbia's common stock for each share of UHC common stock held. Each outstanding share of common stock of Columbia remained outstanding and was unaffected by the Merger. As of the Merger Date and following the exchange of UHC common stock for Columbia common stock, Columbia had approximately 208.2 million shares of common stock outstanding. On the Merger Date, the shares of UHC common stock, which previously traded under the ticker symbol "UMPQ" on Nasdaq, ceased trading on, and were delisted from, Nasdaq. Following the Merger, Columbia common stock continues to trade on Nasdaq with the ticker symbol of "COLB".

As the legal acquirer, Columbia issued approximately 129.4 million shares of Columbia common stock in connection with the Merger, which represented approximately 62.1% of the voting interests in Columbia upon completion of the Merger. The purchase price in a reverse acquisition is determined based on the number of equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse acquisition. Therefore, the first step in calculating the purchase price in the Merger is to determine the ownership of the combined company following the Merger.

The table below summarizes the ownership of the combined company, Columbia, following the Merger, as well as the market capitalization of the combined company using shares of Columbia and UHC common stock outstanding at February 28, 2023 and Columbia's closing price of $29.73 on February 28, 2023.

(in thousands)	Columbia Ownership and Market Value Table (Pro Forma)		
	Number of Columbia Outstanding Shares	Percentage Ownership	Market Value
Columbia shareholders	78,863	37.9 %	$ 2,344,600
UHC shareholders	129,378	62.1 %	3,846,408
Total	208,241	100.0 %	$ 6,191,008

Next, the hypothetical number of shares UHC would have to issue to give Columbia shareholders the same percentage ownership in the combined company is calculated in the table below (based on shares of UHC common stock outstanding at February 28, 2023):

(in thousands)	Hypothetical UHC Ownership	
	Number of UHC Outstanding Shares	Percentage Ownership
Columbia shareholders	132,365	37.9 %
UHC shareholders	217,150	62.1 %
Total	349,515	100.0 %

Finally, the purchase price for purposes of the transaction accounting adjustments is calculated based on the number of hypothetical shares of UHC common stock issued to Columbia shareholders, multiplied by the share price as demonstrated in the table below (amounts in thousands except per share data):

Number of hypothetical UHC common shares issued to Columbia shareholders		132,365
UHC market price per share as of February 28, 2023	$	17.66
Purchase price determination of hypothetical UHC shares issued to Columbia shareholders	$	2,337,567
Value of Columbia RSUs hypothetically converted to shares		1,646
Cash in lieu of fractional shares		65
Purchase price consideration	$	2,339,278

The following table provides the purchase price allocation as of the Merger Date and the assets acquired and liabilities assumed at their estimated fair value as of the Merger Date as recorded by the Company. The estimates of fair value were recorded based on initial valuations available at the Merger Date and further adjusted in the second quarter based on additional information. In many cases, the determination of fair value required management to make estimates about discount rates, expected future cash flows, market conditions and other future events that are highly subjective in nature. As of December 31, 2023, the Company finalized its valuation of all assets acquired and liabilities assumed in connection with the Merger.

(in thousands)		February 28, 2023
Purchase price consideration		
Total merger consideration		$ 2,339,278
Fair value of assets acquired:		
Cash and due from banks	$ 274,587	
Investment securities	6,226,102	
Loans held for sale	2,358	
Loans and leases	10,884,218	
Restricted equity securities	101,760	
Premises and equipment	203,270	
Other intangible assets	710,230	
Deferred tax asset	256,288	
Other assets	571,773	
Total assets acquired	$ 19,230,586	
Fair value of liabilities assumed:		
Deposits	$ 15,193,474	
Securities sold under agreements to repurchase	70,025	
Borrowings	2,294,360	
Junior and other subordinated debentures	20,310	
Other liabilities	342,373	
Total liabilities assumed	$ 17,920,542	
Net assets acquired		1,310,044
Goodwill		$ 1,029,234

In connection with the Merger, the Company recorded approximately $1.0 billion of goodwill. Goodwill represents the excess of the purchase price over the fair value of the assets acquired, net of fair value of liabilities assumed. None of the goodwill recognized was deductible for tax purposes. Information regarding the allocation of goodwill recorded as a result of the acquisition, as well as the carrying amounts and amortization of core deposit and other intangible assets, are provided in Note 9 – *Goodwill and Other Intangible Asset*s of the *Notes to Consolidated Financial Statements*.

The following is a description of the methods used to determine the fair values of significant assets and liabilities presented above.

Cash and due from banks: The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of these assets.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair value estimates are based on observable inputs including quoted market prices for similar instruments, quoted market prices that are not in an active market or other inputs that are observable in the market. In the absence of observable inputs, fair value is estimated based on pricing models and/or discounted cash flow methodologies.

Loans held for sale: The loans held for sale portfolio was recorded at fair value based on quotes or bids from third-party investors.

Loans and leases: A valuation of the loans held for investment portfolio was performed by a third party as of the Merger Date to assess the fair value. The loans held for investment portfolio was segmented into three groups, including performing PCD loans, non-performing PCD loans and non-PCD loans. The loans were further pooled based on loan type and risk rating bands. The loans were valued at the loan level using a discounted cash flow analysis. The analysis included projecting cash flows based on the contractual terms of the loans and the cash flows were adjusted to reflect credit loss expectations along with prepayments. Discount rates were developed based on the relative risk of the cash flows, taking into consideration the loan type, market rates as of the valuation date, recent originations in the portfolio, credit loss expectations, and liquidity expectations. Lastly, cash flows adjusted for credit loss expectations were discounted to present value and summed to arrive at the fair value of the loans.

The Company is required to record PCD assets, defined as a more-than-insignificant deterioration in credit quality since origination or issuance, at the purchase price plus the ACL expected at the time of acquisition. Under this method, there is no credit loss expense affecting net income on acquisition of PCD assets. Changes in estimates of expected credit losses after acquisition are recognized in subsequent periods as provision for credit losses (or recapture of credit losses) arises. Any non-credit discount or premium resulting from acquiring a pool of purchased financial assets with credit deterioration is allocated to each individual asset. At the acquisition date, the initial allowance for credit losses determined on a collective basis is allocated to individual assets to appropriately allocate any non-credit discount or premium. The non-credit discount or premium, after the adjustment for the ACL, is accreted to interest income using the interest method based on the effective interest rate determined after the adjustment for credit losses at the adoption date.

Of the $10.9 billion net loans acquired, $402.8 million were identified as PCD assets on the Merger Date. The following table provides a summary of these PCD loans at acquisition:

(in thousands)		February 28, 2023
Principal of PCD loans acquired	$	478,648
PCD ACL at acquisition		(26,492)
Non-credit discount on PCD loans		(49,337)
Fair value of PCD loans	$	402,819

Premises and equipment: The fair values of premises are based on a market approach, by obtaining third-party appraisals and broker opinions of value for land, office, and branch space.

Core deposit intangibles: Core deposit intangibles is a measure of certain core deposit products that are acquired in a business combination. The fair value of the core deposit intangibles stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding relative to an alternative source of funding. The fair value was estimated based on a discounted cash flow methodology that gave consideration to expected customer attrition rates, net maintenance cost of the deposit base, alternative cost of funds, and the interest costs associated with customer deposits. The intangible assets are being amortized over 10 years using the sum-of-years-digits, based upon the period over which estimated economic benefits are estimated to be received.

Deposits: The fair values used for the demand and savings deposits equal the amount payable on demand at the Merger Date. The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered to the contractual interest rates on such time deposits.

Borrowings: The fair values of long-term debt instruments are estimated based on quoted market prices for the instrument if available, or for similar instruments if not available, or by using discounted cash flow analyses, based on current incremental borrowing rates for similar types of instruments.

The Company's operating results for the year ended December 31, 2023 include the operating results of the acquired assets and assumed liabilities of historical Columbia subsequent to the Merger Date. Disclosure of the amount of historical Columbia's revenue and net income (excluding integration costs) included in the Consolidated Statements of Income is impracticable due to the integration of the operations and accounting for the Merger.

The following table shows the impact of the merger-related expenses for the periods indicated:

(in thousands)	Year Ended	
	December 31, 2024	December 31, 2023
Legal and professional	$ 375	$ 61,857
Personnel	9,436	38,265
Premises and equipment	1,027	45,374
Charitable contributions	—	20,000
Other	—	6,163
Total merger-related expenses	$ 10,838	$ 171,659

The following table presents unaudited pro forma information as if the Merger had occurred on January 1, 2022, which was the beginning of the last full fiscal year completed prior to the date of the Merger. The pro forma adjustments give effect to any change in interest income due to the accretion of the discount (premium) associated with the fair value adjustments to acquired loans and leases, any change in interest expense due to estimated premium amortization/discount accretion associated with the fair value adjustment to acquired interest-bearing deposits and long-term debt and the amortization of the core deposit intangible that would have resulted had the deposits been acquired as of January 1, 2022. The pro forma information is not indicative of what would have occurred had the Merger occurred as of the beginning of the year prior to the Merger Date. The pro forma amounts below do not reflect the Company's expectations as of the date of the pro forma information of further operating cost savings and other business synergies expected to be achieved, including revenue growth as a result of the Merger. As a result, actual amounts differed from the unaudited pro forma information presented.

(in thousands)	Unaudited Pro Forma for the Year Ended	
	December 31, 2023	December 31, 2022
Net interest income	$ 1,951,561	$ 2,056,167
Non-interest income	$ 237,764	$ 288,417
Net income [1]	$ 633,719	$ 550,727

[1] The 2023 pro forma net income excludes $199.7 million of merger-related costs, inclusive of historical Columbia merger-related costs, incurred in 2023 and the 2022 pro forma net income was adjusted to include these costs.

Branch divestitures: Prior to the Merger Date, historical Columbia was required to divest certain branches to satisfy regulatory requirements in connection with the Merger. In January 2023, Columbia completed the divestiture of three branches and certain related assets and deposit liabilities to First Northern Bank of Dixon, a wholly-owned subsidiary of First Northern Community Bancorp. In February 2023, Columbia completed the divestiture of another seven branches and certain related assets and deposit liabilities to 1st Security Bank of Washington, a wholly-owned subsidiary of FS Bancorp, Inc. The income and expense associated with the operation of these branches prior to being divested have been excluded from the unaudited pro forma information presented above.

Note 3 – Cash and Cash Equivalents

The Company had restricted cash included in cash and due from banks on the Consolidated Balance Sheets of $1.3 million and $4.2 million as of December 31, 2024 and 2023, respectively, relating mostly to collateral required on interest rate swaps as discussed in Note 17 – *Derivatives*. As of December 31, 2024 and 2023, there was $6.4 million and $900,000, respectively, in restricted cash included in cash and due from banks on the Consolidated Balance Sheets, relating to collateral requirements for derivatives for mortgage banking activities.

Note 4 – Investment Securities

The following tables present the amortized cost, unrealized gains, unrealized losses, and approximate fair values of debt securities as of the dates presented:

	December 31, 2024			
(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury and agencies	$ 1,495,542	$ 1,092	$ (73,847)	$ 1,422,787
Obligations of states and political subdivisions	1,055,535	2,779	(32,261)	1,026,053
Mortgage-backed securities and collateralized mortgage obligations	6,307,252	3,937	(485,414)	5,825,775
Total available for sale securities	$ 8,858,329	$ 7,808	$ (591,522)	$ 8,274,615
Held to maturity:				
Mortgage-backed securities and collateralized mortgage obligations	$ 2,101	$ 602	$ —	$ 2,703
Total held to maturity securities	$ 2,101	$ 602	$ —	$ 2,703

	December 31, 2023			
(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury and agencies	$ 1,551,074	$ 6,192	$ (78,874)	$ 1,478,392
Obligations of states and political subdivisions	1,073,264	20,451	(21,610)	1,072,105
Mortgage-backed securities and collateralized mortgage obligations	6,638,439	28,558	(387,624)	6,279,373
Total available for sale securities	$ 9,262,777	$ 55,201	$ (488,108)	$ 8,829,870
Held to maturity:				
Mortgage-backed securities and collateralized mortgage obligations	$ 2,300	$ 725	$ —	$ 3,025
Total held to maturity securities	$ 2,300	$ 725	$ —	$ 3,025

The Company elected to exclude accrued interest receivable from the amortized cost basis of debt securities disclosed throughout this note. Interest accrued on investment securities totaled $32.9 million and $34.1 million as of December 31, 2024 and December 31, 2023, respectively, and is included in other assets on the Consolidated Balance Sheets.

The following tables present debt securities that were in an unrealized loss position as of the dates presented, based on the length of time individual securities have been in an unrealized loss position:

	December 31, 2024					
	Less than 12 Months		12 Months or Longer		Total	
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:						
U.S. Treasury and agencies	$ 185,042	$ (2,770)	$ 794,521	$ (71,077)	$ 979,563	$ (73,847)
Obligations of states and political subdivisions	539,440	(8,036)	224,973	(24,225)	764,413	(32,261)
Mortgage-backed securities and collateralized mortgage obligations	3,398,609	(78,817)	1,830,720	(406,597)	5,229,329	(485,414)
Total temporarily impaired securities	$4,123,091	$ (89,623)	$2,850,214	$ (501,899)	$6,973,305	$ (591,522)

(in thousands)	December 31, 2023					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:						
U.S. Treasury and agencies	$ 99,898	$ (1,074)	$ 822,245	$ (77,800)	$ 922,143	$ (78,874)
Obligations of states and political subdivisions	103,256	(580)	169,231	(21,030)	272,487	(21,610)
Mortgage-backed securities and collateralized mortgage obligations	1,089,640	(10,355)	1,817,768	(377,269)	2,907,408	(387,624)
Total temporarily impaired securities	$1,292,794	$ (12,009)	$2,809,244	$ (476,099)	$4,102,038	$ (488,108)

The number of individual debt securities in an unrealized loss position in the tables above increased to 1,210 as of December 31, 2024, as compared to 600 at December 31, 2023. These unrealized losses on the debt securities held by the Company were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of these securities and are not due to the underlying credit of the issuers. Management monitors the published credit ratings of the issuers of the debt securities for material rating or outlook changes. As the decline in fair value of the debt securities is attributable to changes in interest rates or widening market spreads and not credit quality, these investments do not have an ACL as of December 31, 2024.

The following table presents the contractual maturities of debt securities as of December 31, 2024:

(in thousands)	Available For Sale		Held To Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 211,418	$ 211,457	$ —	$ —
Due after one year through five years	2,732,275	2,670,145	3	3
Due after five years through ten years	1,664,293	1,587,143	1	559
Due after ten years	4,250,343	3,805,870	2,097	2,141
Total debt securities	$ 8,858,329	$ 8,274,615	$ 2,101	$ 2,703

The following table presents, as of December 31, 2024, investment securities which were pledged to secure borrowings, public deposits, repurchase agreements, and for other purposes as permitted or required by law:

(in thousands)	Amortized Cost	Fair Value
To state and local governments to secure public deposits	$ 1,983,773	$ 1,790,034
To secure repurchase agreements	269,985	251,540
Other securities pledged	3,482,213	3,204,788
Total pledged securities	$ 5,735,971	$ 5,246,362

Note 5 – Loans and Leases

The following table presents the major types of loans and leases, net of deferred fees and costs, as of the dates presented:

(in thousands)	December 31, 2024	December 31, 2023
Commercial real estate		
Non-owner occupied term, net	$ 6,278,154	$ 6,482,940
Owner occupied term, net	5,270,294	5,195,605
Multifamily, net	5,804,364	5,704,734
Construction & development, net	1,983,213	1,747,302
Residential development, net	231,647	323,899
Commercial		
Term, net	5,537,618	5,536,765
Lines of credit & other, net	2,769,643	2,430,127
Leases & equipment finance, net	1,660,835	1,729,512
Residential		
Mortgage, net	5,933,352	6,157,166
Home equity loans & lines, net	2,031,653	1,938,166
Consumer & other, net	180,128	195,735
Total loans and leases, net of deferred fees and costs	$ 37,680,901	$ 37,441,951

The Company elected to exclude accrued interest receivable from the amortized cost basis of loans disclosed throughout this note. Interest accrued on loans totaled $148.0 million and $154.9 million as of December 31, 2024 and December 31, 2023, respectively, and is included in other assets on the Consolidated Balance Sheets. As of December 31, 2024, loans totaling $22.0 billion were pledged to secure borrowings and available lines of credit.

As of December 31, 2024 and December 31, 2023, the net deferred fees and costs were $62.0 million and $71.8 million, respectively. Originated loans are reported at the principal amount outstanding, net of unearned interest, deferred fees and costs, any partial charge-offs recorded, and interest applied to principal. Purchased loans are recorded at fair value at the date of purchase. The Company evaluates purchased loans for more-than-insignificant deterioration at the date of purchase. Purchased loans that have experienced more-than-insignificant deterioration from origination are considered PCD loans. All other purchased loans are considered non-PCD loans. Total loans and leases also include discounts on acquired loans of $439.0 million and $552.5 million as of December 31, 2024 and December 31, 2023, respectively. The outstanding contractual unpaid principal balance of PCD loans, excluding acquisition accounting adjustments, was $199.9 million and $331.9 million as of December 31, 2024 and December 31, 2023, respectively. The carrying balance of PCD loans was $178.5 million and $300.2 million as of December 31, 2024 and December 31, 2023, respectively.

The Bank, through its commercial equipment leasing subsidiary, FinPac, is a provider of commercial equipment leasing and financing. Direct finance leases are included within the leases and equipment finance segment within the loans and leases, net line item. These direct financing leases typically have terms of three to five years. Interest income recognized on these leases was $21.4 million for the year ended December 31, 2024, as compared to $18.8 million for both the years ended December 31, 2023 and 2022.

Residual values on leases are established at the time equipment is leased based on an estimate of the value of the leased equipment when the Company expects to dispose of the equipment, typically at the termination of the lease. An annual evaluation is also performed each fiscal year by an independent valuation specialist and equipment residuals are confirmed or adjusted in conjunction with such evaluation.

The following table presents the net investment in direct financing leases as of the dates presented:

(in thousands)	December 31, 2024	December 31, 2023
Minimum lease payments receivable	$ 365,125	$ 362,152
Estimated guaranteed & unguaranteed residual value	68,977	74,880
Initial direct costs - net of accumulated amortization	4,257	5,373
Unearned income	(52,830)	(48,433)
Net investment in direct financing leases	$ 385,529	$ 393,972

The following table presents the scheduled minimum lease payments receivable as of December 31, 2024:

(in thousands) Year	Amount
2025	$ 114,176
2026	92,988
2027	71,947
2028	46,924
2029	20,746
Thereafter	18,344
Total minimum lease payments receivable	$ 365,125

In the course of managing the loan and lease portfolio, at certain times, management may decide to sell pools of loans and leases. For the years ended December 31, 2024 and 2023, the Bank sold a total of $148.5 million and $743.9 million, respectively, in loans from its portfolio.

Note 6 – Allowance for Credit Losses

The ACL represents management's estimate of lifetime credit losses for assets within its scope, specifically loans and leases and unfunded commitments. Refer to Note 1 – *Summary of Significant Accounting Policies*, for a description of the ACL methodology.

At December 31, 2024, the ACL was $440.8 million, a decrease of 23.3 million from the December 31, 2023 balance of $464.1 million. The change in the total ACL reflects credit migration trends, changes in the economic assumptions, and a recalibration of the commercial CECL model in the first quarter of 2024. To calculate the ACL, management uses models to estimate PD and LGD for loans and leases, incorporating forecasted economic conditions and macroeconomic variables. The Bank considers the current financial environment and various economic scenarios, selecting the most probable scenario at each measurement date. Forecasts for each variable are updated and incorporated into the ACL calculation. Projected macroeconomic variables over the forecast period can materially impact the ACL, with projections becoming less certain over time.

The Bank opted to use the Moody's Analytics' November 2024 consensus economic forecast for estimating the ACL as of December 31, 2024. In the consensus scenario, the probability that the economy will perform better than this consensus is equal to the probability that it will perform worse and included the following variables:

	2025	2026	2027	2028
U.S. real GDP average annualized growth	2.0 %	2.0 %	2.0 %	2.0 %
U.S. unemployment rate average	4.4 %	4.2 %	4.2 %	4.1 %
Forecasted average federal funds rate	4.0 %	3.5 %	3.2 %	3.1 %

The Bank also uses an additional scenario with varying severity to assess ACL sensitivity and inform qualitative adjustments, keeping economic variables consistent. For this analysis, the Bank selected Moody's Analytics' November 2024 S2 scenario, which predicts a 75% probability of better economic performance and a 25% probability of worse performance. The scenario includes the following variables:

	2025	2026	2027	2028
U.S. real GDP average annualized growth	0.3 %	1.7 %	2.8 %	2.7 %
U.S. unemployment rate average	6.3 %	5.6 %	4.0 %	4.0 %
Forecasted average federal funds rate	3.2 %	2.0 %	2.3 %	3.0 %

The 2024 forecast is projecting higher GDP growth and unemployment rates with average federal funds rates trending lower. This is compared to the December 31, 2023 ACL calculation which used Moody's Analytics' November 2023 baseline economic forecast to forecast the variables used in the models. Management reviewed the results derived from the economic scenarios and subsequent changes to macroeconomic variables for sensitivity analysis, considering these factors when evaluating qualitative adjustments.

Along with the quantitative factors produced by the above models, management also considers prepayment speeds and qualitative factors when determining the ACL. As of December 31, 2024, the Company evaluated qualitative factors and applied upward adjustments to the quantitative results for the ACL, compared to the downward adjustments made as of December 31, 2023. The majority of the qualitative overlays in this period are focused on the commercial loan portfolio. This adjustment is designed to more closely align the portfolio with the S2 scenario, as previously discussed. These overlays account for potential economic uncertainties and sector-specific risks, ensuring that the portfolio remains resilient. Additionally, we have implemented further overlays specifically for the transportation segment of the lease portfolio. This measure is aimed at addressing the unique risks and challenges faced by this industry, such as fluctuating fuel prices, regulatory changes, and market demand variability. By incorporating these targeted overlays, we aim to enhance the accuracy and robustness of our risk management strategy, providing a more comprehensive and adaptive approach to potential economic shifts. While qualitative overlays are applied, approximately 91% of the allowance is driven by modeled results, as management determined that the models adequately reflect the significant changes in credit conditions and overall portfolio risk.

Management believes that the ACL was adequate as of December 31, 2024. There is, however, no assurance that future loan losses will not exceed the levels provided for in the ACL and could possibly result in additional charges to the provision for credit losses.

The following tables summarize activity related to the ACL by portfolio segment for the periods indicated:

	Year Ended December 31, 2024				
(in thousands)	Commercial Real Estate	Commercial	Residential	Consumer & Other	Total
Allowance for credit losses on loans and leases					
Balance, beginning of period	$ 125,888	$ 244,821	$ 62,004	$ 8,158	$ 440,871
Provision (recapture) for credit losses for loans and leases	31,250	94,773	(16,235)	3,176	112,964
Charge-offs	(3,681)	(139,218)	(1,956)	(6,339)	(151,194)
Recoveries	956	18,292	887	1,853	21,988
Net recoveries (charge-offs)	(2,725)	(120,926)	(1,069)	(4,486)	(129,206)
Balance, end of period	$ 154,413	$ 218,668	$ 44,700	$ 6,848	$ 424,629
Reserve for unfunded commitments					
Balance, beginning of period	$ 11,170	$ 7,841	$ 2,940	$ 1,257	$ 23,208
Recapture for credit losses on unfunded commitments	(5,238)	(906)	(856)	(40)	(7,040)
Balance, end of period	5,932	6,935	2,084	1,217	16,168
Total allowance for credit losses	$ 160,345	$ 225,603	$ 46,784	$ 8,065	$ 440,797

(in thousands)	Year Ended December 31, 2023				
	Commercial Real Estate	Commercial	Residential	Consumer & Other	Total
Allowance for credit losses on loans and leases					
Balance, beginning of period	$ 77,813	$ 167,135	$ 50,329	$ 5,858	$ 301,135
Initial ACL on PCD loans acquired during the period	8,736	17,204	454	98	26,492
Provision for credit losses for loans and leases [1]	39,809	153,460	10,645	6,065	209,979
Charge-offs	(803)	(109,862)	(547)	(5,762)	(116,974)
Recoveries	333	16,884	1,123	1,899	20,239
Net recoveries (charge-offs)	(470)	(92,978)	576	(3,863)	(96,735)
Balance, end of period	$ 125,888	$ 244,821	$ 62,004	$ 8,158	$ 440,871
Reserve for unfunded commitments					
Balance, beginning of period	$ 7,207	$ 3,049	$ 3,196	$ 769	$ 14,221
Initial ACL recorded for unfunded commitments acquired during the period	2,257	3,066	268	176	5,767
Provision (recapture) for credit losses on unfunded commitments	1,706	1,726	(524)	312	3,220
Balance, end of period	11,170	7,841	2,940	1,257	23,208
Total allowance for credit losses	$ 137,058	$ 252,662	$ 64,944	$ 9,415	$ 464,079

[1] Includes $88.4 million initial provision related to non-PCD loans acquired during the first quarter of 2023.

Asset Quality and Non-Performing Loans and Leases

The Bank manages asset quality and controls credit risk through diversification of the loan and lease portfolio and the application of policies designed to promote sound underwriting and loan and lease monitoring practices. The Bank's Credit Quality Administration department is charged with monitoring asset quality, establishing credit policies and procedures, and enforcing the consistent application of these policies and procedures across the Bank. Reviews of non-performing, past due loans and leases and larger credits, designed to identify potential charges to the allowance for credit losses, and to determine the adequacy of the allowance, are conducted on an ongoing basis. These reviews consider such factors as the financial strength of borrowers, the value of the applicable collateral, loan and lease loss experience, estimated loan and lease losses, growth in the loan and lease portfolio, prevailing economic conditions, and other factors.

Loans and Leases Past Due and Non-Accrual Loans and Leases

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. As of December 31, 2024 and 2023, loans and leases on non-accrual status with no related allowance was $3.6 million and $4.9 million, respectively, excluding collateral dependent loans and leases that have been written down to net realizable value without an associated ACL of $59.4 million and $36.7 million, respectively. The remaining balance of non-accrual loans are substantially covered by government guarantees. The Company recognized no interest income on non-accrual loans and leases during the years ended December 31, 2024 and 2023.

The following tables present the carrying value of the loans and leases past due, by loan and lease class, as of the dates presented:

(in thousands)	December 31, 2024						
	Greater than 30 to 59 Days Past Due	60 to 89 Days Past Due	90 Days or More and Accruing [2]	Total Past Due	Non-Accrual [2]	Current and Other	Total Loans and Leases
Commercial real estate							
Non-owner occupied term, net	$ 27,954	$ —	$ —	$ 27,954	$ 14,577	$ 6,235,623	$ 6,278,154
Owner occupied term, net	1,411	169	—	1,580	24,755	5,243,959	5,270,294
Multifamily, net	—	—	—	—	—	5,804,364	5,804,364
Construction & development, net	—	—	—	—	—	1,983,213	1,983,213
Residential development, net	—	—	—	—	—	231,647	231,647
Commercial							
Term, net	1,711	893	—	2,604	29,483	5,505,531	5,537,618
Lines of credit & other, net	5,345	5,523	206	11,074	6,666	2,751,903	2,769,643
Leases & equipment finance, net	15,318	17,117	4,478	36,913	20,997	1,602,925	1,660,835
Residential							
Mortgage, net [1]	—	17,844	61,228	79,072	—	5,854,280	5,933,352
Home equity loans & lines, net	5,348	5,369	6,691	17,408	—	2,014,245	2,031,653
Consumer & other, net	808	389	179	1,376	—	178,752	180,128
Total, net of deferred fees and costs	$ 57,895	$ 47,304	$ 72,782	$177,981	$ 96,478	$37,406,442	$37,680,901

[1] Includes government guaranteed mortgage loans that the Bank has the right but not the obligation to repurchase that are past due 90 days or more, totaling $2.4 million at December 31, 2024.

[2] Includes government guaranteed portion of $32.1 million and $41.5 million for 90 days or greater and non-accrual loans, respectively.

(in thousands)		Greater than 30 to 59 Days Past Due		60 to 89 Days Past Due		90 Days or More and Accruing [2]		Total Past Due		Non-Accrual [2]		Current and Other		Total Loans and Leases
						December 31, 2023								
Commercial real estate														
Non-owner occupied term, net	$	1,270	$	3,312	$	437	$	5,019	$	4,359	$	6,473,562	$	6,482,940
Owner occupied term, net		3,078		2,191		433		5,702		24,330		5,165,573		5,195,605
Multifamily, net		—		—		—		—		—		5,704,734		5,704,734
Construction & development, net		—		—		—		—		—		1,747,302		1,747,302
Residential development, net		—		—		—		—		—		323,899		323,899
Commercial														
Term, net		6,341		2,101		202		8,644		14,519		5,513,602		5,536,765
Lines of credit & other, net		1,647		1,137		66		2,850		2,760		2,424,517		2,430,127
Leases & equipment finance, net		22,217		24,178		7,965		54,360		28,403		1,646,749		1,729,512
Residential														
Mortgage, net [1]		282		9,410		26,331		36,023		—		6,121,143		6,157,166
Home equity loans & lines, net		4,401		2,373		3,782		10,556		—		1,927,610		1,938,166
Consumer & other, net		778		519		326		1,623		—		194,112		195,735
Total, net of deferred fees and costs	$	40,014	$	45,221	$	39,542	$	124,777	$	74,371	$	37,242,803	$	37,441,951

[1] Includes government guaranteed mortgage loans the Bank has the right but not the obligation to repurchase that are past due 90 days or more, totaling $1.0 million at December 31, 2023.

[2] Includes government guaranteed portion of $12.3 million and $19.3 million for 90 days or greater and non-accrual loans, respectively.

Collateral-Dependent Loans and Leases

Loans and leases are classified as collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following tables summarize the amortized cost basis of the collateral-dependent loans and leases by the type of collateral securing the assets as of the periods indicated:

(in thousands)		Residential Real Estate		Commercial Real Estate		General Business Assets		Other		Total
				December 31, 2024						
Commercial real estate										
Non-owner occupied term, net	$	—	$	13,116	$	—	$	—	$	13,116
Owner occupied term, net		—		20,198		—		—		20,198
Commercial										
Term, net		2,273		2,856		15,220		580		20,929
Line of credit & other, net		—		1,501		3,645		—		5,146
Leases & equipment finance, net		—		—		20,997		—		20,997
Residential										
Mortgage, net		79,440		—		—		—		79,440
Home equity loans & lines, net		2,391		—		—		—		2,391
Total, net of deferred fees and costs	$	84,104	$	37,671	$	39,862	$	580	$	162,217

(in thousands)	December 31, 2023				
	Residential Real Estate	Commercial Real Estate	General Business Assets	Other	Total
Commercial real estate					
Non-owner occupied term, net	$ —	$ 4,250	$ —	$ —	$ 4,250
Owner occupied term, net	—	22,076	—	—	22,076
Commercial					
Term, net	—	271	8,602	301	9,174
Line of credit & other, net	—	1,566	—	—	1,566
Leases & equipment finance, net	—	—	28,403	—	28,403
Residential					
Mortgage, net	55,381	—	—	—	55,381
Home equity loans & lines, net	2,740	—	—	—	2,740
Total, net of deferred fees and costs	$ 58,121	$ 28,163	$ 37,005	$ 301	$ 123,590

Loan and Lease Modifications Made to Borrowers Experiencing Financial Difficulty

The ACL on modified loans or leases is measured using the same credit loss estimation methods used to determine the ACL for all other loans and leases held for investment. These methods incorporate the post-modification loan or lease terms, as well as defaults and charge-offs associated with historical modified loans and leases.

The following tables present the amortized cost basis of loans and leases that were both experiencing financial difficulty and modified during the years ended December 31, 2024 and 2023, by class and type of modification. The percentage of the amortized cost basis of loans and leases that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below.

(in thousands)	Year Ended December 31, 2024							
	Interest Rate Reduction	Term Extension	Other - Than-Insignificant Payment Delay	Combo - Interest Rate Reduction and Term Extension	Combo - Term Extension and Other than Insignificant Payment Delay	Combo - Interest Rate Reduction and Other - Than-Insignificant Payment Delay	Total	% of total class of financing receivable
Commercial real estate								
Non-owner occupied term, net	$ —	$ 94	$ 7,293	$ —	$ —	$ —	$ 7,387	0.12 %
Owner occupied term, net	3,708	215	734	—	—	—	4,657	0.09 %
Construction & development, net	—	—	—	1,989	—	—	1,989	0.10 %
Commercial								
Term, net	—	4,210	3,913	370	—	2,572	11,065	0.20 %
Lines of credit & other, net	983	23,040	157	31,227	—	—	55,407	2.00 %
Leases & equipment finance, net	—	2,273	—	—	—	—	2,273	0.14 %
Residential								
Mortgage, net	—	7,606	18,981	1,011	340	—	27,938	0.47 %
Total modified loans and leases experiencing financial difficulty	$ 4,691	$ 37,438	$ 31,078	$ 34,597	$ 340	$ 2,572	$110,716	0.29 %

(in thousands)	Interest Rate Reduction	Term Extension	Other -Than-Insignificant Payment Delay	Combo - Term Extension and Other-than-Insignificant Payment Delay	Total	% of total class of financing receivable
Year Ended December 31, 2023						
Commercial real estate						
Non-owner occupied term, net	$ —	$ 32,461	$ —	$ —	$ 32,461	0.50 %
Owner occupied term, net	666	507	568	—	1,741	0.03 %
Commercial						
Term, net	377	4,409	—	—	4,786	0.09 %
Lines of credit & other, net	—	13,152	30,804	—	43,956	1.81 %
Leases & equipment finance, net	—	1,495	—	—	1,495	0.09 %
Residential						
Mortgage, net	—	562	46,012	7,101	53,675	0.87 %
Total modified loans and leases experiencing financial difficulty	$ 1,043	$ 52,586	$ 77,384	$ 7,101	$ 138,114	0.37 %

The following tables present the financial effect of loan modifications made to borrowers experiencing financial difficulty during the periods presented:

| | Year Ended December 31, 2024 | | |
| | Interest Rate Modification | Term Extension | Other-Than-Insignificant Payment Delay |
(dollars in thousands)	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension	Deferral Amount
Commercial real estate			
Non-owner occupied term, net	—	6 months	$ 2,048
Owner occupied term, net	3.71 %	2.9 years	$ 51
Construction & development, net	1.00 %	7 months	—
Commercial			
Term, net	2.52 %	11 months	$ 535
Lines of credit & other, net	7.59 %	9 months	$ 32
Leases & equipment finance, net	—	11 months	—
Residential			
Mortgage, net	7.54 %	7.0 years	$ 1,545

| | Year Ended December 31, 2023 | | |
| | Interest Rate Modification | Term Extension | Other-Than-Insignificant Payment Delay |
(dollars in thousands)	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension	Deferral Amount
Commercial real estate			
Non-owner occupied term, net	—	1.4 years	—
Owner occupied term, net	4.00 %	2 months	$ 22
Commercial			
Term, net	4.15 %	3 months	—
Lines of credit & other, net	—	11 months	$ 30,080
Leases & equipment finance, net	—	8 months	—
Residential			
Mortgage, net	—	11.9 years	$ 3,391

The Company closely monitors the performance of loans and leases that are modified for borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. Loans and leases are considered to be in payment default at 90 or more days past due. The following tables present the amortized cost basis of modified loans that, within twelve months of the modification date, experienced a subsequent default during the periods presented:

(in thousands)	Year Ended December 31, 2024						
	Interest Rate Reduction	Term Extension	Other-Than-Insignificant Payment Delay	Combination - Interest Rate Reduction and Term Extension	Combination - Term Extension and Other-than-Insignificant Payment Delay	Combination - Rate Reduction and Other-than-Insignificant Payment Delay	Total
Commercial real estate							
Non-owner occupied term, net	$ —	$ —	$ —	$ 1,305	$ —	$ —	$ 1,305
Owner occupied term, net	2,752	—	—	—	—	—	2,752
Commercial							
Term, net	—	—	—	—	—	1,459	1,459
Lines of credit & other, net	—	162	—	—	—	—	162
Leases & equipment finance, net	—	387	—	—	—	—	387
Residential							
Mortgage, net	—	1,396	9,903	—	1,805	—	13,104
Total loans and leases experiencing financial difficulty with a subsequent default	$ 2,752	$ 1,945	$ 9,903	$ 1,305	$ 1,805	$ 1,459	$ 19,169

(in thousands)	Year Ended December 31, 2023			
	Term Extension	Other-Than-Insignificant Payment Delay	Combination - Term Extension and Other-than-Insignificant Payment Delay	Total
Commercial				
Lines of credit & other, net	$ 1,422	$ —	$ —	$ 1,422
Leases & equipment finance, net	280	—	—	280
Residential				
Mortgage, net	—	977	1,033	2,010
Total loans and leases experiencing financial difficulty with a subsequent default	$ 1,702	$ 977	$ 1,033	$ 3,712

The following tables present an age analysis of loans and leases as of December 31, 2024 and December 31, 2023 that have been modified within the prior twelve months:

		December 31, 2024				
(in thousands)	Current	Greater than 30 to 59 Days Past Due	60 to 89 Days Past Due	90 Days or Greater Past Due	Nonaccrual	Total
Commercial real estate						
Non-owner occupied term, net	$ 7,387	$ —	$ —	$ —	$ —	$ 7,387
Owner occupied term, net	1,377	—	—	—	3,280	4,657
Construction & development, net	1,989	—	—	—	—	1,989
Commercial						
Term, net	6,197	—	—	—	4,868	11,065
Lines of credit & other, net	51,811	2,048	967	—	581	55,407
Leases & equipment finance, net	1,567	250	207	—	249	2,273
Residential						
Mortgage, net	21,688	—	1,782	4,468	—	27,938
Total loans and leases, net of deferred fees and costs	$ 92,016	$ 2,298	$ 2,956	$ 4,468	$ 8,978	$ 110,716

		December 31, 2023				
(in thousands)	Current	Greater than 30 to 59 Days Past Due	60 to 89 Days Past Due	90 Days or Greater Past Due	Nonaccrual	Total
Commercial real estate						
Non-owner occupied term, net	$ 30,338	$ —	$ 2,123	$ —	$ —	$ 32,461
Owner occupied term, net	1,075	—	—	—	666	1,741
Commercial						
Term, net	3,784	—	—	—	1,002	4,786
Lines of credit & other, net	42,263	—	—	—	1,693	43,956
Leases & equipment finance, net	915	181	119	179	101	1,495
Residential						
Mortgage, net	50,540	—	1,125	2,010	—	53,675
Total loans and leases, net of deferred fees and costs	$ 128,915	$ 181	$ 3,367	$ 2,189	$ 3,462	$ 138,114

Credit Quality Indicators

Management regularly reviews loans and leases in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading. The Bank differentiates its lending portfolios into homogeneous and non-homogeneous loans and leases. Homogeneous loans and leases are initially risk rated on a single risk rating scale based on the past due status of the loan or lease. Homogeneous loans and leases that have risk-based modifications or forbearances enter into an alternative elevated risk rating scale that freezes the elevated risk rating and requires six consecutive months of scheduled payments without delinquency before the loan or lease can return to the delinquency-based risk rating scale.

The Bank's risk rating methodology for its non-homogeneous loans and leases uses a dual risk rating approach to assess the credit risk. This approach uses two scales to provide a comprehensive assessment of credit default risk and recovery risk. The PD scale measures a borrower's credit default risk using risk ratings ranging from 1 to 16, where a higher rating represents higher risk. For non-homogeneous loans and leases, PD ratings of 1 through 9 are "pass" grades, while PD ratings of 10 and 11 are "watch" grades. PD ratings of 12-16 correspond to the regulatory-defined categories of special mention (12), substandard (13-14), doubtful (15), and loss (16). The loss given default scale measures the amount of loss that may not be recovered in the event of a default, using six alphabetic ratings from A-F, where a higher rating represents higher risk. The LGD scale quantifies recovery risk associated with an event of default and predicts the amount of loss that would be incurred on a loan or lease if a borrower were to experience a major default and includes variables that may be external to the borrower, such as industry, geographic location, and credit cycle stage. It could also include variables specific to the loan or lease, including collateral valuation, covenant structure and debt type. The product of the borrower's PD and a loan or lease LGD is the loan or lease expected loss, expressed as a percentage. This provides a common language of credit risk across different loans.

The PD scale estimates the likelihood that a borrower will experience a major default on any of its debt obligations within a specified time period. Examples of major defaults include payments 90 days or more past due, non-accrual classification, bankruptcy filing, or a full or partial charge-off of a loan or lease. As such, the PD scale represents the credit quality indicator for non-homogeneous loans and leases.

The credit quality indicator rating categories follow regulatory classification and can be generally described by the following groupings for loans and leases:

Pass/Watch—A pass loan or lease is a loan or lease with a credit risk level acceptable to the Bank for extending credit and maintaining normal credit monitoring. A watch loan or lease is considered pass rated but has a heightened level of unacceptable default risk due to an emerging risk element or declining performance trend. Watch ratings are expected to be temporary, with issues resolved or manifested to the extent that a higher or lower risk rating would be appropriate within a short period of time.

Special Mention—A special mention loan or lease has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. These borrowers have an elevated probability of default but not to the point of a substandard classification.

Substandard—A substandard loan or lease is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans and leases classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful—Loans or leases classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions, and values, highly questionable and improbable.

Loss—Loans or leases classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted.

The following tables present the amortized cost basis of the loans and leases by credit classification and vintage year by loan and lease class of financing receivable as of the dates presented:

(in thousands) December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving to Non-Revolving Loans Amortized Cost	Total
	2024	2023	2022	2021	2020	Prior			
Commercial real estate:									
Non-owner occupied term, net									
Credit quality indicator:									
Pass/Watch	$ 289,721	$ 564,176	$1,245,868	$1,132,014	$ 569,014	$2,289,045	$ 25,716	$ 12,497	$ 6,128,051
Special mention	—	—	9,346	600	463	21,191	—	—	31,600
Substandard	7,293	30,926	20,843	—	—	56,216	—	—	115,278
Doubtful	—	—	1,777	659	—	789	—	—	3,225
Total non-owner occupied term, net	$ 297,014	$ 595,102	$1,277,834	$1,133,273	$ 569,477	$2,367,241	$ 25,716	$ 12,497	$ 6,278,154
Current YTD period:									
Gross charge-offs	$ —	$ —	$ 148	$ —	$ —	$ 2,485	$ —	$ —	$ 2,633
Owner occupied term, net									
Credit quality indicator:									
Pass/Watch	$ 525,513	$ 499,386	$1,015,154	$ 867,081	$ 398,200	$1,639,484	$ 79,180	$ 5,262	$ 5,029,260
Special mention	271	957	23,245	80,611	17,748	38,637	1,920	—	163,389
Substandard	3,892	7,501	7,918	4,147	19,677	25,436	—	—	68,571
Doubtful	2,752	—	2,924	—	—	1,070	—	—	6,746
Loss	—	—	963	—	381	984	—	—	2,328
Total owner occupied term, net	$ 532,428	$ 507,844	$1,050,204	$ 951,839	$ 436,006	$1,705,611	$ 81,100	$ 5,262	$ 5,270,294
Current YTD period:									
Gross charge-offs	$ 365	$ —	$ 569	$ —	$ 22	$ 92	$ —	$ —	$ 1,048
Multifamily, net									
Credit quality indicator:									
Pass/Watch	$ 168,595	$ 253,543	$1,995,175	$1,634,388	$ 406,616	$1,224,660	$ 92,757	$ —	$ 5,775,734
Special mention	—	—	4,545	6,748	—	11,566	—	—	22,859
Substandard	—	—	2,738	1,613	—	1,420	—	—	5,771
Total multifamily, net	$ 168,595	$ 253,543	$2,002,458	$1,642,749	$ 406,616	$1,237,646	$ 92,757	$ —	$ 5,804,364
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction & development, net									
Credit quality indicator:									
Pass/Watch	$ 473,092	$ 503,923	$ 746,567	$ 129,065	$ 79,262	$ 18,988	$ 13,634	$ —	$ 1,964,531
Special mention	1,989	—	1,446	15,247	—	—	—	—	18,682
Total construction & development, net	$ 475,081	$ 503,923	$ 748,013	$ 144,312	$ 79,262	$ 18,988	$ 13,634	$ —	$ 1,983,213
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(in thousands) December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving to Non-Revolving Loans Amortized Cost	Total
	2024	2023	2022	2021	2020	Prior			
Residential development, net									
Credit quality indicator:									
Pass/Watch	$ 61,656	$ 6,327	$ 5,038	$ 493	$ 465	$ 594	$ 153,631	$ 3,443	$ 231,647
Total residential development, net	$ 61,656	$ 6,327	$ 5,038	$ 493	$ 465	$ 594	$ 153,631	$ 3,443	$ 231,647
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total commercial real estate	$1,534,774	$1,866,739	$5,083,547	$3,872,666	$1,491,826	$5,330,080	$ 366,838	$ 21,202	$19,567,672
Commercial:									
Term, net									
Credit quality indicator:									
Pass/Watch	$ 827,497	$ 650,426	$1,047,231	$ 789,076	$ 296,953	$ 618,886	$1,080,293	$ 20,922	$ 5,331,284
Special mention	1,505	48,317	25,893	7,942	—	13,527	36,978	—	134,162
Substandard	25,103	1,792	9,834	5,329	3,067	9,585	—	—	54,710
Doubtful	1,460	1,160	3,771	3,533	683	2,128	—	—	12,735
Loss	—	10	648	1,478	884	1,707	—	—	4,727
Total term, net	$ 855,565	$ 701,705	$1,087,377	$ 807,358	$ 301,587	$ 645,833	$1,117,271	$ 20,922	$ 5,537,618
Current YTD period:									
Gross charge-offs	$ 649	$ 2,976	$ 1,783	$ 876	$ 1,324	$ 1,138	$ 4,171	$ —	$ 12,917
Lines of credit & other, net									
Credit quality indicator:									
Pass/Watch	$ 99,104	$ 42,240	$ 54,923	$ 18,467	$ 8,841	$ 10,202	$2,381,689	$ 16,177	$ 2,631,643
Special mention	79	1,697	675	25	100	175	30,603	4,006	37,360
Substandard	34,404	1,789	1,248	—	—	101	53,491	8,607	99,640
Doubtful	162	—	—	—	—	—	204	290	656
Loss	—	—	191	—	—	—	—	153	344
Total lines of credit & other, net	$ 133,749	$ 45,726	$ 57,037	$ 18,492	$ 8,941	$ 10,478	$2,465,987	$ 29,233	$ 2,769,643
Current YTD period:									
Gross charge-offs	$ —	$ 758	$ 309	$ 241	$ 59	$ 563	$ 20,015	$ 3,512	$ 25,457
Leases & equipment finance, net									
Credit quality indicator:									
Pass/Watch	$ 603,191	$ 457,094	$ 295,712	$ 102,259	$ 32,338	$ 45,761	$ —	$ —	$ 1,536,355
Special mention	10,193	39,259	9,419	2,468	478	122	—	—	61,939
Substandard	4,738	8,518	9,044	3,104	875	523	—	—	26,802
Doubtful	3,878	10,055	13,532	4,659	1,289	338	—	—	33,751
Loss	463	795	571	111	24	24	—	—	1,988
Total leases & equipment finance, net	$ 622,463	$ 515,721	$ 328,278	$ 112,601	$ 35,004	$ 46,768	$ —	$ —	$ 1,660,835
Current YTD period:									
Gross charge-offs	$ 1,573	$ 22,851	$ 49,518	$ 18,771	$ 4,993	$ 3,138	$ —	$ —	$ 100,844
Total commercial	$1,611,777	$1,263,152	$1,472,692	$ 938,451	$ 345,532	$ 703,079	$3,583,258	$ 50,155	$ 9,968,096

(in thousands) December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving to Non-Revolving Loans Amortized Cost	Total
	2024	2023	2022	2021	2020	Prior			
Residential:									
Mortgage, net									
Credit quality indicator:									
Pass/Watch	$ 236,004	$ 231,936	$1,776,736	$2,097,433	$ 472,883	$1,041,655	$ —	$ —	$ 5,856,647
Special mention	1,782	2,536	2,245	2,838	910	7,534	—	—	17,845
Substandard	3,243	5,399	5,120	11,059	2,183	16,446	—	—	43,450
Loss	1,225	2,393	4,037	4,105	779	2,871	—	—	15,410
Total mortgage, net	$ 242,254	$ 242,264	$1,788,138	$2,115,435	$ 476,755	$1,068,506	$ —	$ —	$ 5,933,352
Current YTD period:									
Gross charge-offs	$ —	$ —	$ 491	$ 292	$ 314	$ 368	$ —	$ —	$ 1,465
Home equity loans & lines, net									
Credit quality indicator:									
Pass/Watch	$ 756	$ 870	$ 2,072	$ 1,374	$ 578	$ 37,625	$1,940,517	$ 30,453	$ 2,014,245
Special mention	—	—	136	—	—	838	8,261	1,483	10,718
Substandard	—	—	445	—	—	270	1,230	549	2,494
Loss	—	28	—	175	8	631	1,678	1,676	4,196
Total home equity loans & lines, net	$ 756	$ 898	$ 2,653	$ 1,549	$ 586	$ 39,364	$1,951,686	$ 34,161	$ 2,031,653
Current YTD period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 239	$ 252	$ —	$ 491
Total residential	$ 243,010	$ 243,162	$1,790,791	$2,116,984	$ 477,341	$1,107,870	$1,951,686	$ 34,161	$ 7,965,005
Consumer & other, net:									
Credit quality indicator:									
Pass/Watch	$ 21,691	$ 16,491	$ 10,122	$ 4,515	$ 3,041	$ 5,036	$ 117,045	$ 810	$ 178,751
Special mention	17	193	24	12	5	75	722	150	1,198
Substandard	11	12	10	—	—	25	87	34	179
Total consumer & other, net	$ 21,719	$ 16,696	$ 10,156	$ 4,527	$ 3,046	$ 5,136	$ 117,854	$ 994	$ 180,128
Current YTD period:									
Gross charge-offs	$ 87	$ 2,851	$ 104	$ 35	$ 1	$ 305	$ 2,060	$ 896	$ 6,339
Grand total	$3,411,280	$3,389,749	$8,357,186	$6,932,628	$2,317,745	$7,146,165	$6,019,636	$ 106,512	$37,680,901

(in thousands) December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving to Non-Revolving Loans Amortized Cost	Total
	2023	2022	2021	2020	2019	Prior			
Commercial real estate:									
Non-owner occupied term, net									
Credit quality indicator:									
Pass/Watch	$ 582,178	$1,307,143	$1,182,485	$ 615,021	$ 764,821	$1,832,231	$ 41,194	$ —	$ 6,325,073
Special mention	—	317	3,478	1,337	2,480	16,352	—	—	23,964
Substandard	32,461	749	—	1,090	35,214	64,304	—	—	133,818
Loss	—	—	—	—	—	85	—	—	85
Total non-owner occupied term, net	$ 614,639	$1,308,209	$1,185,963	$ 617,448	$ 802,515	$1,912,972	$ 41,194	$ —	$ 6,482,940
Prior Year End period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Owner occupied term, net									
Credit quality indicator:									
Pass/Watch	$ 532,482	$1,067,388	$ 972,130	$ 448,569	$ 581,616	$1,351,172	$ 67,063	$ —	$ 5,020,420
Special mention	1,575	5,950	6,175	4,945	14,610	15,513	1,932	—	50,700
Substandard	4,034	7,707	48,281	17,275	10,513	35,216	—	—	123,026
Doubtful	—	—	—	—	—	90	—	—	90
Loss	—	963	—	404	—	2	—	—	1,369
Total owner occupied term, net	$ 538,091	$1,082,008	$1,026,586	$ 471,193	$ 606,739	$1,401,993	$ 68,995	$ —	$ 5,195,605
Prior Year End period:									
Gross charge-offs	$ —	$ 16	$ —	$ —	$ —	$ 787	$ —	$ —	$ 803
Multifamily, net									
Credit quality indicator:									
Pass/Watch	$ 272,084	$1,982,075	$1,660,492	$ 400,280	$ 590,379	$ 745,705	$ 51,480	$ —	$ 5,702,495
Special mention	—	—	1,278	—	961	—	—	—	2,239
Total multifamily, net	$ 272,084	$1,982,075	$1,661,770	$ 400,280	$ 591,340	$ 745,705	$ 51,480	$ —	$ 5,704,734
Prior Year End period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction & development, net									
Credit quality indicator:									
Pass/Watch	$ 248,623	$ 716,207	$ 530,305	$ 186,680	$ 21,990	$ 10,738	$ 31,289	$ —	$ 1,745,832
Special mention	—	1,470	—	—	—	—	—	—	1,470
Total construction & development, net	$ 248,623	$ 717,677	$ 530,305	$ 186,680	$ 21,990	$ 10,738	$ 31,289	$ —	$ 1,747,302
Prior Year End period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential development, net									
Credit quality indicator:									
Pass/Watch	$ 90,241	$ 86,078	$ 22,271	$ —	$ —	$ 1,329	$ 116,490	$ 6,149	$ 322,558
Special mention	—	—	—	—	—	—	1,341	—	1,341
Total residential development, net	$ 90,241	$ 86,078	$ 22,271	$ —	$ —	$ 1,329	$ 117,831	$ 6,149	$ 323,899
Prior Year End period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total commercial real estate	$1,763,678	$5,176,047	$4,426,895	$1,675,601	$2,022,584	$4,072,737	$ 310,789	$ 6,149	$19,454,480

(in thousands) December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving to Non-Revolving Loans Amortized Cost	Total
	2023	2022	2021	2020	2019	Prior			
Commercial:									
Term, net									
Credit quality indicator:									
Pass/Watch	$ 835,662	$1,215,539	$ 933,970	$ 391,735	$ 271,974	$ 560,595	$1,097,630	$ 50,874	$ 5,357,979
Special mention	23,250	14,875	29,128	109	3,340	16,476	—	—	87,178
Substandard	2,911	13,862	13,981	3,068	7,385	7,859	31,399	4,139	84,604
Doubtful	—	1,329	335	796	197	699	—	—	3,356
Loss	—	415	—	648	51	2,534	—	—	3,648
Total term, net	$ 861,823	$1,246,020	$ 977,414	$ 396,356	$ 282,947	$ 588,163	$1,129,029	$ 55,013	$ 5,536,765
Prior Year End period:									
Gross charge-offs	$ 3,000	$ 1,418	$ —	$ 415	$ 389	$ 886	$ 44	$ 808	$ 6,960
Lines of credit & other, net									
Credit quality indicator:									
Pass/Watch	$ 105,360	$ 105,791	$ 58,441	$ 12,266	$ 10,927	$ 16,108	$1,922,115	$ 5,676	$ 2,236,684
Special mention	476	635	394	—	—	80	61,927	403	63,915
Substandard	7,807	4,161	—	—	—	593	83,304	32,509	128,374
Doubtful	—	—	—	—	—	—	48	211	259
Loss	—	693	200	—	1	1	—	—	895
Total lines of credit & other, net	$ 113,643	$ 111,280	$ 59,035	$ 12,266	$ 10,928	$ 16,782	$2,067,394	$ 38,799	$ 2,430,127
Prior Year End period:									
Gross charge-offs	$ 30	$ 168	$ —	$ 47	$ 144	$ 45	$ 1,058	$ 1,809	$ 3,301
Leases & equipment finance, net									
Credit quality indicator:									
Pass/Watch	$ 682,866	$ 501,867	$ 200,499	$ 92,402	$ 61,065	$ 33,908	$ —	$ —	$ 1,572,607
Special mention	46,806	15,962	6,182	1,688	7,224	77	—	—	77,939
Substandard	7,094	15,274	6,704	2,163	1,246	1,161	—	—	33,642
Doubtful	5,833	22,566	9,036	3,161	1,700	208	—	—	42,504
Loss	395	1,485	581	292	58	9	—	—	2,820
Total leases & equipment finance, net	$ 742,994	$ 557,154	$ 223,002	$ 99,706	$ 71,293	$ 35,363	$ —	$ —	$ 1,729,512
Prior Year End period:									
Gross charge-offs	$ 2,324	$ 47,116	$ 31,569	$ 9,111	$ 6,394	$ 3,087	$ —	$ —	$ 99,601
Total commercial	$1,718,460	$1,914,454	$1,259,451	$ 508,328	$ 365,168	$ 640,308	$3,196,423	$ 93,812	$ 9,696,404
Residential:									
Mortgage, net									
Credit quality indicator:									
Pass/Watch	$ 221,207	$1,845,395	$2,355,420	$ 521,177	$ 443,152	$ 735,801	$ —	$ —	$ 6,122,152
Special mention	1,125	916	1,737	651	1,156	4,109	—	—	9,694
Substandard	1,851	2,617	2,826	787	1,759	8,746	—	—	18,586
Loss	159	2,724	970	851	220	1,810	—	—	6,734
Total mortgage, net	$ 224,342	$1,851,652	$2,360,953	$ 523,466	$ 446,287	$ 750,466	$ —	$ —	$ 6,157,166
Prior Year End period:									
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 6	$ —	$ —	$ 6

(in thousands) December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving to Non-Revolving Loans Amortized Cost	Total
	2023	2022	2021	2020	2019	Prior			
Home equity loans & lines, net									
Credit quality indicator:									
Pass/Watch	$ 562	$ 1,242	$ 1,056	$ 100	$ 896	$ 35,677	$1,870,270	$ 17,807	$ 1,927,610
Special mention	—	—	—	—	114	378	5,052	1,230	6,774
Substandard	—	—	—	—	137	190	1,278	174	1,779
Loss	14	—	—	—	—	85	1,286	618	2,003
Total home equity loans & lines, net	$ 576	$ 1,242	$ 1,056	$ 100	$ 1,147	$ 36,330	$1,877,886	$ 19,829	$ 1,938,166
Prior Year End period:									
Gross charge-offs	$ —	$ —	$ 12	$ 29	$ —	$ 52	$ 448	$ —	$ 541
Total residential	$ 224,918	$1,852,894	$2,362,009	$ 523,566	$ 447,434	$ 786,796	$1,877,886	$ 19,829	$ 8,095,332
Consumer & other, net:									
Credit quality indicator:									
Pass/Watch	$ 39,977	$ 14,919	$ 7,132	$ 4,953	$ 3,441	$ 5,022	$ 118,125	$ 543	$ 194,112
Special mention	138	52	5	13	52	122	779	135	1,296
Substandard	—	—	—	—	3	1	251	63	318
Loss	—	—	—	—	—	7	2	—	9
Total consumer & other, net	$ 40,115	$ 14,971	$ 7,137	$ 4,966	$ 3,496	$ 5,152	$ 119,157	$ 741	$ 195,735
Prior Year End period:									
Gross charge-offs	$ 3,313	$ 132	$ 23	$ 20	$ 29	$ 288	$ 1,485	$ 472	$ 5,762
Grand total	$3,747,171	$8,958,366	$8,055,492	$2,712,461	$2,838,682	$5,504,993	$5,504,255	$ 120,531	$37,441,951

Note 7 – Premises and Equipment

The following table presents the major components of premises and equipment as of December 31, 2024 and 2023:

(in thousands)	December 31, 2024	December 31, 2023	Estimated useful life
Land	$ 90,977	$ 91,072	
Buildings and improvements	293,993	288,189	7 - 39 years
Furniture, fixtures, and equipment	141,378	140,241	4 - 20 years
Software	111,222	110,726	3 - 7 years
Construction in progress and other	42,373	24,094	
Total premises and equipment	679,943	654,322	
Less: Accumulated depreciation and amortization	(331,273)	(315,352)	
Premises and equipment, net	$ 348,670	$ 338,970	

During 2023, the Company recorded $203.3 million of premises and equipment associated with the Merger. Refer to Note 2 – *Business Combination* for more information pertaining to the completed Merger.

Depreciation and amortization expense totaled $28.0 million, $29.3 million, and $22.9 million for the years ended December 31, 2024, 2023, and 2022, respectively, and is included in occupancy and equipment, net on the Consolidated Statements of Income.

Note 8 – Leases

The Company leases branch locations, corporate office space, and equipment under non-cancelable operating leases. The following table presents the balance sheet information related to leases as of December 31, 2024 and 2023:

(in thousands) Leases	December 31, 2024	December 31, 2023
Operating lease right-of-use assets	$ 111,227	$ 115,811
Operating lease liabilities	$ 125,710	$ 130,576

The following table presents the weighted-average operating lease term and weighted-average discount rate as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (years)	5.8	6.1
Weighted-average discount rate	4.23%	4.08%

The following table presents the components of lease expense for the years ended December 31, 2024, 2023, and 2022:

(in thousands) Lease Costs	2024	2023	2022
Operating lease costs	$ 32,695	$ 36,378	$ 30,383
Short-term lease costs	838	1,367	421
Variable lease costs	29	13	26
Sublease income	(2,456)	(3,173)	(2,504)
Net lease costs	$ 31,106	$ 34,585	$ 28,326

The Company performs impairment assessments for ROU assets when events or changes in circumstances indicate that their carrying values may not be recoverable. For the year ended December 31, 2024, there were no ROU asset impairments recorded in other expenses. For the years ended December 31, 2023 and 2022 there were $2.6 million and $1.8 million, respectively, in ROU asset impairments recorded in other expenses. The impairments were due to the closures or consolidations of leased locations.

The following table presents the supplemental cash flow information related to leases for the years ended December 31, 2024, 2023, and 2022:

(in thousands) Cash Flows	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 32,883	$ 38,384	$ 30,420
Right of use assets obtained in exchange for new operating lease liabilities	$ 23,308	$ 73,252	$ 24,954

The following table presents the maturities of lease liabilities as of December 31, 2024:

(in thousands) Year	Operating Leases
2025	$ 33,805
2026	29,159
2027	22,118
2028	17,962
2029	13,285
Thereafter	26,769
Total lease payments	143,098
Less: imputed interest	(17,388)
Present value of lease liabilities	$ 125,710

Note 9 – Goodwill and Other Intangible Assets

The Company had $1.0 billion in goodwill as of December 31, 2024 and 2023, which represents the excess of the total acquisition price paid over the fair value of the assets acquired, net of fair value of liabilities assumed in connection with the Merger. The Company performed its annual impairment assessment as of October 31 and concluded that there was no impairment. As of December 31, 2024 and 2023, it was determined there were no events or circumstances which would more likely than not reduce the fair value of our reporting unit below its carrying amount.

Core deposit intangible assets values were determined based on the present value of the expected cost savings attributable to the core deposit funding relative to an alternative source of funding. The intangible assets are being amortized on an accelerated basis over a period of 10 years. No impairment losses have been recognized in the periods presented.

The following table summarizes other intangible assets as of the dates presented:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2024 [1]	$ 710,230	$ (225,982)	$ 484,248
December 31, 2023	$ 764,791	$ (161,112)	$ 603,679

[1] The current year period was adjusted to remove fully amortized amounts.

Amortization expense recognized on intangible assets was $119.4 million, $111.3 million, and $4.1 million for the years ended December 31, 2024, 2023, and 2022.

The table below presents the forecasted amortization expense for intangible assets as of December 31, 2024:

(in thousands) Year	Expected Amortization
2025	$ 105,458
2026	92,545
2027	79,632
2028	66,719
2029	53,805
Thereafter	86,089
Total intangible assets	$ 484,248

Note 10 – Residential Mortgage Servicing Rights

The Company measures its MSR asset at fair value with changes in fair value reported in residential mortgage banking revenue, net. The following table presents the changes in the Company's residential MSR for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	2024	2023	2022
Balance, beginning of period	$ 109,243	$ 185,017	$ 123,615
Additions for new MSR capitalized	6,452	5,347	24,137
Sale of MSR assets	—	(57,305)	—
Changes in fair value:			
Changes due to collection/realization of expected cash flows over time	(12,566)	(17,694)	(20,272)
Changes due to valuation inputs or assumptions [1]	5,229	(6,122)	57,537
Balance, end of period	$ 108,358	$ 109,243	$ 185,017

[1] The change in valuation inputs and assumptions principally reflect changes in discount rates and prepayment speeds, which are primarily affected by changes in interest rates.

Information related to the serviced loan portfolio as of the dates presented is as follows:

(dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Balance of loans serviced for others	$ 7,939,445	$ 8,175,664	$ 13,020,189
MSR as a percentage of serviced loans	1.36%	1.34%	1.42%

The amount of contractually specified servicing fees, late fees, and ancillary fees earned, which is recorded in residential mortgage banking revenue, were $23.9 million, $33.4 million, and $37.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

In 2023, the Company closed the sale of $57.3 million in residential mortgage servicing rights, which related to the non-relationship component of the serviced loan portfolio.

Key assumptions used in measuring the fair value of MSR as of December 31, 2024, 2023, and 2022 were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Constant prepayment rate	6.92%	6.78%	6.39%
Discount rate	10.23%	10.25%	10.06%
Weighted average life (years)	8.2	8.3	8.7

A sensitivity analysis of the current fair value to changes in discount and prepayment speed assumptions as of December 31, 2024, 2023, and 2022 is as follows:

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Constant prepayment rate			
Effect on fair value of a 10% adverse change	$ (2,747)	$ (2,858)	$ (4,870)
Effect on fair value of a 20% adverse change	$ (5,351)	$ (5,575)	$ (9,518)
Discount rate			
Effect on fair value of a 100 basis point adverse change	$ (4,565)	$ (4,620)	$ (8,229)
Effect on fair value of a 200 basis point adverse change	$ (8,789)	$ (8,888)	$ (15,807)

The sensitivity analysis presents the hypothetical effect on fair value of the MSR, due to the change in assumptions. The effect of such hypothetical change in assumptions generally cannot be extrapolated because the relationship of the change in an assumption to the change in fair value is not linear. Additionally, in the analysis, the impact of an adverse change in one assumption is calculated independent of any impact on other assumptions. In reality, changes in one assumption may change another assumption. The Company has entered into a fair value hedge by purchasing interest rate futures and forward settling mortgage-backed securities to hedge the interest rate risk of MSRs. Refer to Note 17 – *Derivatives* for further information.

Note 11 – Deposits

The following table presents the major types of deposits as of December 31, 2024 and 2023:

(in thousands)	December 31, 2024	December 31, 2023
Non-interest-bearing demand	$ 13,307,905	$ 14,256,452
Interest-bearing deposits:		
Interest-bearing demand	8,475,693	8,044,432
Money market	11,475,055	10,324,454
Savings	2,360,040	2,754,113
Time, greater than $250,000	1,201,887	1,034,094
Time, $250,000 or less	4,900,152	5,193,475
Total deposits	$ 41,720,732	$ 41,607,020

Approximately $6.0 billion in time deposits are scheduled to mature in 2025, including $2.4 billion in brokered time deposits. As of December 31, 2024, brokered time deposits had a weighted average interest rate of 4.57% compared to the weighted average interest rate on all other time deposits that mature in 2025 and thereafter of 3.79%. The following table presents the scheduled maturities of all time deposits as of December 31, 2024:

(in thousands) Year	Amount	Weighted Average Interest Rate
2025	$ 5,950,624	4.13 %
2026	121,177	1.64 %
2027	17,004	0.27 %
2028	5,719	0.12 %
2029	6,050	0.38 %
Thereafter	1,465	0.46 %
Total time deposits	$ 6,102,039	4.06 %

Note 12 – Securities Sold Under Agreements to Repurchase

The following table presents information regarding securities sold under agreements to repurchase as of December 31, 2024 and 2023:

(dollars in thousands)	Repurchase Amount	Weighted Average Interest Rate	Carrying Value of Underlying Assets	Market Value of Underlying Assets
December 31, 2024	$ 236,627	2.02 %	$ 251,540	$ 251,540
December 31, 2023	$ 252,119	2.38 %	$ 358,162	$ 358,162

The securities underlying agreements to repurchase entered into by the Bank are for the same securities originally sold, which are U.S. agencies, obligations of states and political subdivisions, mortgage-backed securities, and collateralized mortgage obligations, with a one-day maturity. In all cases, the Bank maintains control over the securities. Investment securities are pledged as collateral in an amount equal to or greater than the repurchase agreements.

The following table presents the average and maximum balances for the years ended December 31, 2024 and 2023:

(dollars in thousands)	2024	2023
Average balance during the period	$ 203,969	$ 267,688
Maximum month end balance during period	$ 249,087	$ 304,605

Note 13 – Borrowings

The Company had outstanding borrowings as of December 31, 2024 and 2023 with carrying values of $3.1 billion and $4.0 billion, respectively.

The following table presents selected information for FHLB and FRB advances for the years ended December 31, 2024 and 2023:

(dollars in thousands)	2024	2023
FHLB Advances		
Balance at end of period	$ 3,100,000	$ 3,750,000
Average balance during period	$ 2,430,874	$ 4,458,463
Maximum month end balance during period	$ 3,100,000	$ 6,400,000
Weighted average rate at December 31	5.0 %	5.6 %
Weighted average rate during period	5.2 %	5.3 %
FRB Borrowings		
Balance at end of period	$ —	$ 200,000
Average balance during period	$ 1,260,656	$ 31,918
Maximum month end balance during period	$ 1,550,000	$ 200,000
Weighted average rate at December 31	— %	4.8 %
Weighted average rate during period	4.8 %	4.8 %

The FHLB requires the Bank to maintain a required level of investment in FHLB and sufficient collateral to qualify for secured advances. The Bank has pledged as collateral for these secured advances all FHLB stock, all funds on deposit with the FHLB, investment and commercial real estate portfolios, accounts, general intangibles, equipment and other property in which a security interest can be granted by the Bank to the FHLB. Total value of loans and securities pledged to the FHLB were $19.2 billion as of December 31, 2024.

Prior to March 2024, the Bank had access to borrowings under the FRB BTFP, which was subject to certain collateral requirements, namely the amount of pledged investment securities. As of December 31, 2024, there were no securities pledged to the FRB, as compared to $1.4 billion pledged as of December 31, 2023 related to the FRB BTFP.

At December 31, 2024 and 2023, the Company had no outstanding federal funds purchased balances. The Bank had available lines of credit with the FHLB totaling $7.8 billion as of December 31, 2024, subject to certain collateral requirements. The Bank had available Discount Window line of credit with the Federal Reserve totaling $4.9 billion subject to certain collateral requirements, namely the amount of certain pledged loans and securities as of December 31, 2024. The Bank had uncommitted federal funds line of credit agreements with additional financial institutions totaling $600.0 million as of December 31, 2024. Availability of the lines is subject to federal funds balances available for loan and continued borrower eligibility and are reviewed and renewed periodically throughout the year. These lines are intended to support short-term liquidity needs, and the agreements may restrict consecutive day usage.

Note 14 – Junior and Other Subordinated Debentures

Following is information about the Company's wholly-owned Trusts as of December 31, 2024:

(dollars in thousands) Trust Name	Issue Date	Issued Amount	Carrying Value [1]	Rate [2]	Effective Rate [3]	Maturity Date
AT FAIR VALUE:						
Umpqua Statutory Trust II	October 2002	$ 20,619	$ 19,942	Floating rate, SOFR + 0.26161% plus 3.35%, adjusted quarterly	8.48 %	October 2032
Umpqua Statutory Trust III	October 2002	30,928	30,030	Floating rate, SOFR + 0.26161% plus 3.45%, adjusted quarterly	8.48 %	November 2032
Umpqua Statutory Trust IV	December 2003	10,310	9,638	Floating rate, SOFR + 0.26161% plus 2.85%, adjusted quarterly	8.31 %	January 2034
Umpqua Statutory Trust V	December 2003	10,310	9,480	Floating rate, SOFR + 0.26161% plus 2.85%, adjusted quarterly	8.11 %	March 2034
Umpqua Master Trust I	August 2007	41,238	32,370	Floating rate, SOFR + 0.26161% plus 1.35%, adjusted quarterly	7.61 %	September 2037
Umpqua Master Trust IB	September 2007	20,619	18,408	Floating rate, SOFR + 0.26161% plus 2.75%, adjusted quarterly	8.26 %	December 2037
Sterling Capital Trust III	April 2003	14,433	13,905	Floating rate, SOFR + 0.26161% plus 3.25%, adjusted quarterly	8.39 %	April 2033
Sterling Capital Trust IV	May 2003	10,310	9,788	Floating rate, SOFR + 0.26161% plus 3.15%, adjusted quarterly	8.36 %	May 2033
Sterling Capital Statutory Trust V	May 2003	20,619	19,559	Floating rate, SOFR + 0.26161% plus 3.25%, adjusted quarterly	8.26 %	June 2033
Sterling Capital Trust VI	June 2003	10,310	9,703	Floating rate, SOFR + 0.26161% plus 3.20%, adjusted quarterly	8.31 %	September 2033
Sterling Capital Trust VII	June 2006	56,702	45,972	Floating rate, SOFR + 0.26161% plus 1.53%, adjusted quarterly	7.58 %	June 2036
Sterling Capital Trust VIII	September 2006	51,547	41,928	Floating rate, SOFR + 0.26161% plus 1.63%, adjusted quarterly	7.68 %	December 2036
Sterling Capital Trust IX	July 2007	46,392	37,143	Floating rate, SOFR + 0.26161% plus 1.40%, adjusted quarterly	7.81 %	October 2037
Lynnwood Financial Statutory Trust I	March 2003	9,279	8,736	Floating rate, SOFR + 0.26161% plus 3.15%, adjusted quarterly	8.22 %	March 2033
Lynnwood Financial Statutory Trust II	June 2005	10,310	8,660	Floating rate, SOFR + 0.26161% plus 1.80%, adjusted quarterly	7.64 %	June 2035
Klamath First Capital Trust I	July 2001	15,464	15,633	Floating rate, SOFR + 0.42826% plus 3.75%, adjusted semiannually	9.16 %	July 2031
Total junior subordinated debentures, at fair value		379,390	330,895			
AT AMORTIZED COST:						
Humboldt Bancorp Statutory Trust II	December 2001	10,310	10,681	Floating rate, SOFR + 0.26161% plus 3.60%, adjusted quarterly	7.42 %	December 2031
Humboldt Bancorp Statutory Trust III	September 2003	27,836	28,911	Floating rate, SOFR + 0.26161% plus 2.95%, adjusted quarterly	6.83 %	September 2033
CIB Capital Trust	November 2002	10,310	10,650	Floating rate, SOFR + 0.26161% plus 3.45%, adjusted quarterly	7.56 %	November 2032
Western Sierra Statutory Trust I	July 2001	6,186	6,186	Floating rate, SOFR + 0.26161% plus 3.58%, adjusted quarterly	8.43 %	July 2031
Western Sierra Statutory Trust II	December 2001	10,310	10,310	Floating rate, SOFR + 0.26161% plus 3.60%, adjusted quarterly	8.21 %	December 2031
Western Sierra Statutory Trust III	September 2003	10,310	10,310	Floating rate, SOFR + 0.26161% plus 2.90%, adjusted quarterly	7.82 %	September 2033
Western Sierra Statutory Trust IV	September 2003	10,310	10,310	Floating rate, SOFR + 0.26161% plus 2.90%, adjusted quarterly	7.82 %	September 2033
Bank of Commerce Holdings Trust II	July 2005	10,310	10,310	Floating rate, SOFR + 0.26161% plus 1.58%, adjusted quarterly	6.20 %	September 2035
Total junior subordinated debentures, at amortized cost		95,882	97,668			
Total junior subordinated debentures		$ 475,272	$ 428,563			

[1] Includes acquisition accounting adjustments, net of accumulated amortization, for junior subordinated debentures assumed in connection with previous mergers as well as fair value adjustments related to trusts recorded at fair value.
[2] Contractual interest rate of junior subordinated debentures.
[3] Effective interest rate based upon the carrying value as of December 31, 2024.

As of December 31, 2024 and 2023, the Company had $10.0 million in aggregate principal amount of fixed-to-floating rate subordinated debentures. Interest on the subordinated debentures is paid at a variable rate equal to the sum of forward term SOFR, the statutorily prescribed tenor spread adjustment plus 5.26%, payable quarterly until the maturity date of December 10, 2025.

The Company's wholly-owned trusts were formed to issue trust preferred securities and related common securities of the Trusts. The Company has not consolidated the accounts of the Trusts in its consolidated financial statements as they are considered to be variable interest entities for which the Company is not a primary beneficiary. As a result, the junior subordinated debentures issued by the Company to the Trusts are reflected on the Company's Consolidated Balance Sheet as junior subordinated debentures. The Trusts are reflected as junior subordinated debentures, either at fair value or at amortized cost. The common stock issued by the Trusts is recorded in other assets and totaled $14.3 million as of both December 31, 2024 and 2023. As of December 31, 2024, all of the junior subordinated debentures were redeemable at par, at their applicable quarterly or semiannual interest payment dates.

The Company selected the fair value measurement option for junior subordinated debentures originally issued by UHC prior to the Merger (the Umpqua Statutory Trusts) and for junior subordinated debentures acquired by UHC from Sterling Financial Corporation prior to the Merger. The fair value of the junior subordinated debentures increased during the year due to movements in the spot curve and forward rates. A loss of $14.8 million for the year ended December 31, 2024, as compared to a gain of $7.9 million for the year ended December 31, 2023, was recorded in other comprehensive income.

Note 15 – Employee Benefit Plans

Employee Savings Plan

Substantially all of the Company's employees are eligible to participate in the Umpqua Bank 401(k) and Profit Sharing Plan, a defined contribution and profit sharing plan sponsored by the Company. Employees may elect to contribute a portion of their salary to the plan in accordance with Section 401(k) of the Internal Revenue Code. At the discretion of the Board of Directors, the Company may make matching and/or profit sharing contributions based on profits of the Bank. The Company's contributions charged to expense amounted to $13.6 million, $20.9 million, and $10.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Employee Stock Purchase Plan

The Company maintains an ESPP in which substantially all of the Company's employees are eligible to participate. The ESPP provides participants the opportunity to purchase common stock of the Company at a discounted price. Under the ESPP, participants purchase common stock of the Company for 90% of the lowest price on either the first or last day in the look-back period of six months. In 2024, the ESPP had a single offering period from July 1st to December 31st, with no purchases completed during 2024. At December 31, 2024, there were 877,000 shares available for purchase under the ESPP, 78,000 shares were purchased in January 2025 for $1.4 million, following the closing of the July 1st to December 31st 2024 offering period. In 2023, historical Columbia employees participated in the ESPP for the period from January 1st to June 30th of 2023 and purchased 58,000 shares for $1.2 million.

Supplemental Retirement/Deferred Compensation Plans

The Company has established a Supplemental Retirement & Deferred Compensation Plan (SRP/DCP), a nonqualified deferred compensation plan designed to supplement the retirement income of certain highly compensated executives selected by resolution of the Board. The SRP/DCP has two components: a supplemental retirement plan and a deferred compensation plan. The Company may make discretionary contributions to the SRP. The SRP balances as of December 31, 2024, and 2023 were $536,000 and $517,000, respectively, and are recorded in other liabilities on the Consolidated Balance Sheets. Under the DCP, eligible officers may elect to defer up to 50% of their salary into a plan account. The DCP balance was $14.1 million and $13.1 million as of December 31, 2024, and 2023, respectively. Additionally, the Company has established an SRP for a former CEO. The balance for this plan was $7.8 million and $8.2 million as of December 31, 2024 and 2023, respectively. In connection with the closing of the Merger, the Company established a deferred compensation plan for certain executives. The balances for this plan were $11.6 million and $8.5 million as of December 31, 2024, and 2023, respectively.

Supplemental Executive Retirement Plan

In connection with the Merger, the Company assumed a SERP, which is unsecured and unfunded with no program assets. The SERP's projected benefit obligation, representing the vested net present value of future payments to individuals under the plan, is accrued over the estimated remaining term of employment of the participants and was determined by actuarial valuation using a discount rate of 5.60% for 2024 and 5.02% for 2023. Additional assumptions and features of the plan include a normal retirement age of 65 and a 2% annual cost of living benefit adjustment. The projected benefit obligation of $18.0 million for 2024 and $18.8 million for 2023 is included in other liabilities on the Consolidated Balance Sheets.

Acquired Plans

In connection with prior acquisitions, the Bank assumed liability for certain salary continuation, supplemental retirement, and deferred compensation plans for key employees, retired employees, and directors of acquired institutions. No additional contributions have been made to these plans since the effective date of the acquisitions. These unfunded plans provide for the payment of a specified amount on a monthly basis for a specified period (generally 10 to 20 years) after retirement. In the event of a participant employee's death prior to or during retirement, the Bank may be obligated to pay the designated beneficiary the benefits outlined in the plans. As of December 31, 2024 and 2023, liabilities recorded for the estimated present value of future plan benefits totaled $47.2 million and $49.0 million, respectively, and are recorded in other liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2024, 2023, and 2022, expense recorded for these benefits totaled $4.1 million, $4.8 million, and $1.5 million, respectively.

Rabbi Trusts

The Bank has established irrevocable rabbi trusts for the SRP/DCP plan and sponsors similar trusts for certain deferred compensation plans assumed from prior mergers. The trust assets, generally trading assets, are consolidated in the Company's balance sheets with the associated liabilities, equal to the asset balances, included in other liabilities on the Consolidated Balance Sheets. As of December 31, 2024, and 2023, the asset and liability balances related to these trusts were $15.9 million and $13.7 million, respectively.

Bank-Owned Life Insurance

The Bank has purchased, or acquired through mergers, life insurance policies in connection with certain executive supplemental income, salary continuation and deferred compensation retirement plans. These policies, for which the Bank is the owner and sole or partial beneficiary, provide protection against the adverse financial effects of a key employee's death and offer tax-exempt income to offset plan expenses. As of December 31, 2024, and 2023, the cash surrender value of these policies was $693.8 million and $680.9 million, respectively. Additionally, as of December 31, 2024, and 2023, the Bank had liabilities for post-retirement benefits payable to other partial beneficiaries under some of these life insurance policies of $6.2 million and $6.3 million, respectively. The Bank is exposed to credit risk if an insurance company cannot fulfill its financial obligations under a policy. To mitigate this risk, the Bank uses a variety of insurance companies and regularly monitors their financial condition.

Note 16 – Commitments and Contingencies and Related-Party Transactions

Financial Instruments with Off-Balance-Sheet Risk — The Company's financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of the Bank's business and involve elements of credit, liquidity, and interest rate risk.

The following table presents a summary of the Bank's commitments and contingent liabilities:

(in thousands)	December 31, 2024	December 31, 2023
Commitments to extend credit	$ 10,077,780	$ 11,278,324
Forward sales commitments	$ 76,535	$ 39,500
Commitments to originate residential mortgage loans held for sale	$ 46,208	$ 20,588
Standby letters of credit	$ 216,422	$ 212,525

The Bank is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These instruments involve elements of credit and interest-rate risk similar to the risk involved in on-balance sheet items. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any covenant or condition established in the applicable contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. While most standby letters of credit are not utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include cash, accounts receivable, inventory, premises and equipment and income-producing commercial properties.

Standby letters of credit and written financial guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including international trade finance, commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary. There were no financial guarantees in connection with standby letters of credit that the Bank was required to perform on during the years ended December 31, 2024 and 2023. As of December 31, 2024, approximately $183.3 million of standby letters of credit expire within one year, and $33.1 million expire thereafter. During the years ended December 31, 2024 and 2023, the Bank recorded approximately $2.9 million and $2.5 million, respectively, in fees associated with standby letters of credit.

Residential mortgage loans sold into the secondary market are sold with limited recourse against the Company, meaning that the Company may be obligated to repurchase or otherwise reimburse the investor for incurred losses on any loans that suffer an early payment default, are not underwritten in accordance with investor guidelines or are determined to have pre-closing borrower misrepresentations.

Legal Proceedings and Regulatory Matters—The Company is subject to litigation in court and arbitral proceedings, as well as proceedings, investigations, examinations, and other actions brought or considered by governmental and self-regulatory agencies. The Company is party to various pending and threatened claims and legal proceedings arising in the normal course of business activities, some of which involve claims for substantial or uncertain amounts.

In September 2023, 34 related entities (the "iCap Entities") that maintained their primary deposit accounts with the Bank filed jointly-administered Chapter 11 bankruptcies in the United States Bankruptcy Court for the Eastern District of Washington. The Bank was served with a request for production of account records and produced such records through counsel. Concurrently, in pleadings filed in the Bankruptcy Court for the Eastern District of Washington on behalf of investors who claimed losses of approximately $290.0 million, the Bank was identified as a party against which claims may be brought in connection with the iCap Entities' alleged operation of Ponzi schemes prior to the bankruptcy proceedings described above. The potential claims against the Bank and the amount of any alleged damages have not been identified. To the extent suits or actions are commenced, the Bank intends to vigorously defend any and all claims.

In August 2020, a class action complaint was filed in the United States District Court (ND Cal) alleging aiding and abetting claims against the Bank associated with the failure of two commercial real estate investment companies, Professional Financial Investors, Inc. and Professional Investors Security Fund, Inc., allegedly effected through a Ponzi scheme. Both companies maintained their primary deposit account relationship with the Bank's Novato, Marin County, California branch office, acquired by the Bank from Circle Bank. The Bank's motion to dismiss was denied in January 2021, and its motion for summary judgment was denied in December 2022, and at the same time the District Court certified the plaintiffs' proposed class. Two other related cases were filed in 2023: one case alleges similar claims by two investors and was filed in May 2023 in Marin County Superior Court; and another case was filed in June 2023 in the United States District Court (ND Cal) alleging claims by ten investors with different investments than the class members. The case filed in June 2023 was dismissed in July 2024 due to the plaintiffs' lack of standing. Plaintiffs in the District Court class action case allege damages resulting from the scheme of between 297.4 million and 368.1 million, which includes prejudgment interest. The Superior Court case does not yet have a clear estimate of damages. Trial in the District Court class action case commenced on February 3, 2025. Filing of these cases follows an SEC non-public investigation of Professional Financial Investors, Inc. and Professional Investors Security Fund, Inc. that commenced on May 28, 2020. The Bank intends to defend these matters vigorously and believes that it has meritorious defenses.

As previously disclosed, in 2023, the Bank was informed by one of its technology service providers (the "Vendor") that a widely reported security incident involving MOVEit, a filesharing software used globally by government agencies, enterprise corporations, and financial institutions, resulted in the unauthorized acquisition by a third party of the names and social security numbers or tax identification numbers of certain of the Bank's consumer and small business customers (the "Vendor Incident").

Other than the information described above, no account information for accounts at the Bank was compromised as a result of the Vendor Incident, and no information from the Bank's commercial customers was involved in the Vendor Incident. On June 22, 2023, the Bank sent an email to potentially affected consumer and small business customers informing them of the Vendor Incident. Between August 11, 2023, and August 15, 2023, the Vendor, on behalf of the Bank, initiated formal notice via U.S. Mail to the 429,252 Bank customers whose information was involved in the Vendor Incident. The Bank and the Vendor also notified applicable federal and state regulators regarding the Vendor Incident.

Beginning on August 18, 2023, some of the individuals who were notified of the Vendor Incident filed lawsuits against the Bank seeking monetary recovery and other relief on behalf of themselves and one or more putative classes of other individuals similarly situated. Two such cases were filed in federal court (the United States District Court for the Western District of Washington), one of which was later voluntarily dismissed without prejudice. Five such cases were filed in state court in Washington (the Washington Superior Court for Pierce County) and one case in state court in California (the California Superior Court for Contra Costa County). The state court cases were subsequently removed to federal court by the Bank. On October 4, 2023, the United States Judicial Panel on Multidistrict Litigation, in view of the large number of lawsuits arising out of the MOVEit data incident in federal courts across the United States, initiated a multidistrict litigation ("MDL") for these cases to allow such cases to be transferred to one court for pre-trial proceedings. The MDL is titled *In Re: MOVEit Customer Data Security Breach Litigation*, MDL No. 3083 and is pending in the United States District Court for the District of Massachusetts as MDL No. 1:23-md-03083-ADB-PGL. All seven cases against the Bank have been transferred to the MDL as of January 29, 2024. The cases collectively allege claims for negligence, negligence *per se*, breach of contract, breach of implied contract, breach of third-party beneficiary contract, breach of fiduciary duty, invasion of privacy, breach of the covenant of good faith and fair dealing, unjust enrichment and violation of certain statutes, namely the Washington Consumer Protection Act, the California Consumer Legal Remedies Act, the California Consumer Privacy Act, and the California Unfair Competition Law. The Bank has also received claims by or on behalf of individuals in connection with the Vendor Incident. Such claims have the potential to give rise to additional litigation. The Bank has engaged defense counsel and intends to vigorously defend against these suits and any similar or related suits or claims. The Bank has notified relevant insurance carriers and business counterparties and continues to reserve all of its relevant rights to indemnity, defense, contribution, and other relief in connection with these matters.

At least quarterly, liabilities and contingencies are assessed in connection with all outstanding or new legal matters, utilizing the most recent information available. If it is determined that a loss from a matter is probable and that the amount of the loss can be reasonably estimated, an accrual for the loss is established. Once established, each accrual is adjusted as appropriate to reflect any subsequent developments in the specific legal matter. It is inherently difficult to determine whether any loss is probable or even possible. It is also inherently difficult to estimate the amount of any loss and there may be matters for which a loss is probable or reasonably possible but not currently estimable. Actual losses may be in excess of any established accrual or the range of reasonably possible loss. Management's estimate will change from time to time. For matters where a loss is not probable, or the amount of the loss cannot be estimated, no accrual is established. The Company has $2.2 million accrued related to legal matters as of December 31, 2024.

The resolution and the outcome of legal claims are unpredictable, exacerbated by factors including the following: damages sought are unsubstantiated or indeterminate; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; discovery or motion practice is not complete; the proceeding is not yet in its final stages; the matters present legal uncertainties; there are significant facts in dispute; there are a large number of parties, including multiple defendants; or there is a wide range of potential results. Any estimate or determination relating to the future resolution of legal and regulatory matters is uncertain and involves significant judgment. The Company is usually unable to determine whether a favorable or unfavorable outcome is remote, reasonably likely or probable, or to estimate the amount or range of a probable or reasonably likely loss until relatively late in the process.

Although there can be no assurance as to the ultimate outcome of a specific legal matter, the Company believes it has meritorious defenses to the claims asserted against us in our currently outstanding legal matters, and the Company intends to continue to vigorously defend ourselves. The Company will consider settlement of legal matters when, in management's judgment, it is in the best interests of the Company and its shareholders.

Based on information currently available, advice of counsel, available insurance coverage, and established reserves, the Company believes that the eventual outcome of the actions against us will not have a material adverse effect on the Company's consolidated financial statements. However, it is possible that the ultimate resolution of a matter, if unfavorable, may be material to the Company's results of operations for any particular reporting period.

Concentrations of Credit Risk— The Bank grants real estate mortgage, real estate construction, commercial, agricultural and installment loans and leases to customers in Oregon, Washington, California, Idaho, Nevada, Arizona, Colorado, and Utah. In management's judgment, a concentration exists in real estate-related loans, which represented approximately 75% of the Bank's loan and lease portfolio for both December 31, 2024 and December 31, 2023. Commercial real estate concentrations are managed to ensure geographic and business diversity, primarily in our footprint. As of both December 31, 2024 and December 31, 2023, the multifamily portfolio, including construction, represented approximately 19% of the total loan portfolio. The office portfolio represented approximately 8% of the total loan portfolio as of both December 31, 2024 and December 31, 2023. Although management believes such concentrations have no more than the normal risk of collectability, a substantial decline in the economy in general, material increases in interest rates, changes in tax policies, tightening credit or refinancing markets, or a decline in real estate values in the Bank's primary market areas in particular, could have an adverse impact on the repayment of these loans. Personal and business incomes, proceeds from the sale of real property, or proceeds from refinancing represent the primary sources of repayment for a majority of these loans.

The Bank recognizes the credit risks inherent in dealing with other depository institutions. Accordingly, to prevent excessive exposure to any single correspondent, the Bank has established general standards for selecting correspondent banks as well as internal limits for allowable exposure to any single correspondent. In addition, the Bank has an investment policy that sets forth limitations that apply to all investments with respect to credit rating and concentrations with an issuer.

Related-Party Transactions— In the ordinary course of business, the Bank has made loans to related parties, including its directors and executive officers (and their associated and affiliated companies). All such loans have been made in accordance with regulatory requirements, are on substantially the same terms and underwriting as those prevailing at the time for comparable transactions with unrelated persons, and do not involve higher than normal risk of collectability. The Bank has no material related-party transactions requiring disclosure.

Note 17 – Derivatives

The Bank may use derivatives to hedge the risk of changes in the fair values of interest rate lock commitments, residential mortgage loans held for sale, and MSRs. None of the Company's derivatives are designated as hedging instruments. Rather, they are accounted for as free-standing derivatives, or economic hedges, with changes in the fair value of the derivatives reported in income. The Company utilizes forward interest rate contracts in its derivative risk management strategy.

The Bank enters into forward delivery contracts to sell residential mortgage loans or mortgage-backed securities to broker-dealers at specific prices and dates in order to hedge the interest rate risk in its portfolio of mortgage loans held for sale and its residential mortgage interest rate lock commitments. Credit risk associated with forward contracts is limited to the replacement cost of those forward contracts in a gain position. There were no counterparty default losses on forward contracts in the years ended December 31, 2024 and 2023. Market risk with respect to forward contracts arises principally from changes in the value of contractual positions due to changes in interest rates. The Bank limits its exposure to market risk by monitoring differences between commitments to customers and forward contracts with broker-dealers. In the event the Company has forward delivery contract commitments in excess of available mortgage loans, the Company completes the transaction by either paying or receiving a fee to or from the broker-dealer equal to the increase or decrease in the market value of the forward contract. As of December 31, 2024 and December 31, 2023, the Bank had commitments to originate mortgage loans held for sale totaling $46.2 million and $20.6 million, respectively, and forward sales commitments of $76.5 million and $39.5 million, respectively, which are used to hedge both on-balance sheet and off-balance sheet exposures.

The Bank purchases interest rate futures and forward settling mortgage-backed securities to hedge the interest rate risk of MSRs. As of December 31, 2024, the Bank had $187.0 million notional of interest rate futures contracts and $12.0 million of mortgage-backed securities related to this program. As of December 31, 2023, the Bank had $150.0 million notional of interest rate futures contracts and $36.0 million of mortgage-backed securities related to this program.

The Bank executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting the interest rate swaps that the Bank executes with a third party, such that the Bank minimizes its net risk exposure. As of December 31, 2024, the Bank had interest rate swap assets with a notional amount of $4.3 billion and interest rate swap liabilities with a notional amount of $4.4 billion related to this program. As of December 31, 2023, the Bank had interest rate swap assets and interest rate swap liabilities, both with a notional amount of $4.7 billion related to this program.

The Bank has collateral posting requirements for initial margins with its clearing members and clearing houses and is required to post collateral against its obligations under these agreements of $87.2 million and $88.3 million as of December 31, 2024 and December 31, 2023, respectively.

The Bank's clearable interest rate swap derivatives are cleared through the Chicago Mercantile Exchange and London Clearing House. These clearing houses characterize the variation margin payments, for certain derivative contracts that are referred to as settled-to-market, as settlements of the derivative's mark-to-market exposure and not collateral. The Company accounts for the variation margin as an adjustment to cash collateral, as well as a corresponding adjustment to the derivative asset and liability. As of December 31, 2024 and 2023, the variation margin netting adjustments for centrally cleared interest rate swaps consisted of derivative asset adjustments of $173.9 million and $166.3 million, respectively.

The Bank also has solely executed swaps indexed to Term SOFR, which are not clearable. These swaps are executed on a bilateral basis with a counterparty bank. There is no initial margin posted for bilateral swaps, but cash collateral equivalent to variation margin is exchanged to cover the mark-to-market exposure on a daily basis.

The Bank also executes foreign currency hedges as a service for customers. These foreign currency hedges are then offset with hedges with other third-party banks to limit the Bank's risk exposure.

The Bank's derivative assets are included in other assets on the Consolidated Balance Sheets, while the derivative liabilities are included in other liabilities on the Consolidated Balance Sheets. The following table summarizes the types of derivatives, separately by assets and liabilities, and the fair values of such derivatives as of the dates presented:

(in thousands)	Asset Derivatives		Liability Derivatives	
Derivatives not designated as hedging instrument	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Interest rate lock commitments	$ 16	$ —	$ 32	$ 137
Interest rate futures	—	3,745	3,033	—
Interest rate forward sales commitments	695	9	74	535
Interest rate swaps	107,385	33,874	277,042	260,064
Foreign currency derivatives	542	457	438	355
Total derivative assets and liabilities	$ 108,638	$ 38,085	$ 280,619	$ 261,091

The gains and losses on the Company's mortgage banking derivatives are included in mortgage banking revenue. The gains and losses on the Company's interest rate swaps and foreign currency derivatives are included in other income. The following table summarizes the types of derivatives and the gains (losses) recorded for the years ended December 31, 2024, 2023, and 2022:

(in thousands)			
Derivatives not designated as hedging instrument	**2024**	**2023**	**2022**
Interest rate lock commitments	$ 121	$ (169)	$ (4,609)
Interest rate futures	(8,603)	(4,693)	(14,476)
Interest rate forward sales commitments	923	33	47,689
Interest rate swaps	1,667	(4,597)	16,249
Foreign currency derivatives	345	141	126
Total derivative (losses) gains	$ (5,547)	$ (9,285)	$ 44,979

The Company is party to interest rate swap contracts that are subject to enforceable master netting arrangements or similar agreements. Under these agreements, the Company may have the right to net settle multiple contracts with the same counterparty.

The following table shows the gross interest rate swaps in the Consolidated Balance Sheets and the respective collateral received or pledged in the form of cash or other financial instruments. The collateral amounts are limited to the outstanding balances of the related asset or liability. Therefore, instances of over collateralization are not shown.

				Gross Amounts Not Offset in the Statement of Financial Position		
(in thousands)	Gross Amounts of Recognized Assets/ Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts of Assets/Liabilities presented in the Consolidated Balance Sheets	Financial Instruments	Collateral Received/ Posted	Net Amount
December 31, 2024						
Derivative Assets						
Interest rate swaps	$ 107,385	$ —	$ 107,385	$ 6,516	$ 96,909	$ 3,960
Derivative Liabilities						
Interest rate swaps	$ 277,042	$ —	$ 277,042	$ 6,516	$ —	$ 270,526

Note 18 – Stock Compensation

Stock-based awards are eligible for issuance under the Company's Incentive Compensation Plan to executives, directors and key employees. The 2024 Equity Incentive Plan was approved by shareholders and authorized the issuance of up to 7.5 million shares as equity compensation. The 2024 plan replaced the 2018 Equity Inventive Plan, which ceased to grant awards as of that date. The plan authorizes the issuance of RSAs, RSUs, and performance unit awards. As of December 31, 2024, there were 6.9 million shares available for future issuance.

Total compensation cost related to restricted shares of Company stock granted to employees is included in salaries and employee benefits of the Consolidated Statements of Income and the income tax benefit or deficiency related to the vesting of RSUs and RSAs is recorded as income tax expense or benefit in the period the shares are vested. The following table presents such share-based compensation expense and tax benefit for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	2024	2023	2022
Share-based compensation expense	$ 17,846	$ 13,698	$ 9,332
Tax benefit	$ 3,898	$ 3,725	$ 3,287

The Company's restricted stock plans provide for the payment of withholding taxes by tendering previously owned or recently vested shares. Restricted shares cancelled to pay withholding taxes totaled 285,000, 261,000, and 120,000 shares during the years ended December 31, 2024, 2023, and 2022, respectively.

Restricted Stock Units

The Company grants RSUs periodically to employees and directors. RSUs provide for an interest in Company common stock to the recipient, with such units held in escrow until certain conditions are met. RSUs provide for vesting requirements that include time-based, performance-based, or market-based conditions. RSUs generally vest over three years, subject to time or time plus performance vesting conditions. Recipients of RSUs do not pay any cash consideration to the Company for the units and the holders of the restricted units do not have voting rights; however, the holder accrues dividends, which are paid out when the shares vest. The fair value of time-based and performance-based units is equal to the fair market value of the Company's common stock on the grant date. The fair value of market-based units is estimated on the grant date using the Monte Carlo simulation model, which incorporates assumptions as to stock price volatility, the expected life of awards, a risk-free interest rate and dividend yield.

The following table summarizes information about nonvested RSU activity for the year ended December 31, 2024:

(shares in thousands)	RSUs Outstanding	Weighted Average Grant Date Fair Value
Balance, beginning of period	1,177	$ 31.19
Granted	658	$ 17.05
Vested/released	(502)	$ 31.49
Forfeited/expired	(32)	$ 31.12
Balance, end of period	1,301	$ 23.92

The compensation cost related to RSUs in Company stock granted to employees and included in salaries and employee benefits on the Consolidated Statements of Income was $14.2 million, $13.5 million, and $9.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The total fair value of RSUs vested and released was $15.8 million, $13.9 million, and $11.0 million, for the years ended December 31, 2024, 2023, and 2022, respectively.

As of December 31, 2024, there was $16.9 million of total unrecognized compensation cost related to nonvested RSUs which is expected to be recognized over a weighted-average period of 0.86 years, assuming expected performance conditions are met for certain units.

Restricted Stock Awards

Restricted stock awards provide for the immediate issuance of shares of Company common stock to the recipient, with such shares held in escrow until certain conditions are met. RSAs provide for vesting requirements that include time-based, generally vesting over three years, performance-based, or market-based conditions. Recipients of RSAs do not pay any cash consideration to the Company for the shares and the holders of the restricted shares have voting rights and the holder accrues dividends, which are paid out when the shares vest. The fair value of time-based and performance-based share awards is equal to the fair market value of the Company's common stock on the grant date.

The following table summarizes information about unvested RSA activity for the year ended December 31, 2024:

(shares in thousands)	RSAs Outstanding		Weighted Average Grant Date Fair Value
Balance, beginning of period	499	$	28.24
Granted	816	$	18.94
Vested/released	(249)	$	27.79
Forfeited/expired	(81)	$	22.00
Balance, end of period	985	$	21.16

The compensation cost related to RSAs in Company stock granted to employees and included in salaries and employee benefits on the Consolidated Statements of Income was $3.6 million and $194,000 for the years ended December 31, 2024 and 2023, respectively.

The total fair value of RSAs vested and released was $6.9 million and $2.8 million for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 there was $11.3 million of total unrecognized compensation cost related to nonvested RSAs which is expected to be recognized over a weighted-average period of 1.15 years, assuming expected performance conditions are met.

Note 19 – Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company and the Bank's operations and financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about risk components, asset risk weighting, and other factors.

As permitted by the regulatory capital rules, the Company and the Bank elected the CECL transition option that delayed the estimated impact on regulatory capital resulting from the adoption of CECL over a five-year transition period ending December 31, 2024. The Company elected this capital relief to delay the estimated regulatory capital impact of adopting CECL, relative to the incurred loss methodology's effect on regulatory capital. The Company phased out the cumulative adjustment as calculated at the end of 2021, by adjusting it by 75% in 2022, 50% in 2023, and 25% through the end of 2024.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital, Tier 1 capital, and Tier 1 common to risk-weighted assets (as defined in the applicable regulations), and of Tier 1 capital to average assets (as defined in the applicable regulations). Basel III also requires banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases, and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of CET1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. The capital conservation buffer is fully phased-in at 2.5%, such that the CET1, Tier 1, and total capital ratio minimums inclusive of the capital conservation buffers were 7%, 8.5%, and 10.5%. Management believes, as of December 31, 2024, that the Company meets all capital adequacy requirements to which it is subject.

The following table shows the Company's consolidated and the Bank's capital adequacy ratios compared to the regulatory minimum capital ratio and the regulatory minimum capital ratio needed to qualify as a "well-capitalized" institution, as calculated under regulatory guidelines of Basel III as of December 31, 2024 and 2023:

(dollars in thousands)	Actual		For Capital Adequacy Purposes	To be Well Capitalized
	Amount	Ratio	Ratio	Ratio
December 31, 2024				
Total Capital (to Risk Weighted Assets)				
Consolidated	$ 5,082,012	12.75 %	8.00 %	10.00 %
Umpqua Bank	$ 4,951,381	12.42 %	8.00 %	10.00 %
Tier 1 Capital (to Risk Weighted Assets)				
Consolidated	$ 4,200,595	10.54 %	6.00 %	8.00 %
Umpqua Bank	$ 4,530,964	11.37 %	6.00 %	8.00 %
Tier 1 Common (to Risk Weighted Assets)				
Consolidated	$ 4,200,595	10.54 %	4.50 %	6.50 %
Umpqua Bank	$ 4,530,964	11.37 %	4.50 %	6.50 %
Tier 1 Capital (to Average Assets)				
Consolidated	$ 4,200,595	8.31 %	4.00 %	5.00 %
Umpqua Bank	$ 4,530,964	8.97 %	4.00 %	5.00 %
December 31, 2023				
Total Capital (to Risk Weighted Assets)				
Consolidated	$ 4,770,335	11.86 %	8.00 %	10.00 %
Umpqua Bank	$ 4,653,920	11.57 %	8.00 %	10.00 %
Tier 1 Capital (to Risk Weighted Assets)				
Consolidated	$ 3,876,985	9.64 %	6.00 %	8.00 %
Umpqua Bank	$ 4,231,569	10.52 %	6.00 %	8.00 %
Tier 1 Common (to Risk Weighted Assets)				
Consolidated	$ 3,876,985	9.64 %	4.50 %	6.50 %
Umpqua Bank	$ 4,231,569	10.52 %	4.50 %	6.50 %
Tier 1 Capital (to Average Assets)				
Consolidated	$ 3,876,985	7.60 %	4.00 %	5.00 %
Umpqua Bank	$ 4,231,569	8.30 %	4.00 %	5.00 %

Note 20 – Shareholders' Equity

Dividends

The following summarizes the dividend activity for the year ended December 31, 2024:

Declared	Regular Cash Dividends Per Common Share	Record Date	Paid Date
February 9, 2024	$ 0.36	February 23, 2024	March 11, 2024
May 13, 2024	$ 0.36	May 24, 2024	June 10, 2024
August 12, 2024	$ 0.36	August 23, 2024	September 9, 2024
November 15, 2024	$ 0.36	November 29, 2024	December 16, 2024

Subsequent to year-end, on February 14, 2025, the Company declared a regular quarterly cash dividend of $0.36 per common share payable on March 17, 2025 to shareholders of record at the close of business on February 28, 2025.

The payment of cash dividends is subject to federal regulatory requirements for capital levels and other restrictions. In addition, the cash dividends paid by Umpqua Bank to the Company are subject to both federal and state regulatory requirements.

Note 21 – Earnings Per Common Share

The following is a computation of basic and diluted earnings per common share for the years ended December 31, 2024, 2023, and 2022:

(in thousands, except per share data)		2024		2023		2022
Net income	$	533,675	$	348,715	$	336,752
Weighted average number of common shares outstanding - basic [2]		208,463		195,304		129,277
Effect of potentially dilutive common shares [1][2]		874		567		455
Weighted average number of common shares outstanding - diluted [2]		209,337		195,871		129,732
Earnings per common share [2]:						
Basic	$	2.56	$	1.79	$	2.60
Diluted	$	2.55	$	1.78	$	2.60

(1) Represents the effect of the assumed vesting of non-participating restricted shares based on the treasury stock method.
(2) Periods prior to February 28, 2023 were restated in 2023 as a result of the adjustment to common shares outstanding based on the exchange ratio from the Merger of 0.5958.

The following table represents the weighted average outstanding restricted shares that were not included in the computation of diluted earnings per share because their effect would be anti-dilutive for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	2024	2023	2022
Restricted stock awards and units	227	727	—

Note 22 – Fair Value Measurement

The following table presents estimated fair values of the Company's financial instruments as of the dates presented, whether or not recognized or recorded at fair value on a recurring basis in the Consolidated Balance Sheets:

(in thousands)	Level	December 31, 2024		December 31, 2023	
		Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:					
Cash and cash equivalents	1	$ 1,878,255	$ 1,878,255	$ 2,162,534	$ 2,162,534
Equity and other investment securities	1,2	78,133	78,133	76,995	76,995
Investment securities available for sale	1,2	8,274,615	8,274,615	8,829,870	8,829,870
Investment securities held to maturity	3	2,101	2,703	2,300	3,025
Loans held for sale	2	71,535	71,535	30,715	30,715
Loans and leases, net	2,3	37,256,272	35,689,803	37,001,080	35,810,989
Restricted equity securities	1	150,024	150,024	179,274	179,274
Residential mortgage servicing rights	3	108,358	108,358	109,243	109,243
Bank-owned life insurance	1	693,839	693,839	680,948	680,948
Derivatives	2,3	108,638	108,638	38,085	38,085
Financial liabilities:					
Demand, money market, and savings deposits	1	$ 35,618,693	$ 35,618,693	$ 35,379,451	$ 35,379,451
Time deposits	2	6,102,039	6,088,430	6,227,569	6,201,519
Securities sold under agreements to repurchase	2	236,627	236,627	252,119	252,119
Borrowings	2	3,100,000	3,101,866	3,950,000	3,950,037
Junior subordinated debentures, at fair value	3	330,895	330,895	316,440	316,440
Junior and other subordinated debentures, at amortized cost	3	107,668	104,216	107,895	97,695
Derivatives	2,3	280,619	280,619	261,091	261,091

Fair Value of Assets and Liabilities Measured on a Recurring Basis

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of the periods presented:

(in thousands)	December 31, 2024			
Description	Total	Level 1	Level 2	Level 3
Financial assets:				
Equity and other investment securities				
Investments in mutual funds and other securities	$ 62,276	$ 43,817	$ 18,459	$ —
Equity securities held in rabbi trusts	15,857	15,857	—	—
Investment securities available for sale				
U.S. Treasury and agencies	1,422,787	321,297	1,101,490	—
Obligations of states and political subdivisions	1,026,053	—	1,026,053	—
Mortgage-backed securities and collateralized mortgage obligations	5,825,775	—	5,825,775	—
Loans held for sale, at fair value	71,535	—	71,535	—
Loans and leases, at fair value	168,809	—	168,809	—
Residential mortgage servicing rights, at fair value	108,358	—	—	108,358
Derivatives				
Interest rate lock commitments	16	—	—	16
Interest rate forward sales commitments	695	—	695	—
Interest rate swaps	107,385	—	107,385	—
Foreign currency derivatives	542	—	542	—
Total assets measured at fair value	$ 8,810,088	$ 380,971	$ 8,320,743	$ 108,374
Financial liabilities:				
Junior subordinated debentures, at fair value	$ 330,895	$ —	$ —	$ 330,895
Derivatives				
Interest rate lock commitments	32	—	—	32
Interest rate futures	3,033	—	3,033	—
Interest rate forward sales commitments	74	—	74	—
Interest rate swaps	277,042	—	277,042	—
Foreign currency derivatives	438	—	438	—
Total liabilities measured at fair value	$ 611,514	$ —	$ 280,587	$ 330,927

(in thousands)	December 31, 2023			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Financial assets:				
Equity and other investment securities				
Investments in mutual funds and other securities	$ 63,298	$ 44,839	$ 18,459	$ —
Equity securities held in rabbi trusts	13,697	13,697	—	—
Investment securities available for sale				
U.S. Treasury and agencies	1,478,392	373,664	1,104,728	—
Obligations of states and political subdivisions	1,072,105	—	1,072,105	—
Mortgage-backed securities and collateralized mortgage obligations	6,279,373	—	6,279,373	—
Loans held for sale, at fair value	30,715	—	30,715	—
Loans and leases, at fair value	275,140	—	275,140	—
Residential mortgage servicing rights, at fair value	109,243	—	—	109,243
Derivatives				
Interest rate futures	3,745	—	3,745	—
Interest rate forward sales commitments	9	—	9	—
Interest rate swaps	33,874	—	33,874	—
Foreign currency derivatives	457	—	457	—
Total assets measured at fair value	$ 9,360,048	$ 432,200	$ 8,818,605	$ 109,243
Financial liabilities:				
Junior subordinated debentures, at fair value	$ 316,440	$ —	$ —	$ 316,440
Derivatives				
Interest rate lock commitments	137	—	—	137
Interest rate forward sales commitments	535	—	535	—
Interest rate swaps	260,064	—	260,064	—
Foreign currency derivatives	355	—	355	—
Total liabilities measured at fair value	$ 577,531	$ —	$ 260,954	$ 316,577

The following methods were used to estimate the fair value of each class of financial instrument that is carried at fair value in the tables above:

Securities— Fair values for investment securities are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing, or broker indicative bids, when market quotes are not readily accessible or available. Management periodically reviews the pricing information received from the third-party pricing service and compares it to a secondary pricing service, evaluating significant price variances between services to determine an appropriate estimate of fair value to report.

Loans Held for Sale— Fair value for residential mortgage loans originated as held for sale is determined based on quoted secondary market prices for similar loans, including the implicit fair value of embedded servicing rights. For loans not originated as held for sale, these loans are accounted for at lower of cost or market, with the fair value estimated based on the expected sales price.

Loans and leases— Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, including commercial, real estate, and consumer loans. Each loan category is further segregated by fixed and adjustable-rate loans. The fair value of loans is calculated by discounting expected cash flows at rates at which similar loans are currently being made. This model is periodically validated by an independent model validation group. These amounts are discounted further by embedded probable losses expected to be realized in the portfolio. For loans originated as held for sale and transferred into loans held for investment, the fair value is determined based on quoted secondary market prices for similar loans.

Residential Mortgage Servicing Rights— The fair value of MSR is estimated using a DCF model. Assumptions used include market discount rates, anticipated prepayment speeds, delinquency and foreclosure rates, and ancillary fee income net of servicing costs. This model is periodically validated by an independent model validation group. The model assumptions and the MSR fair value estimates are also compared to observable trades of similar portfolios as well as to MSR broker valuations and industry surveys, as available. Management believes the significant inputs utilized are indicative of those that would be used by market participants.

Junior Subordinated Debentures— The fair value of junior subordinated debentures is estimated using an income approach valuation technique. The significant unobservable input utilized in the estimation of fair value of these instruments is the credit risk adjusted spread. The credit risk adjusted spread represents the non-performance risk of the liability, contemplating the inherent risk of the obligation. The Company periodically utilizes a valuation firm to determine or validate the reasonableness of inputs and factors that are used to determine the fair value. The ending carrying (fair) value of the junior subordinated debentures measured at fair value represents the estimated amount that would be paid to transfer these liabilities in an orderly transaction among market participants. Due to credit concerns in the capital markets and inactivity in the trust preferred markets that have limited the observability of market spreads, the Company has classified this as a Level 3 fair value measurement.

Derivative Instruments— The fair value of the interest rate lock commitments, interest rate futures, and forward sales commitments are estimated using quoted or published market prices for similar instruments, adjusted for factors such as pull-through rate assumptions based on historical information, where appropriate. The pull-through rate assumptions are considered Level 3 valuation inputs and are significant to the interest rate lock commitment valuation; as such, the interest rate lock commitment derivatives are classified as Level 3. The fair value of the interest rate swaps is determined using a DCF technique incorporating credit valuation adjustments to reflect non-performance risk in the measurement of fair value. Although the Bank has determined that the majority of the inputs used to value its interest rate swap derivatives fall within Level 2 of the fair value hierarchy, the CVA associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2024, the Bank has assessed the significance of the impact of the CVA on the overall valuation of its interest rate swap positions and has determined that the CVA are not significant to the overall valuation of its interest rate swap derivatives. As a result, the Bank has classified its interest rate swap and futures derivative valuations in Level 2 of the fair value hierarchy.

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

The following table provides a description of the valuation technique, significant unobservable inputs, and qualitative information about the unobservable inputs for the Company's assets and liabilities classified as Level 3 and measured at fair value on a recurring basis as of the dates presented:

Financial Instrument	Fair Value (in thousands)	Valuation Technique	Unobservable Input	Range of Inputs	Weighted Average
December 31, 2024					
Assets:					
Residential mortgage servicing rights	$ 108,358	Discounted cash flow	Constant prepayment rate	5.77% - 60.85%	6.92%
			Discount rate	9.50% - 16.16%	10.23%
Liabilities:					
Interest rate lock commitments, net	$ 16	Internal pricing model	Pull-through rate	71.00% - 100.00%	87.54%
Junior subordinated debentures	$ 330,895	Discounted cash flow	Credit spread	1.46% - 4.15%	3.06%

Financial Instrument	Fair Value (in thousands)	Valuation Technique	Unobservable Input	Range of Inputs	Weighted Average
December 31, 2023					
Assets:					
Residential mortgage servicing rights	$ 109,243	Discounted cash flow	Constant prepayment rate	6.07% - 28.17%	6.78%
			Discount rate	9.50% - 16.05%	10.25%
Liabilities:					
Interest rate lock commitments, net	$ 137	Internal pricing model	Pull-through rate	67.33% - 100.00%	85.53%
Junior subordinated debentures	$ 316,440	Discounted cash flow	Credit spread	2.25% - 4.66%	3.39%

Generally, increases in the constant prepayment rate or the discount rate utilized in the fair value measurement of the residential mortgage servicing rights will result in a decrease in fair value. Conversely, decreases in the constant prepayment rate or the discount rate will result in an increase in fair value.

An increase in the pull-through rate utilized in the fair value measurement of the interest rate lock commitment derivative will result in an increase in the fair value measurement. Conversely, a decrease in the pull-through rate will result in a decrease in the fair value measurement.

Management believes that the credit risk adjusted spread utilized in the fair value measurement of the junior subordinated debentures carried at fair value is indicative of the non-performance risk premium a willing market participant would require under current market conditions, which is an inactive market. Generally, an increase in the credit spread will result in a decrease in the estimated fair value. Conversely, a decrease in the credit spread will result in an increase in the estimated fair value.

The following table provides a reconciliation of assets and liabilities measured at fair value using significant unobservable inputs (Level 3) on a recurring basis for the years ended December 31, 2024 and 2023:

(in thousands)	2024			2023		
	Residential mortgage servicing rights	Interest rate lock commitments, net	Junior subordinated debentures, at fair value	Residential mortgage servicing rights	Interest rate lock commitments, net	Junior subordinated debentures, at fair value
Beginning balance	$ 109,243	$ (137)	$ (316,440)	$ 185,017	$ 32	$ (323,639)
Change included in earnings	(7,337)	4	(29,840)	(23,816)	(234)	(29,045)
Change in fair values included in comprehensive income/loss	—	—	(14,812)	—	—	7,866
Purchases and issuances	6,452	(886)	—	5,347	(1,029)	—
Sales and settlements	—	1,003	30,197	(57,305)	1,094	28,378
Ending balance	$ 108,358	$ (16)	$ (330,895)	$ 109,243	$ (137)	$ (316,440)
Change in unrealized gains or losses for the period included in earnings for assets held at end of period	$ 5,229	$ (16)	$ (29,840)	$ (6,122)	$ (137)	$ (29,045)
Change in unrealized gains or losses for the period included in other comprehensive income for assets held at end of period	$ —	$ —	$ (14,812)	$ —	$ —	$ 7,866

Changes in residential mortgage servicing rights carried at fair value are recorded in residential mortgage banking revenue within non-interest income. Gains (losses) on interest rate lock commitments carried at fair value are recorded in residential mortgage banking revenue within non-interest income.

The contractual interest expense on the junior subordinated debentures is recorded on an accrual basis as interest on junior subordinated debentures within interest expense. Settlements related to the junior subordinated debentures represent the payment of accrued interest that is embedded in the fair value of these liabilities. The change in fair value of junior subordinated debentures is attributable to the change in the instrument specific credit risk; accordingly, the unrealized losses of $14.8 million for the year ended December 31, 2024, were recorded net of tax as other comprehensive losses of $11.0 million. Comparatively, unrealized gains of $7.9 million were recorded net of tax as other comprehensive gains of $5.8 million for the year ended December 31, 2023. The change recorded for the year ended December 31, 2024 was mainly due to modest movements in the spot curve and forward rates, partially offset by decreases in the credit spreads.

Fair Value of Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

From time to time, certain assets are measured at fair value on a nonrecurring basis. These adjustments to fair value generally result from the application of lower-of-cost-or-market accounting or write-downs of individual assets due to impairment, typically on collateral-dependent loans. The following tables present information about the Company's assets and liabilities measured at fair value on a nonrecurring basis for which a nonrecurring change in fair value was recorded during the reporting period. The amounts disclosed below represent the fair values at the time the nonrecurring fair value measurements were made, and not necessarily the fair value as of the dates reported upon.

(in thousands)	December 31, 2024			
	Total	Level 1	Level 2	Level 3
Loans and leases	$ 28,177	$ —	$ —	$ 28,177

(in thousands)	December 31, 2023			
	Total	Level 1	Level 2	Level 3
Loans and leases	$ 5,036	$ —	$ —	$ 5,036

The following table presents the losses resulting from nonrecurring fair value adjustments for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	2024	2023	2022
Loans and leases	$ 108,513	$ 104,320	$ 39,422

The following provides a description of the valuation technique and inputs for the Company's assets and liabilities classified as Level 3 and measured at fair value on a nonrecurring basis. Unobservable inputs and qualitative information about the unobservable inputs are not presented as the fair value is determined by third-party information for loans and leases.

The loans and leases amounts above represent collateral-dependent loans and leases that have been adjusted to fair value. When a loan or non-homogeneous lease is identified as collateral-dependent, the Bank measures the impairment using the current fair value of the collateral, less estimated selling costs. Depending on the characteristics of a loan or lease, the fair value of collateral is generally estimated by obtaining external appraisals, but in some cases the value of the collateral may be estimated as having little to no value. When a homogeneous lease or equipment finance agreement becomes 181 days past due, it is determined that the collateral has little to no value. If it is determined that the value of the collateral-dependent loan or lease is less than its recorded investment, the Bank recognizes this impairment and adjusts the carrying value of the loan or lease to fair value, less costs to sell, through the ACL. The loss represents charge-offs on collateral-dependent loans and leases for fair value adjustments based on the fair value of collateral.

Refer to Note 2 - *Business Combination* for further information about the methods used to determine the fair values of significant assets and liabilities pertaining to the Merger.

Fair Value Option

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of loans held for sale and loans held for investment accounted for under the fair value option as of the dates presented:

	December 31, 2024			December 31, 2023		
(in thousands)	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance	Fair Value	Aggregate Unpaid Principal Balance	Fair Value Less Aggregate Unpaid Principal Balance
Loans held for sale	$ 71,535	$ 70,430	$ 1,105	$ 30,715	$ 29,629	$ 1,086
Loans held for investment	$ 168,809	$ 200,925	$ (32,116)	$ 275,140	$ 320,397	$ (45,257)

The Bank elected to measure certain residential mortgage loans held for sale under the fair value option, with interest income on these loans held for sale reported in interest and fees on loans and leases on the Consolidated Statements of Income. This reduces certain timing differences and better matches changes in the value of these assets with changes in the value of derivatives used as economic hedges for these assets. Residential mortgage loans held for sale accounted for under the fair value option are measured initially at fair value with subsequent changes in fair value recognized in earnings. Gains and losses from such changes in fair value are reported as a component of residential mortgage banking revenue. For the years ended December 31, 2024, 2023, and 2022 the Company recorded a net increase in fair value of $19,000, a net decrease of $342,000, and a net decrease of $10.7 million, respectively.

Management's intent to sell certain residential mortgage loans classified as held for sale may change over time due to factors including changes in overall market liquidity or changes in characteristics specific to certain loans held for sale. Consequently, these loans may be reclassified as loans held for investment and maintained in the Bank's loan portfolio. In the event that loans currently classified as held for sale are reclassified as loans held for investment, the loans will continue to be measured at fair value. Gains and losses from changes in fair value for these loans are reported in earnings as a component of other income and interest income on these loans are reported in interest and fees on loans and leases on the Consolidated Statements of Income. For the year ended December 31, 2024, the Company recorded a net decrease in fair value of $10.5 million, as compared to a net increase in fair value of $2.6 million for the year ended December 31, 2023.

The Company selected the fair value measurement option for certain junior subordinated debentures originally issued by UHC prior to the Merger (the Umpqua Statutory Trusts) and for junior subordinated debentures acquired by UHC from Sterling Financial Corporation prior to the Merger, with changes in fair value recognized as a component of other comprehensive income. The remaining junior subordinated debentures were acquired through business combinations and were measured at fair value at the time of acquisition and subsequently measured at amortized cost.

Note 23 – Parent Company Financial Statements

Summary financial information for Columbia Banking System, Inc. on a standalone basis is as follows:

Condensed Balance Sheets
December 31, 2024 and 2023

(in thousands)	December 31, 2024	December 31, 2023
ASSETS		
Non-interest-bearing deposits with subsidiary bank	$ 69,422	$ 45,895
Investments in:		
Bank subsidiary	5,477,550	5,367,612
Non-bank subsidiaries	17,384	18,951
Other assets	10,245	7,781
Total assets	$ 5,574,601	$ 5,440,239
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable to bank subsidiary	$ 469	$ 444
Other liabilities	17,345	20,426
Junior subordinated debentures, at fair value	330,895	316,440
Junior and other subordinated debentures, at amortized cost	107,668	107,895
Total liabilities	456,377	445,205
Shareholders' equity	5,118,224	4,995,034
Total liabilities and shareholders' equity	$ 5,574,601	$ 5,440,239

Condensed Statements of Income
Years Ended December 31, 2024, 2023, and 2022

(in thousands)	2024	2023	2022
INCOME			
Dividends from bank subsidiary	$ 360,000	$ 353,000	$ 192,000
Dividends from non-bank subsidiaries	2,894	10,115	2,104
Other income	816	453	127
Total income	363,710	363,568	194,231
EXPENSE			
Management fees paid to subsidiaries	1,270	1,877	1,434
Other expenses	42,333	44,493	22,396
Total expenses	43,603	46,370	23,830
Income before income tax benefit and equity in undistributed earnings of subsidiaries	320,107	317,198	170,401
Income tax benefit	(8,884)	(10,019)	(4,677)
Net income before equity in undistributed earnings of subsidiaries	328,991	327,217	175,078
Equity in undistributed earnings of subsidiaries	204,684	21,498	161,674
Net income	$ 533,675	$ 348,715	$ 336,752

Condensed Statements of Cash Flows
Years Ended December 31, 2024, 2023, and 2022

(in thousands)		2024		2023		2022
OPERATING ACTIVITIES:						
Net income	$	533,675	$	348,715	$	336,752
Adjustment to reconcile net income to net cash provided by operating activities:						
Equity in undistributed earnings of subsidiaries		(204,684)		(21,498)		(161,674)
Depreciation, amortization, and accretion		(228)		(228)		(228)
Net decrease in other assets		(2,465)		(176)		(2,334)
Net increase (decrease) in other liabilities		3,142		(5,472)		2,212
Net cash provided by operating activities		329,440		321,341		174,728
INVESTING ACTIVITIES:						
Net increase in advances to subsidiaries		(1)		(143,535)		(121,409)
Net cash used in investing activities		(1)		(143,535)		(121,409)
FINANCING ACTIVITIES:						
Net increase (decrease) in advances from subsidiaries		24		317		(379)
Dividends paid on common stock		(300,221)		(270,261)		(182,273)
Repurchases and retirement of common stock		(5,715)		(6,282)		(4,163)
Net proceeds from issuance of common stock		—		1,185		54
Net cash used in financing activities		(305,912)		(275,041)		(186,761)
Net increase (decrease) in cash and cash equivalents		23,527		(97,235)		(133,442)
Cash and cash equivalents, beginning of year		45,895		143,130		276,572
Cash and cash equivalents, end of year	$	69,422	$	45,895	$	143,130

Note 24 – Revenue from Contracts with Customers

The Company records revenue when control of the promised products or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those products or services. All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized in non-interest income.

The following table presents the Company's sources of non-interest income for the years ended December 31, 2024, 2023, and 2022:

(in thousands)		2024		2023		2022
Non-interest income:						
Service charges on deposits						
Account maintenance fees	$	45,446	$	37,986	$	27,274
Transaction-based and overdraft service charges		26,071		27,539		21,091
Total service charges on deposits		71,517		65,525		48,365
Card-based fees		57,089		55,263		37,370
Financial services and trust revenue		20,208		13,471		90
Total revenue from contracts with customers		148,814		134,259		85,825
Non-interest income within the scope of other GAAP topics		62,152		69,668		113,703
Total non-interest income	$	210,966	$	203,927	$	199,528

Note 25 – Income Taxes and Investment Tax Credits

The following table presents the components of income tax provision for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	2024	2023	2022
Current Expense:			
Federal	$ 114,932	$ 72,224	$ 70,982
State	39,304	37,365	28,461
Total current tax expense	$ 154,236	$ 109,589	$ 99,443
Deferred tax expense:			
Federal	$ 21,284	$ 6,794	$ 11,636
State	9,555	6,101	2,747
Total deferred tax expense	30,839	12,895	14,383
Total	$ 185,075	$ 122,484	$ 113,826

The following table presents a reconciliation of income taxes computed at the federal statutory rate to the actual effective rate for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	2024	2023	2022
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State tax, net of federal benefit	5.8 %	6.2 %	5.8 %
Non-deductible FDIC premiums	1.0 %	1.7 %	0.4 %
Net tax-exempt interest income	(1.2)%	(2.2)%	(1.5)%
Other	(0.9)%	(0.7)%	(0.4)%
Effective income tax rate	25.7 %	26.0 %	25.3 %

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax asset as of December 31, 2024 and 2023:

(in thousands)	2024	2023
Deferred tax assets:		
Net unrealized losses on investment securities	$ 317,213	$ 303,465
Acquired loans	116,099	146,315
Allowance for credit losses	111,357	115,777
Accrued severance and deferred compensation	36,243	39,904
Other	79,947	88,137
Total gross deferred tax assets	660,859	693,598
Deferred tax liabilities:		
Other intangible assets	125,297	155,642
Direct financing leases	36,416	42,825
Deferred loan fees and costs	33,630	34,402
Operating lease right-of-use asset	28,922	30,117
Residential mortgage servicing rights	28,736	31,259
Premises and equipment	19,153	20,579
Other	29,280	31,571
Total gross deferred tax liabilities	301,434	346,395
Net deferred tax assets	$ 359,425	$ 347,203

As of December 31, 2024 and 2023, the Company's gross deferred tax assets included $1.9 million and $2.4 million, respectively, of NOL carryforwards expiring in tax years 2030-2032. As of December 31, 2024, the Company has determined there is sufficient positive evidence to conclude that it is more likely than not that the benefit from certain of its federal and state NOL and tax carryforwards will be realized. The Company has determined that no valuation allowance for the deferred tax assets is required as management believes it is more likely than not that future taxable income will be sufficient to realize the remaining gross deferred tax assets of $660.9 million and $693.6 million at December 31, 2024 and 2023, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, as well as the majority of states. The Company is no longer subject to U.S. income tax examinations for years prior to 2021 and is no longer subject to state income tax examinations for years prior to 2020.

The Company periodically reviews its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This review takes into consideration the status of current taxing authorities' examinations of the Company's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment.

The Company had no gross unrecognized tax benefits as of December 31, 2024 and 2023. Interest on unrecognized tax benefits is reported by the Company as a component of tax expense. There were no amounts related to interest and penalties recognized for the years ended December 31, 2024 and 2023.

Investment Tax Credits

The Company is involved in various entities that are considered to be variable interest entities, which are primarily related to investments promoting affordable housing and trust preferred securities. The Company is not required to consolidate variable interest entities in which it has concluded it does not have a controlling financial interest, and thus not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities' most significant activities and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. The maximum exposure to loss in the LIHTC is the amount of equity invested and credit extended by the Company. Refer to Note 14 – *Junior and Other Subordinated Debentures* for further discussion of junior subordinated debentures.

Affordable Housing Tax Credit Investments

The Company makes certain equity investments in various limited partnerships that sponsor affordable housing projects; the purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of additional affordable housing product offerings, and to assist in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants.

The Company's investments in these entities generate a return primarily through the realization of federal income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits and deductions are recognized as a reduction to income tax expense.

The Company records the investments in affordable housing partnerships as a component of other assets on the Consolidated Balance Sheets and uses the proportional amortization method to account for the investments. Amortization related to these investments is recorded as a component of the provision for income taxes on the Consolidated Statements of Income. The Company's unfunded capital commitments to these investments is included in other liabilities on the Consolidated Balance Sheets.

In 2023, the Company recorded $47.2 million of affordable housing investments and $40.9 million of related unfunded capital commitments associated with the Merger.

The following table presents the Company's tax credit investments, which consisted entirely of affordable housing tax credit investments and related unfunded capital commitments as of December 31, 2024 and 2023:

(in thousands)	December 31, 2024	December 31, 2023
Other Assets:		
Affordable housing tax credit investments	$ 220,954	$ 210,873
Other Liabilities:		
Unfunded affordable housing tax credit commitments	$ 95,280	$ 114,082

The following table presents other information relating to the Company's affordable housing tax credit investments for the years ended December 31, 2024, 2023, and 2022:

(in thousands)	2024	2023	2022
Proportional amortization	$ 19,778	$ 16,777	$ 12,026
Tax credit investment credits and tax benefits	$ 25,067	$ 20,932	$ 14,553

There was no impairment recognized for the years ended December 31, 2024, 2023, and 2022.

Note 26 – Segment Reporting

The Company has one reportable segment based on the products and services offered, primarily banking operations as well as the operations, technology, and administrative functions of the Bank and Holding Company. The Company primarily derives revenue from banking operations by providing consumer and residential real estate loans, commercial lending products, deposit products, and treasury and wealth management services. The Company's primary market areas are in Oregon, Washington, California, Idaho, and Nevada and manages the business activities on a consolidated basis. The accounting policies of the Bank are the same as those described in Note 1 - *Summary of Significant Accounting Policies*.

The Company's CODM is the Chief Executive Officer. The CODM assesses performance and decides how to allocate resources based on consolidated net income that is reported on the Consolidated Statements of Income as net income. The measure of segment assets is total consolidated assets which is reported on the Consolidated Balance Sheets as total assets.

The CODM uses consolidated net income to evaluate income generated from segment assets in making decisions about the allocation of operating and capital resources. Net income is used to monitor budget versus actual results. The CODM also uses consolidated net income in competitive analysis by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation.

The CODM is regularly provided with expense information at a level consistent with that disclosed in the Company's Consolidated Statements of Income.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

On a quarterly basis, the Company carries out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, Principal Financial Officer, and Principal Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934. As of December 31, 2024, our management, including our Chief Executive Officer, Principal Financial Officer, and Principal Accounting Officer, concluded that our disclosure controls and procedures were effective in timely alerting them to material information relating to us that is required to be included in our periodic SEC filings.

Although management changes and improves our internal controls over financial reporting on an ongoing basis, we do not believe that any such changes occurred in the fourth quarter 2024 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Columbia Banking System, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to our management and Board regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with the authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). This assessment included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the consolidated financial statements for Bank Holding Companies (Form FR Y-9C) to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act. Based on our assessment and those criteria, management believes that, as of December 31, 2024, the Company maintained effective internal control over financial reporting.

The Company's independent registered public accounting firm has audited the Company's consolidated financial statements that are included in this Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting as of December 31, 2024 and issued their Report of Independent Registered Public Accounting Firm, appearing under Item 8 of this Annual Report on Form 10-K. The audit report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.

February 25, 2025

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements and Policies

A significant portion of the compensation of our executive officers is delivered in the form of equity awards, including time-vested restricted stock unit awards, and time-vested stock awards that vest ratably over three-year periods, and performance-based restricted stock unit awards. that typically vest over a three-year performance period. This compensation design is intended to align executive compensation with the performance experienced by our shareholders. Following the delivery of shares of our common stock under those equity awards, once any applicable service-, time- or performance-based vesting standards have been satisfied, our executive officers from time to time engage in the open-market sale of some of those shares. Certain of our officers have elected to have shares withheld at the time of vesting to cover withholding taxes.

Our directors and executive officers may also engage from time to time in other transactions involving our securities. Transactions in our securities by our directors and executive officers are required to be made in accordance with our Insider Trading and Information Policy, which, among other things, requires that the transactions be in accordance with applicable U.S. federal securities laws that prohibit trading while in possession of material non-public information. Rule 10b5-1 under the Exchange Act provides an affirmative defense that enables pre-arranged transactions in securities in a manner that avoids concerns about initiating transactions at a future date while possibly in possession of material non-public information. Our Insider Trading and Information Policy permits our directors and executive officers to enter into trading plans designed to comply with Rule 10b5-1.

On December 3, 2024, Torran Nixon, Senior Executive Vice President of the Company, adopted a trading arrangement for the sale of shares of stock (a "Rule 10b5-1 Trading Plan") that is intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c). Mr. Nixon's Rule 10b5-1 Trading Plan provides for termination on March 7, 2025 (subject to earlier termination for certain customary termination events) and for the sale of up to 7,461 shares of common stock.

During the year ended December 31, 2024, other than disclosed above, none of our directors or officers adopted or terminated a trading plan intended to satisfy Rule 10b5-1 or any "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

Certain of our officers and directors have made elections to participate in, and are participating in, our 401(k) and profit sharing plan and have made, and may from time to time make, elections to (i) have shares withheld to cover withholding taxes or (ii) have dividends from Columbia common stock reinvested into Columbia common stock, (iii) have a portion of their 401(k) account contributions used to purchase Columbia common stock, or (iv) participate in the employee stock purchase plan, which may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K).

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Columbia entered into Participation Agreements (the "Participation Agreements") with Christopher Merrywell and Torran Nixon (each a "Named Executive"), on February 24, 2025 and February 25, 2025, respectively, pursuant to the newly adopted Columbia Banking System, Inc. Executive Change in Control and Severance Plan (the "Plan"). The Participation Agreements are effective upon expiration of existing arrangements for Mr. Merrywell and Mr. Nixon on March 1, 2025. Under the Plan, if a Named Executive's employment is terminated by Columbia without Cause or the Named Executive terminates their employment with Columbia for Good Reason following the effective date of the applicable Participation Agreement (as such terms "Cause" and "Good Reason" are defined in the Plan, each a "Qualifying Termination"), in each case not in connection with a change in control, the Named Executive will be entitled to receive, subject to execution and non-revocation of a release of claims, cash severance equal to one year's base salary. If a Named Executive experiences a Qualifying Termination within six months prior to, or within 24 months following, a change in control, the Named Executive will be entitled to receive, subject to execution and non-revocation of a release of claims, (1) cash severance equal to two times the sum of the Named Executive's annual base salary and target annual bonus, (2) a prorated target bonus for the year of termination, (3) continued health and welfare benefits for 18 months, and (4) vesting of any outstanding equity awards granted in full with respect to any service vesting requirement, and any awards subject to a performance-vesting condition will remain outstanding and eligible to be earned in full based on the level of performance achieved as if the Named Executive had remained employed for the duration of the performance period. The Named Executives will be subject to customary restrictive covenants, including non-competition and non-solicitation covenants, during employment and for up to two years thereafter.

The foregoing description of the Plan and the Participation Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Participation Agreement, which is included as Exhibit 10.81 to this Annual Report on Form 10-K and is incorporated by reference.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company has adopted an Insider Trading Policy governing the purchase and/or sale of our securities by the Company's directors, officers and employees, as well as the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and the Nasdaq listing standards. A copy of the Company's Insider Trading and Procedures Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The remaining information called for by this Item will be set forth in the Company's 2025 Annual Proxy Statement (the "Proxy Statement"), which will be filed with the SEC within 120 days of the end of our 2024 fiscal year and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding "Executive Compensation" will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding "Security Ownership of Certain Beneficial Owners and Management and Related Stockholders" will be set forth in the Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information about equity compensation plans that provide for the award of securities or the grant of options to purchase securities to employees and directors of Columbia and its subsidiaries and predecessors by merger that were in effect as of December 31, 2024.

	Equity Compensation Plan Information		
	(A)	(B)	(C)
(shares in thousands) Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A)
Equity compensation plans approved by security holders			
2024 Incentive Plan [1]	212	$ —	6,929
2018 Incentive Plan [2]	330	$ —	306
Other [3]	142	$ —	2,255
ESPP [4]	—	$ —	877
Total	684	$ —	10,367

(1) The 2024 Incentive Plan, which was approved by Columbia shareholders on May 8, 2024, authorizes the issuance of equity awards to directors and employees and reserves 7.5 million shares of the Company's common stock for issuance under the plan. As of December 31, 2024, 212,000 performance share awards were outstanding and subject to satisfaction of performance based on the Company's total shareholder return or return on average tangible shareholders equity relative to a peer group. As of December 31, 2024, 342,000 shares issued as restricted stock were outstanding, but subject to forfeiture in the event that time-based conditions are not met.

(2) The 2018 Incentive Plan, which was approved by Columbia shareholders on May 23, 2018 and amended on May 22, 2019, authorizes the issuance of equity awards to directors and employees and reserves 3.1 million shares of the Company's common stock for issuance under the plan. As of December 31, 2024, 330000 performance share awards were outstanding and subject to satisfaction of performance based on the Company's total shareholder return or return on average tangible shareholders equity relative to a peer group. As of December 31, 2024, 1.0 million shares issued as restricted stock were outstanding, but subject to forfeiture in the event that time-based conditions are not met.

(3) Includes outstanding restricted share awards issued under stock plans assumed through mergers. As of December 31, 2024, 142000 performance share awards were outstanding and subject to satisfaction of performance based on the Company's total shareholder return or return on average tangible shareholders equity relative to a peer group and 236,000 full value shares issued as restricted stock were outstanding, but subject to forfeiture in the event that time-based conditions are not met.

(4) Includes 877,000 shares made available for purchase under the shareholder-approved ESPP on May 8, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding "Certain Relationships and Related Transactions, and Director Independence" will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information regarding "Principal Accounting Fees and Services" billed to us by our principal accountant, Deloitte & Touche LLP, will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(1)   Financial Statements:

The consolidated financial statements are included as Item 8 of this Annual Report on Form 10-K.

(2)   Financial Statement Schedules:

All schedules have been omitted because the information is not required, not applicable, not present in amounts sufficient to require submission of the schedule, or is included in the financial statements or notes thereto.

(3) Exhibits:

The exhibits filed as part of this Annual Report on Form 10-K and incorporated herein by reference to other documents are listed on the Exhibit Index to this Annual Report on Form 10-K, immediately before the signatures.

ITEM 16. FORM 10-K SUMMARY.

None.

Exhibit #	Description	Location
3.1	Restated Articles of Incorporation	Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
3.2	Amended and Restated Bylaws of Columbia Banking System, Inc	Filed herewith
4.1	Specimen Common Stock Certificate	Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-3 filed on December 19, 2008
4.2	Pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K, copies of instruments defining the rights of holders of long-term debt and preferred securities are not filed. The Company agrees to furnish a copy thereof to the Securities and Exchange Commission upon request.	
4.3	Description of Capital Stock (securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934)	Incorporated by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019
10.1**	2018 Equity Incentive Plan (as amended through May 22, 2019)	Incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022
10.2**	Form of Restricted Stock Agreement	Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022
10.3**	Form of Restricted Stock Unit Agreement	Incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022
10.4**	Form of Performance Stock Unit Agreement	Incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022
10.5**	Change in Control Agreement between the Bank and Clint E. Stein dated as of October 24, 2017	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019
10.6**	Change in Control Agreement between the Bank and Andrew L. McDonald dated as of May 23, 2019	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019
10.7**	Change in Control Agreement between the Bank and Kumi Yamamoto Baruffi dated as of December 2, 2019	Incorporated by reference to Exhibit 10.72 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019
10.8**	Change in Control Agreement between the Bank and Christopher Merrywell dated as of January 1, 2020	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020

Exhibit #	Description	Location
10.9**	Change in Control Agreement between the Bank and David Moore Devine dated as of March 2, 2020	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020
10.10**	Change in Control Agreement between the Bank and Eric Eid dated as of March 2, 2020	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020
10.11**	Change in Control Agreement between the Bank and Aaron Deer dated as of May 7, 2020	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020
10.12**	Change in Control Agreement between the Bank and David Lawson dated as of November 25, 2020	Incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.13**	Change in Control Agreement between the Bank and Lisa Dow dated as of November 25, 2020	Incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.14**	Form of Long-Term Care Agreement between the Bank, the Company, and each of the following directors: Mr. Folsom, Mr. Hulbert, Mr. Matson, Mr. Rodman, Mr. Weyerhaeuser, and Mr. Will	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001
10.15**	Form of Supplemental Compensation Agreement between the Bank and Messrs. Andrew L. McDonald and Clint E. Stein, respectively	Incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the year ended December 31, 2007
10.16**	Form of Indemnification Agreement between the Company and its directors	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009
10.17**	Amended and Restated Columbia Banking System, Inc. 2005 401 Plus Plan (Deferred Compensation Plan), dated October 26, 2016 for directors and key employees	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed October 28, 2016
10.18**	Amendment to Amended and Restated Columbia Banking System, Inc. 2005 401 Plus Plan (Deferred Compensation plan), dated November 14, 2022	Incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022
10.19**	Columbia Banking System, Inc. 2016 401 Plus Plan (Deferred Compensation Plan), dated October 26, 2016 for directors and key employees	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed October 28, 2016
10.20**	Amendment to Columbia Banking System, Inc. 2016 401 Plus Plan (deferred Compensation Plan), dated November 14, 2022	Incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022
10.21**	Columbia State Bank Supplemental Executive Retirement Plan Agreement, by and between the Bank and Kumi Baruffi, effective February 27, 2015	Incorporated by reference to Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015
10.22**	First Amendment to the Columbia State Bank Supplemental Executive Retirement Plan Agreement, by and between the Bank and Kumi Baruffi, effective November 15, 2017	Incorporated by reference to Exhibit 10.47 of the Company's Annual Report on Form 10-K for the year ended December 31, 2017

Exhibit #	Description	Location
10.23**	First Amended and Restated Columbia State Bank Supplemental Executive Retirement Plan Agreement, by and between the Bank and David C. Lawson, effective February 27, 2015	Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015
10.24**	First Amendment to the First Amended and Restated Columbia State Bank Supplemental Executive Retirement Plan Agreement, by and between the Bank and David Lawson, effective November 15, 2017	Incorporated by reference to Exhibit 10.48 of the Company's Annual Report on Form 10-K for the year ended December 31, 2017
10.25**	First Amended and Restated Columbia State Bank Supplemental Executive Retirement Plan Agreement, by and between the Bank and Andrew L. McDonald, effective February 27, 2015	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015
10.26**	First Amendment to the First Amended and Restated Columbia State Bank Supplemental Executive Retirement Plan Agreement, by and between the Bank and Andrew L. McDonald, effective November 15, 2017	Incorporated by reference to Exhibit 10.49 of the Company's Annual Report on Form 10-K for the year ended December 31, 2017
10.27**	First Amended and Restated Columbia State Bank Supplemental Executive Retirement Plan Agreement, by and between the Bank and Clint E. Stein, effective February 27, 2015	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015
10.28**	First Amendment to the First Amended and Restated Columbia State Bank Supplemental Executive Retirement Plan Agreement, by and between the Bank and Clinton E. Stein, effective November 15, 2017	Incorporated by reference to Exhibit 10.51 of the Company's Annual Report on Form 10-K for the year ended December 31, 2017
10.29**	Employment Offer (Lisa Dow), dated January 3, 2018	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018
10.30**	Offer Letter, dated April 6, 2020 by and between Columbia State Bank and Aaron Deer	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed April 13, 2020
10.31**	Employment Agreement, dated as of September 30, 2019, by and between Columbia Banking System, Inc. and Clint E. Stein	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed October 3, 2019
10.32**	Amended and Restated Employment Agreement, dated as of October 11, 2021, by and between Columbia Banking System, Inc. and Clint E. Stein	Incorporated by reference to Exhibit 10.32 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022
10.33**	First Amendment to the Employment Agreement and the A&R Employment Agreement, dated as of December 31, 2022, by and between Columbia Banking System, Inc. and Clint E. Stein	Incorporated by reference to Exhibit 10.33 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022
10.34**	Amended and Restated Employee Stock Purchase Plan	Incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2010
10.35**	First Amendment to Amended and Restated Employee Stock Purchase Plan	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018
10.36**	Amended and Restated Executive Supplemental Income Agreement, by and between the Company and Lisa Dow, dated December 26, 2018	Incorporated by reference to Exhibit 10.62 of the Company's Annual Report on Form 10-K for the year ended December 31, 2018

Exhibit #	Description	Location
10.37**	Columbia State Bank Supplemental Executive Retirement Plan Agreement, by and between the Bank and Lisa Dow, effective March 11, 2018	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019
10.38**	Columbia State Bank Endorsement Method Split Dollar Agreement (SERP Benefit), by and between the Bank and Lisa Dow, effective February 25, 2019	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019
10.39**	First Amendment to the Columbia State Bank Endorsement Split Dollar Agreement (SERP Benefit), by and between the Bank and Lisa Dow, effective February 25, 2019	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019
10.40**	Second Amendment to the Columbia State Bank Endorsement Method Split Dollar Agreement, by and between the Bank and David C. Lawson, effective May 31, 2019	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019
10.41**	Second Amendment to the Columbia State Bank Endorsement Method Split Dollar Agreement, by and between the Bank and Kumi Baruffi, effective May 31, 2019	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019
10.42**	Third Amendment to the Columbia State Bank Endorsement Method Split Dollar Agreement, by and between the Bank and Clinton E. Stein, effective May 31, 2019	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019
10.43**	Columbia State Bank Endorsement Method Split Dollar Agreement, effective January 15, 2013, by and between Columbia State Bank and Christopher Merrywell	Incorporated by reference to Exhibit 10.58 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.44**	First Amendment to the Columbia State Bank Endorsement Method Split Dollar Agreement, dated November 23, 2020, by and between Columbia State Bank and Christopher Merrywell	Incorporated by reference to Exhibit 10.59 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.45**	Columbia State Bank Endorsement Method Split Dollar Agreement, dated November 25, 2020 by and between Columbia State Bank and Aaron Deer	Incorporated by reference to Exhibit 10.60 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.46**	Executive Supplemental Compensation Agreement dated as of February 23, 2011 between Columbia State Bank and Eric J. Eid	Incorporated by reference to Exhibit 10.61 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.47**	Columbia State Bank Joint Beneficiary Agreement, by and between Columbia State Bank and David Devine, effective November 1, 2011	Incorporated by reference to Exhibit 10.62 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.48**	Columbia State Bank Joint Beneficiary Agreement, by and between Columbia State Bank and Eric Eid, effective November 1, 2011	Incorporated by reference to Exhibit 10.63 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.49**	Executive Supplemental Compensation Agreement dated as of February 27, 2014 between Columbia State Bank and Eric J. Eid	Incorporated by reference to Exhibit 10.64 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.50**	Executive Supplemental Compensation Agreement dated as of March 25, 2015 between Columbia State Bank and Christopher M. Merrywell	Incorporated by reference to Exhibit 10.65 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020

Exhibit #	Description	Location
10.51**	Executive Supplemental Compensation Agreement dated as of February 1, 2018 between Columbia State Bank and Christopher Merrywell	Incorporated by reference to Exhibit 10.66 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.52**	Executive Supplemental Compensation Agreement dated as of March 11, 2019 between Columbia State Bank and David Moore Devine	Incorporated by reference to Exhibit 10.67 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020
10.53**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Ronald Farnsworth	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed March 1, 2023
10.54**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Lisa White	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed March 1, 2023
10.55**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Aaron Deer	Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed March 1, 2023
10.56**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Eric Eid	Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed March 1, 2023
10.57**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Christopher Merrywell	Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed March 1, 2023
10.58**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Drew Anderson	Incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
10.59**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Sheri Burns	Incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
10.60**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Frank Namdar	Incorporated by reference to Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
10.61**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Tory Nixon	Incorporated by reference to Exhibit 10.9 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
10.62**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Andrew Ognall	Incorporated by reference to Exhibit 10.10 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
10.63**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Kumi Baruffi	Incorporated by reference to Exhibit 10.11 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
10.64**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and Lisa Dow	Incorporated by reference to Exhibit 10.12 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
10.65**	Letter Agreement, dated as of March 1, 2023, by and between Columbia Banking System, Inc. and David Moore Devine	Incorporated by reference to Exhibit 10.13 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023

Exhibit #	Description	Location
10.66**	Second Amendment to the Columbia State Bank Supplemental Executive Retirement Plan Agreement, dated as of February 28, 2023, by and between Columbia State Bank and Kumi Baruffi	Incorporated by reference to Exhibit 10.14 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
10.67**	Columbia Banking System, Inc. 2023 Deferred Compensation Plan	Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed March 1, 2023
10.68**	First Amendment to Columbia Banking System, Inc. 2023 Deferred Compensation Plan, dated as of April 18, 2023	Incorporated by reference to Exhibit 10.16 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023
10.69**	Umpqua Holdings Corporation 2013 Incentive Plan	Incorporated by reference to Exhibit 4.5 of the Company's Registration Statement on Form S-8 filed March 1, 2023
10.70**	Sterling Financial Corporation 2010 Long-Term Incentive Plan	Incorporated by reference to Exhibit 4.6 of the Company's Registration Statement on Form S-8 filed March 1, 2023
10.71**	Umpqua Bank Nonqualified Deferred Compensation Plan, Revised and Restated January 1, 2024	Incorporated by reference to Exhibit 10.71 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023
10.72**	Form of Umpqua Bank Endorsement Method Split Dollar Agreement	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024
10.73**	Columbia Banking System, Inc. 2024 Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 9, 2024
10.74**	Columbia Banking System, Inc. Form of Restricted Stock Agreement	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed May 9, 2024
10.75**	Columbia Banking System, Inc. Form of Restricted Stock Unit Agreement	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed May 9, 2024
10.76**	Columbia Banking System, Inc. Form of Performance Stock Unit Agreement (ROTCE)	Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed May 9, 2024
10.77**	Columbia Banking System, Inc. Form of Performance Stock Unit Agreement (TSR)	Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed May 9, 2024
10.78**	Second Amendment to Amended and Restated Employee Stock Purchase Plan of Columbia Banking System, Inc.	Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed May 9, 2024
10.79**	Columbia Banking System, Inc. Executive Change in Control and Severance Plan	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024
10.80**	Columbia Banking System, Inc. Form of Participation Agreement (includes the following participants: Drew Anderson, Kumi Yamamoto Baruffi, Aaron Deer, Ronald L. Farnsworth, Brock Lakely, David Moore Devine, Frank Namdar, and Andrew Ognall)	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024

Exhibit #	Description	Location
10.81**	Columbia Banking System, Inc. Form of Participation Agreement (includes the following participants: Christopher Merrywell and Torran Nixon)	Filed herewith
10.82**	Form of First Amendment to the Umpqua Bank Endorsement Method Split Dollar Agreement (includes the following insured individuals: Drew K. Anderson, Frank D. Namdar, Torran B. Nixon, and Andrew H. Ognall)	Filed herewith
10.83**	First Amendment to the First Amended and Restated Umpqua Bank Endorsement Method Split Dollar Agreement, dated October 18, 2024, by and between Umpqua Bank and Aaron Deer	Filed herewith
10.84**	First Amendment to the First Amended and Restated Umpqua Bank Endorsement Method Split Dollar Agreement, dated October 28, 2024, by and between Umpqua Bank and Christopher Merrywell	Filed herewith
10.85**	First Amendment to the First Amended and Restated Umpqua Bank Joint Beneficiary Agreement, dated November 12, 2024, by and between Umpqua Bank and David Moore Devine	Filed herewith
10.86**	First Amendment to the Umpqua Bank Endorsement Method Split Dollar Agreement, dated December 31, 2024, by and between Umpqua Bank and Kumi Baruffi	Filed herewith
10.87**	Third Amendment to the Umpqua Bank Endorsement Method Split Dollar Agreement, dated December 31, 2024, by and between Umpqua Bank and Kumi Baruffi	Filed herewith
10.88**	Third Amendment to the Umpqua Bank Endorsement Method Split Dollar Agreement, dated November 12, 2024, by and between Umpqua Bank and Lisa Dow	Filed herewith
10.89**	First Amendment to the Umpqua Bank Endorsement Method Split Dollar Agreement, dated November 12, 2024, by and between Umpqua Bank and Lisa Dow	Filed herewith
10.90**	Third Amendment to the Umpqua Bank Joint Beneficiary Agreement, dated October 30, 2024, by and between Umpqua Bank and Clinton Stein	Filed herewith
10.91**	First Amendment to the First Amended and Restated Umpqua Bank Endorsement Method Split Dollar Agreement, dated October 30, 2024, by and between Umpqua Bank and Clinton Stein	Filed herewith
10.92**	Umpqua Bank Endorsement Method Split Dollar Agreement, dated November 27, 2024, by and between Umpqua Bank and Ronald L. Farnsworth	Filed herewith
19.1	Columbia Banking System, Inc. Insider Trading Policy and Procedures, dated December 18, 2024	Filed herewith
21.1	Subsidiaries of the Company	Filed herewith
23.1	Consent of Deloitte & Touche LLP	Filed herewith
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.3	Certification of Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32	Certification of Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
97.1	Columbia Banking System, Inc. Policy for the Recovery of Erroneously Awarded Incentive-based Compensation, dated October 22, 2024	Filed herewith

Exhibit #	Description	Location
101	The following financial information from Columbia Banking System, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 is formatted in XBRL: (i) Audited Consolidated Balance Sheets, (ii) Audited Consolidated Statements of Income, (iii) Audited Consolidated Statements of Comprehensive Income, (iv) Audited Consolidated Statements of Changes in Shareholders' Equity, (v) Audited Consolidated	Filed herewith
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL)	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Columbia Banking System, Inc. has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on February 25, 2025.

COLUMBIA BANKING SYSTEM, INC. (Registrant)

/s/ Clint E. Stein		February 25, 2025
Clint E. Stein, President and Chief Executive Officer		

Signature	Title	Date
/s/ Clint E. Stein Clint E. Stein	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2025
/s/ Ronald L. Farnsworth Ronald L. Farnsworth	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 25, 2025
/s/ Lisa M. White Lisa M. White	Executive Vice President, Corporate Controller (Principal Accounting Officer)	February 25, 2025
/s/ Cort L. O'Haver Cort L. O'Haver	Executive Chair	February 25, 2025
/s/ Craig D. Eerkes Craig D. Eerkes	Lead Independent Director	February 25, 2025
/s/ Mark A. Finkelstein Mark A. Finkelstein	Director	February 25, 2025
/s/ Eric S. Forrest Eric S. Forrest	Director	February 25, 2025
/s/ Peggy Y. Fowler Peggy Y. Fowler	Director	February 25, 2025
/s/ Randal L. Lund Randal L. Lund	Director	February 25, 2025
/s/ Luis F. Machuca Luis F. Machuca	Director	February 25, 2025
/s/ S. Mae Fujita Numata S. Mae Fujita Numata	Director	February 25, 2025

/s/ Maria M. Pope	Director	February 25, 2025
Maria M. Pope		
/s/ John F. Schultz	Director	February 25, 2025
John F. Schultz		
/s/ Elizabeth W. Seaton	Director	February 25, 2025
Elizabeth W. Seaton		
/s/ Hilliard C. Terry III	Director	February 25, 2025
Hilliard C. Terry III		
/s/ Anddria Varnado	Director	February 25, 2025
Anddria Varnado		

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Board of Directors

Cort L. O'Haver, Executive Chair

Craig D. Eerkes, Lead Independent Director

Clint E. Stein, President and Chief Executive Officer

Mark A. Finkelstein

Eric S. Forrest

Peggy Y. Fowler

Randal L. Lund

Luis F. Machuca

S. Mae Fujita Numata

Maria M. Pope

John F. Schultz

Elizabeth W. Seaton

Hilliard C. Terry, III

Anddria Varnado

Umpqua Bank Executive Officers

Clint E. Stein, Chief Executive Officer

Chris Merrywell, President of Consumer Banking

Tory Nixon, President of Commercial Banking

Drew Anderson, Executive Vice President, Chief Administrative Officer

Kumi Yamamoto Baruffi, Executive Vice President, General Counsel and Corporate Secretary

Aaron James Deer, Executive Vice President, Chief Strategy and Innovation Officer

Lisa Dow, Executive Vice President, Chief Risk Officer

Ron Farnsworth, Executive Vice President, Chief Financial Officer

David Moore Devine, Executive Vice President, Chief Marketing Officer

Frank Namdar, Executive Vice President, Chief Credit Officer

Andrew Ognall, Executive Vice President, Chief Human Resources Officer

INDEPENDENT AUDITORS
Deloitte & Touche, LLP

TRANSFER AGENT AND REGISTRAR
Broadridge Corporate Issuer Solutions

FINANCIAL INFORMATION
Columbia news and financial results are available
through the Internet and mail.

REGULATORY & SECURITIES COUNSEL
Sullivan & Cromwell, LLP

STOCK LISTING
The Company's common stock trades on the Nasdaq
Stock Market LLC under the symbol: COLB

INTERNET
For information about Columbia Banking System, Inc.,
access our home page at www.columbiabankingsystem.com.
You can also view or retrieve copies of Columbia's financial
reports on the Internet by connecting to www.sec.gov.
Immediate access to the Company's quarterly earnings
news releases via the Internet is provided by PR
Newswire at www.prnewswire.com.



COLUMBIA BANKING SYSTEM

1301 A Street, Tacoma, WA 98402
253-305-1900
ColumbiaBankingSystem.com